

Here for her health

2025 Notice of Annual Meeting of Shareholders and Proxy Statement

Message to Our Shareholders



On behalf of Organon's Board of Directors and Executive Leadership Team, we are pleased to invite you to our 2025 Annual Meeting of Shareholders on Tuesday, June 10, 2025 at 9 a.m. Eastern Daylight Time.

Organon has set itself apart in three years since launch with a portfolio and revenue mix that underscores our commitment to advancing women's health.

In 2024, we reinforced our ambitions to bring forward treatments for conditions that uniquely, differently, or disproportionately affect women and foster long-term value creation.

Throughout the year, we continued to invest in new opportunities - inside and outside of Organon - to complement the many attributes that distinguish us. For example, we completed the acquisition of Dermavant - our largest business development transaction since spin - and are optimistic about the future success that *Vtama*® (tapinarof) cream 1% will bring to Organon. *Vtama* is the only non-steroidal topical approved for mild, moderate and severe atopic dermatitis (AD), commonly known as eczema, which impacts more than 26 million people in the U.S. alone - 9.6 million of whom are children. This first-in-class treatment has the potential to bring much-needed relief to adults and children as young as two years of age who are affected by this disease. Introducing the therapy for AD patients reaffirms Organon's commitment to addressing areas of high unmet need.

A clear plan for the way forward
In our brief history, we've differentiated ourselves in life sciences with our competitive strengths - among them, our broad portfolio, global commercial excellence, and expertise in women's health. We're now building on these advantages to help us achieve our long-term top- and bottom-line growth aspirations.

Like many in the life sciences space, we have immediate challenges. For us, this means the 2025 impact from the loss of exclusivity of *Atozet*™ (ezetimibe and atorvastatin), the maturation of some of our legacy Biosimilars products, and the ongoing impact of a stronger U.S. dollar.

Since 2023, we've streamlined our operating model and go-to market strategy to take better advantage of our global commercial and market access expertise. We ramped up this transformation at the end of 2024 to drive a leaner culture in 2025 and beyond. As we think about 2026, we will have the *Atozet* LOE behind us and will be leveraging the cost savings implemented in 2025. Our aim with these actions is to increase our operational agility and strengthen our connections to customers and patients in all markets we serve with a particular emphasis on growth in the U.S. By further simplifying the way we work, we are more enabled to invest in innovation and maximize free cash flow to pursue impactful business development that have the potential to address the unmet health needs of patients around the world. In all we do, our goal is to support long-term growth and create sustainable shareholder value.

Our leadership team and Board continue to work closely to advance Organon's growth strategy while maintaining a sharp focus on corporate governance best practices, including effective succession planning and board refreshment. We are pleased to strengthen our Board with the appointment of Ramona A. Sequeira, effective July 1, 2025. Ramona brings extensive pharmaceutical and commercial expertise to our Board, including as president of Takeda's global portfolio division. With this appointment, effective July 1, 2025, our Board will expand to 12 directors.

We're proud of the company's approximately 10,000 founders and their commitment and passion for the company. Together, we are poised to further unlock this company's potential in 2025 and beyond.

Thank you for your continued investment and support in Organon.

Sincerely,

Carrie S. Cox   *Kevin Ali*

Carrie S. Cox   **Kevin Ali**
Chairman of the Board   Chief Executive Officer

 We've differentiated ourselves in life sciences with our competitive strengths."





Business Overview

Our Business Performance[1]

Organon delivered strong business results in 2024, our third full year as a standalone company. Revenue grew 2% or 3% at constant currency, with growth across all three franchises. Our vision is to create a better and healthier every day for every woman. As part of our journey to help patients around world, we are maximizing our foundational strengths in Women's Health, Biosimilars, and Established Brands.

Fiscal Year 2024 Business Performance[2]

$6.4B	$1.96B	$4.11
Full year revenue	**Adjusted EBITDA**	**Non-GAAP Adjusted Diluted EPS**

Women's Health	Biosimilars	Established Brands
↑5%	↑12%	↑2%

Other highlights from 2024 include[2]:

- Since spin, we **strategically deployed capital** with our investments across 11 promising transactions to enhance the revenue growth profile of the company.

- In 2024, the company generated $967 million in free cash flow before one-time costs and returned $297 million in cash dividends to shareholders.

- Organon published our third ESG report, marking significant progress toward our goals. Importantly, Organon is almost halfway toward its goal of reducing 120 million unplanned pregnancies by 2030.

- In October 2024, we **completed the acquisition of Dermavant Sciences Ltd.** ("Dermavant"), a company focused on innovative immuno-dermatology therapeutics, including their product, *Vtama*® (tapinarof) cream 1%, for the topical treatment of plaque psoriasis in adults, which was approved by the U.S. Food and Drug Administration ("FDA") in May 2022.

- In December 2024, the **FDA approved *Vtama* for the topical treatment of atopic dermatitis in adults and children two years and older**. We received the FDA approval prior to our target action date (PDUFA) of March 12, 2025.

- Our **Women's Health** franchise grew 5% at constant currency.
  - Our lead product, ***Nexplanon*®** (etonogestrel implant), a Long-Acting Reversible Contraceptive (LARC), grew 17% – its best year yet – and retained its market leadership in the U.S. LARC market.
  - *Jada*® system revenue grew to $61 million in 2024, and the team celebrated 100,000 units shipped since launch. Over 90% of the largest birthing hospitals in the U.S. now stock *Jada*.

- Our **Biosimilars** franchise grew 12% at constant currency, marking its third consecutive year of double-digit growth.
  - *Hadlima*® (adalimumab-bwwd) - our biosimilar for *Humira*[3] - **continued to grow in 2024 since our July 1, 2023 launch in the U.S.**

- Our **Established Brands** franchise delivered revenue growth of 2% at constant currency, reflecting volume growth in the base business, contributions from the recent licensing of *Emgality*[4] (galcanezumab-gnlm) from Eli Lilly, and revenues from *Vtama*.

---

1. For further explanation of the below non-GAAP measures including Adjusted EBITDA, Non-GAAP Adjusted Diluted EPS and free cash flow, and a reconciliation to the most directly comparable U.S. GAAP measure, please refer to Appendix A.
2. All growth rates exclude the impact of foreign exchange translation. For further explanation, please refer to Appendix A.
3. *Humira* is a trademark registered in the U.S. in the name of AbbVie Biotechnology Ltd.
4. *Emgality* is a trademark registered in the U.S. in the name of Eli Lilly and Company (used under license). Organon acquired certain European licensing and distribution rights to *Emgality* and *Rayvow (lasmiditan)* from Eli Lilly beginning in early 2024. *Emgality* and *Rayvow* are trademarks of Eli Lilly and Company (used under license).

Notice of 2025 Annual Meeting of Shareholders



To Organon Shareholders:

You are cordially invited to the Annual Meeting of Shareholders of Organon & Co. to be held on Tuesday, June 10, 2025, at 9:00 a.m. (Eastern Daylight Time), where we will vote on the matters below. You will be able to attend the Annual Meeting, vote and submit questions via a live webcast by visiting www.virtualshareholdermeeting.com/OGN2025. The Notice of Internet Availability of Proxy Materials is first being mailed, and the proxy materials are first being made available to our shareholders on or about April 25, 2025.

Items of Business:

- Election of the eleven directors named in the accompanying proxy statement to hold office for a one-year term until the 2026 Annual Meeting of Shareholders;

- Approval, on a non-binding advisory basis, of the compensation of our named executive officers;

- Approval of an amendment and restatement of the Organon & Co. 2021 Incentive Stock Plan;

- Ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025;

- Consider and act upon a shareholder proposal requesting adoption of a director election resignation guideline, if properly presented at the meeting; and

- Consideration of such other business as may properly come before the meeting or any adjournment or postponement thereof.

Thank you for your continued support of and interest in Organon.

Sincerely,

Kirke Weaver

Kirke Weaver
General Counsel and Corporate Secretary
April 25, 2025

Your Vote is Important—Vote Right Away

We encourage you to read the accompanying proxy statement with care and vote right away using any of the following methods, even if you intend to attend the Annual Meeting webcast. Voting early will help avoid additional solicitation costs and will not prevent you from voting during the Annual Meeting, if you wish to do so.

BY INTERNET www.proxyvote.com

BY PHONE In the U.S. or Canada, dial toll-free 1-800-690-6903

BY QR CODE Scan this QR code to vote with your mobile device (may require free app)

BY MAIL If you received printed copies of the proxy materials, cast your ballot, sign your proxy card or proxy voting instruction form and send back using the in our prepaid envelope and send in our prepaid envelope

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 10, 2025:

The Notice of Annual Meeting of Shareholders, proxy statement, and Organon's 2024 Annual Report on Form 10-K are available free of charge at www.proxyvote.com.



To vote by Internet or telephone, have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card, or voting instruction form in hand and follow the instructions. Internet and telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on June 9, 2025. If your shares are held in a stock brokerage account or by a bank or other nominee, your ability to vote by Internet or telephone depends on your broker's voting process. Please follow the directions provided to you by your broker, bank, or nominee. For additional information, please refer to the *Questions and Answers About the Annual Meeting and Voting* section beginning on page 100.

To be admitted to the virtual meeting, have the 16-digit control number included on your Notice of Internet Availability of Proxy Materials, proxy card or voting instruction form in hand and visit www.virtualshareholdermeeting.com/OGN2025.

Only shareholders listed on Organon's records at the close of business on April 14, 2025, the record date, are entitled to vote. A list of shareholders of record as of the record date will be available during regular business hours for 10 days ending on the day before the date of the Annual Meeting at the Office of Corporate Secretary at our corporate headquarters located at 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302.

If you have any questions or need assistance voting your shares, please contact Sodali & Co., our proxy solicitor, by calling 800-662-5200 (or banks and brokers can call collect at 203-658-9400), or by emailing OGN.info@investor.sodali.com.

Table of Contents

Index of Frequently Referenced Pages

Compensation Highlights



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Forward-Looking Statements



This proxy statement includes "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about management's expectations about Organon's ESG strategy, and the expected benefits of Organon's ESG efforts, Organon's future financial performance and prospects, including those relating to Organon's efficiency and cost saving initiatives, and Organon's ability to meet its long-term growth targets, create sustainable shareholder value, and execute on its growth strategy. Organon's ability to drive profitable growth, remain disciplined with respect to operating costs, and invest in new opportunities that complement Organon's strengths. Forward-looking statements may be identified by words such as "goal," "ambition," "potential," "aspiration," "aim," "target," "strategy," "vision," "ambition," "aspire," "expects," "intends," "anticipates," "plans," "believes," "seeks," "estimates," "opportunity," "continue," "will" or words of similar meaning. These statements are based upon the current beliefs and expectations of the company's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or risks or uncertainties materialize, actual results may differ materially from those set forth in the forward-looking statements.

Risks and uncertainties include, but are not limited to, an inability to execute upon our ESG strategy within expected timeframes, if at all; macroeconomic factors; the impact of multiple, conflicting and changing laws, executive orders and directives, and regulations such as privacy regulations, tax laws, tariffs, employment laws, regulatory requirements; government funding allocation processes, and other governmental approvals, permits and licenses; trade protection measures and import or export licensing requirements, including the imposition of tariffs, trade sanctions or similar restrictions by the United States or other governments; the uncertainty of the clinical trial and regulatory approvals during the expected timeframe, if at all; an inability to adapt to the industry-wide trend toward highly discounted channels; difficulties implementing or executing on Organon's acquisition strategy, difficulties integrating such acquisitions (including its recent acquisition of Dermavant Sciences Ltd.) or any other failure to recognize the benefits of such acquisitions; changes in tax laws or other tax guidance that could adversely affect our cash tax liability, effective tax rates, and results of operations and lead to greater audit scrutiny; expanded brand and class competition in the markets in which the company operates; global tensions, which may result in disruptions in the broader global economic environment; governmental initiatives that adversely impact our marketing activities, particularly in China; volatility in our stock price; political and social pressures, or regulatory developments, that adversely impact demand for, availability of, or patient access to contraception or fertility products; recent United States Supreme Court decisions and other developments impacting regulatory agencies and their rule making, including related financial market reactions, tax planning and international trade practices; difficulties with performance of third parties we rely on for our business growth; the failure of any supplier to provide substances, materials, or services as agreed; the increased cost of supply, manufacturing, packaging, and operations; difficulties developing and sustaining relationships with commercial counterparties; competition from generic products as our products lose patent protection; any failure by us to obtain an additional period of market exclusivity in the United States for Nexplanon subsequent to the expiration of the rod patents in 2027; as well as the continued impact of our loss of data exclusivity for Atozet™ (ezetimibe and atorvastatin); disruptions at the U.S. Food and Drug Administration, the U.S. Securities and Exchange Commission (the "SEC") and other U.S. and comparable foreign government agencies; pricing pressures globally, including rules and practices of managed care groups, judicial decisions and governmental laws and regulations related to Medicare, Medicaid and health care reform, pharmaceutical reimbursement and pricing in general; an inability to fully execute on our product development and commercialization plans in the United States, Europe, and elsewhere internationally; the failure by us or our third party collaborators and/or their suppliers to fulfill our or their regulatory or quality obligations; the impact of higher selling and promotional costs; the evolving legal and regulatory landscape around, as well as investor perceptions of, corporate citizenship and sustainability matters; and the impact of cyberattacks or other events that may affect Organon's information technology systems or those of third parties. The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Additional factors that could cause results to differ materially from those described in the forward-looking statements can be found in the company's filings with the Securities and Exchange Commission ("SEC"), including the company's Annual Report on Form 10-K for the year ended December 31, 2024 and subsequent SEC filings, available at the SEC's website (www.sec.gov). In addition, our environmental, social and governance ("ESG") goals are aspirational and may change. Statements regarding our goals are not guarantees or promises that they will be met.

Website References

Throughout this proxy statement, we identify certain materials that are available in full on our website and refer the reader to additional information available on our website. The information contained on, or available through Organon's website, is not and shall not be deemed to be incorporated by reference in this proxy statement.

Proxy Statement Summary

The accompanying proxy is solicited on behalf of the Board of Directors (the "Board") for use at the 2025 Annual Meeting of Shareholders of Organon & Co. ("Organon," the "company," "we," "us," or "our"). Please review the entire proxy statement and Organon's 2024 Annual Report on Form 10-K (the "Annual Report") before voting. The voting items expected to be proposed at the meeting are listed below along with the Board's voting recommendations.

2025 Annual Meeting of Shareholders



Time	**Annual Meeting Date**	**Location**
9:00 a.m. (Eastern Daylight Time)	Tuesday June 10, 2025	Via webcast at www.virtualshareholdermeeting.com/OGN2025
	Record Date April 14, 2025	

Voting Matters		Page	Board's Recommendation
Proposal 1	Election of the Director Nominees Named Herein	33	**FOR** each Nominee
Proposal 2	Approval, on a Non-Binding Advisory Basis, of the Compensation of Organon's Named Executive Officers	47	**FOR**
Proposal 3	Approval of an Amendment and Restatement of the Organon & Co. 2021 Incentive Stock Plan	88	**FOR**
Proposal 4	Ratification of the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2025	93	**FOR**
Proposal 5	Shareholder Proposal Requesting Adoption of a Director Election Resignation Guideline, if properly presented	96	**AGAINST**



Who We Are

Organon is a global healthcare company formed with the primary vision to improve the health of women. We are the only global company of our size focused primarily on women's health. Organon has a portfolio of more than 70 medicines and products across a range of therapeutic areas.

We focus on three key areas to achieve our vision of a better and healthier every day for every woman:



Women's Health

We believe that women are the foundation of a healthier world, and we know that women need more choices when it comes to their health care. We plan to continue building on our strengths in reproductive health and fertility as we assemble a suite of health options that help address the areas of high unmet needs for women.



Biosimilars

Biosimilars, which are approved by regulators as being highly similar to approved biologic medicines, are used to treat a range of serious conditions. They offer patients more treatment options and reduced costs compared to biologics—potentially helping expand access to biologic medicines.



Established Brands

Our established brands include well-known products, which generally are beyond market exclusivity, across a range of therapeutic areas including respiratory, cardiovascular, dermatology, non-opioid pain management, and more.

Led by the women's health portfolio, coupled with an expanding biosimilars business and a stable franchise of established medicines, Organon's products produce strong cash flows that enable our ability to invest in innovation and future growth opportunities. In addition, Organon is pursuing opportunities to collaborate with biopharmaceutical innovators looking to commercialize their products by leveraging its scale and presence in fast growing international markets.

Organon has a global footprint with significant scale and geographic reach, and world-class commercial capabilities. As of December 31, 2024, Organon had over **10,000** employees worldwide and is headquartered in Jersey City, New Jersey.

On June 2, 2021, Organon separated from Merck & Co., Inc., Rahway, NJ, USA as a result of a pro rata distribution of Organon's common stock to shareholders of Merck. We refer to this transaction as the "spinoff." Since 2021, Organon has been a standalone public company with common stock trading on the New York Stock Exchange (the "NYSE") under the ticker symbol "OGN." Organon is also a member of the S&P SmallCap 600 index.

Executive Compensation Highlights (Page 52)

The Talent Committee oversees our executive compensation program, which is designed to support our executive compensation philosophy and objectives, align executive pay with shareholder interests and promote our ongoing business strategy. The Talent Committee will review and consider modifications to our executive compensation program to reflect our business strategy, performance, and evolving corporate governance practices.

Our executive compensation practices demonstrate our commitment to responsible pay and governance principles. For additional information on the components of our 2024 executive compensation, please refer to the Compensation Discussion and Analysis ("CD&A"), beginning on page 52.

Say-on-Pay Advisory Vote (Page 55)

In 2024, shareholders demonstrated their support for our executive compensation program with approximately 84% of the votes cast voted in favor of the say-on-pay proposal. Consistent with Organon's strong interest in shareholder engagement and our pay-for-performance approach, the Talent Committee continues to evaluate and refine our executive compensation program to promote alignment between the respective interests of our executives and shareholders.

We ask that our shareholders approve, on an advisory basis, the compensation of our named executive officers ("NEOs") as further described in Proposal 2 on page 47.

Corporate Governance Highlights (Page 9)

We actively monitor our corporate governance practices to ensure we continue to manage our business in accordance with high standards of ethics, business integrity, and corporate governance. Our corporate governance practices empower the Board to set objectives and oversee performance, and strengthens the accountability of the Board and management. For this reason, we devote considerable time and resources with the aim of ensuring that:

- **our policies reflect our values and business goals;**
- **we operate in an open, honest, and transparent way; and**
- **we have an effective corporate governance structure.**

We highlight some significant aspects of our corporate governance practices and policies below.

Independent Leadership

- The Chairman of the Board is independent.
- Ten of our 11 director nominees are independent.
- Our independent directors hold regular executive sessions.
- All four of our standing Board committees are composed solely of independent directors.

Director Accountability

- Directors are elected by majority vote in uncontested elections.
- Directors who do not receive a majority vote are required to submit their offer to resign from the Board for the Board's consideration.
- Annual election of all directors starting with this Annual Meeting.

Best Practices

- We conduct Board, Board committee and individual director evaluations annually.
- The Board actively engages in succession planning for the CEO and other executive officers.
- Directors may not stand for re-election after age 75, unless the Board determines that it is in the best interests of the Company and its shareholders to extend the director's service for an additional period of time.
- We have an overboarding policy that limits the number of public company boards on which directors may serve.
- The Board is diverse in terms of experience, skills, and other differentiating characteristics.
- The Board and its committees have a robust risk oversight program.

Alignment with Shareholder Interests

- We have a proxy access provision in our Bylaws whereby shareholders who own 3% of Organon common stock for at least three years may nominate up to 20% of the members of our Board, subject to compliance with Bylaw provisions.
- We do not have a shareholder rights plan (also known as a poison pill).
- We do not have any supermajority voting provisions.

- Directors and executive officers are subject to stock ownership guidelines.
- We have an active shareholder engagement program.

Environmental, Social, and Governance (ESG)

- Proactive management of ESG risks and opportunities is integrated into our long-term business strategy.
- The Board's committees have robust, independent oversight of various ESG topics, including the Audit Committee's oversight of cybersecurity and compliance matters, the Talent Committee's oversight of human capital management, and the ESG Committee's oversight of governance, product quality, corporate reputation and other sustainability matters.
- We have established clear and measurable ESG initiatives and are taking action to make progress toward them over time. For information about our efforts and progress on these initiatives, please visit our ESG microsite at www.organon.com/about-organon/environmental-social-governance.
- We actively engage shareholders and other stakeholders to understand their ESG priorities and address any questions or concerns.
- Our third ESG Report was published in August 2024. We are preparing our fourth ESG Report, which we expect to publish in Summer 2025, following global standards.



Our Director Nominees (Page 33)

Our directors possess broad expertise, skills, experience, and perspectives to provide the strong oversight and strategic direction required to govern Organon's business and strengthen and support senior management. As illustrated by the following charts, our directors consist of individuals with expertise in fields that align with Organon's business and long-term strategy and reflect the Board's commitment to diverse perspectives and viewpoints.

As previously disclosed in our Current Report on Form 8-K filed on April 15, 2025, our Board approved the appointment of Ramona A. Sequeira, President of the U.S. Business Unit and Global Portfolio Commercialization at Takeda Pharmaceuticals Company (Takeda), to the Board, effective July 1, 2025. Ms. Sequeira, age 59, has over 30 years of pharmaceutical industry experience through her work with Takeda and, prior to that, between 2003 and 2015, with Eli Lilly and Company in roles with increasing responsibility. She is a proven commercial leader with a steadfast commitment to building strategies around the needs of patients and a track record of strong execution across global markets including the USA, Europe and Emerging Markets. She also serves on the board of Edwards Lifesciences Corporation. Because Ms. Sequeira's appointment is not effective until after this Annual Meeting, she is not standing for election at this Annual Meeting and, therefore, is not included in the statistics that are being presented regarding our director nominees. However, we included her biography here to provide our shareholders with a full picture of our Board composition once Ms. Sequeira joins the Board, at which time the size of the Board will automatically increase to 12 directors pursuant to a previously approved Board action.



The following chart provides summary information about each director nominee. Detailed information about each individual's background, skill sets, and areas of expertise can be found beginning on page 33.

Name[1]	Age	Director Since	Primary Occupation	Committee Memberships: Audit	Talent	ESG	PDC
Directors Standing for Election at the Annual Meeting							
Kevin Ali			Chief Executive Officer, Organon & Co.				
Carrie S. Cox Chairman of the Board	67	2021	Former Chief Executive Officer of Humacyte, Inc., former EVP of Schering-Plough and current Chairman of Solventum Corporation and Cartesian Therapeutics, Inc., and a director of Texas Instruments Inc.		● (Chair)	●	●
Robert Essner*	77	2021	Executive in Residence and an Adjunct Professor at Columbia Business School, and Former Chairman, Chief Executive Officer and President, Wyeth Pharmaceuticals, Inc.			● (Chair)	●
Alan Ezekowitz, M.D., Ph.D.	71	2021	Advisory Partner, Third Rock Ventures, LLC, Former CEO and Co-Founder of Abide Therapeutics, and Former SVP and Franchise Head Merck Research Laboratories	●			●
Helene Gayle, M.D., M.P.H.	69	2021	President Emerita of Spelman College			●	
Rochelle "Shelly" B. Lazarus*	77	2021	Chairman Emeritus of Ogilvy & Mather			●	
Deborah Leone	60	2021	Former Partner & Chief Operating Officer, Investment Management, Goldman Sachs Group, Inc.	●			
Philip Ozuah, M.D., Ph.D.	62	2021	President and Chief Executive Officer, Montefiore Medicine		●		● (Chair)
Cynthia M. Patton	63	2021	General Counsel and Corporate Secretary, Tessera Therapeutics	●			
Grace Puma	62	2021	Former Executive Vice President, Chief Operations Officer, PepsiCo, Inc.		●		
Shalini Sharp	50	2021	Former Executive Vice President and Chief Financial Officer, Ultragenyx Pharmaceutical Inc.	● (Chair)			●

● (Chair) = Committee Chair ● = Committee Member

* In 2025, the Board of Directors, upon the recommendation of the ESG Committee, determined that it was in the best interests of the Company and its shareholders to waive the Retirement Age Policy for one year with respect to Mr. Essner and Ms. Lazarus, who have each reached the age of 75 prior to the 2025 Annual Meeting.

(1) As disclosed in our Current Report on Form 8-K filed on April 15, 2025, because her appointment is not effective until July 1, 2025, Ramona A. Sequeira is not included in this chart. For details regarding her background and qualifications, please see page 6 of this proxy statement.

Director Qualifications and Expertise

Our directors are responsible for overseeing the company's business consistent with their fiduciary duties. This significant responsibility requires highly skilled individuals with various qualities, attributes, and professional experiences. We believe the Board is well-rounded, with a balance of relevant perspectives and experience, as illustrated by the following chart.

Executive Leadership / CEO Experience	100%
Financial / Accounting	91%
Global Healthcare	82%
Marketing, Sales or Public Relations	45%
Public Policy / Regulatory	91%
Public Company Board Experience	100%
Global Business Experience	100%
Human Capital Management	100%
Manufacturing / Operational	36%
Mergers & Acquisitions / Business Development	82%
Research & Development / Scientific Experience	55%

Corporate Governance



Under Delaware law, the Board has the legal responsibility for overseeing the management of Organon and its business. The Board's primary duty is to represent and act in the best interests of our shareholders. To that end, the Board selects the CEO and oversees the senior management team, who is authorized to conduct Organon's daily business.

The Board has adopted corporate governance principles (the "Principles of Corporate Governance") that, together with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, and Board committee charters, form the governance framework for the Board and its committees. The Principles of Corporate Governance cover a wide range of subjects, including the role and composition of the Board; functioning of the Board and Board committees; director qualifications; overboarding, resignation, and retirement age policies; director compensation; share ownership guidelines; succession planning; evaluation of the CEO; director orientation and continuing education; Board, committee, and director performance evaluations; and shareholder engagement.

The Principles of Corporate Governance and Board committee charters are reviewed by the Board and its committees at least annually and amended, as appropriate, in response to changing legal, regulatory and stock exchange listing requirements, evolving best practices and the perspectives of our shareholders and other constituents.

Governance Materials

The following items relating to corporate governance at Organon are available on our website at https://www.organon.com/about-organon/corporate-governance/

- Amended and Restated Certificate of Incorporation
- Amended and Restated Bylaws
- Principles of Corporate Governance
- Board Committee Charters

In addition, as part of our ethics and compliance program, our Board has approved a Code of Conduct, which is available on our website at www.organon.com/about-organon/mission-vision-and-values/code-of-conduct. The information contained on or accessible through our website does not constitute a part of this proxy statement and is not incorporated herein by reference.

Board's Role in Strategic Planning

The Board — acting both as a whole and through its four standing committees — is fully engaged and involved in Organon's strategic planning process. Each director has an obligation to keep informed about Organon's business and strategies, so he or she can provide oversight and guidance to management in formulating and developing plans and make informed decisions on matters of importance to Organon.

The Board's oversight and guidance are inextricably linked to the development and review of Organon's strategic plan. By exercising sound and independent business judgment on the strategic issues important to Organon's business, the Board sets the direction for Organon's long-term success.

Risk Oversight

The Board's oversight of Organon's risk is an important component of the Board's engagement on strategic planning, and the Board has two primary methods of overseeing risk. The first method is through Organon's Enterprise Risk Management ("ERM") process, which enables Board oversight of the most significant risks facing Organon. The second method is through the functioning of the four standing committees of the Board — the Talent Committee, the Audit Committee, the Environmental, Social and Governance Committee ("ESG Committee") and the Portfolio Development Committee.

Management has established the ERM process to facilitate a complete enterprise-wide approach to evaluating risk over the following six distinct risk areas, with overlapping responsibilities:

Responsibility and Reputation ›	Risks that may impact our responsibility for the well-being of our employees, customers and their patients, communities, or our reputation
Strategy ›	Macro risks that may impact our ability to achieve long-term business objectives
Operations ›	Risks related to our operations, cybersecurity and physical environment that may impact our ability to achieve business objectives
Compliance ›	Risks related to our compliance with laws, regulations, and industry standards, and our stated values and policies to act ethically
Reporting ›	Risks to maintaining accurate financial statements and timely, complete public company financial reporting
Safety ›	Risks to our employees, our customers and their patients, or community health and safety

The goal of the ERM process is to provide an ongoing effort, implemented across Organon and aligned to its stated values and goals to act ethically, to identify and assess risk and to monitor risk and take agreed-upon mitigating actions. If the ERM process identifies a material risk, it is elevated to the CEO and the Executive Leadership Team for review and then to the Board for review as part of our ERM update. The Audit Committee periodically reviews the ERM process to evaluate whether it is sufficiently robust and functioning effectively.

Each Board committee oversees specific areas of risk relevant to the committee through direct interactions with the CEO, the Executive Leadership Team, the heads of business franchises, and/or compliance and corporate functions. A committee may address risks directly with management or, where appropriate, may elevate a risk for consideration by the Board or another Board committee. The following are examples of Board committees' responsibilities in risk oversight:

- The Audit Committee has primary responsibility for overseeing Organon's risk-management program relating to cybersecurity, although the Board participates in periodic reviews, tabletops and discussion dedicated to cyber risks, threats, and protections, as discussed under Board Oversight of Information Security, including Cybersecurity and Data Privacy. The Audit Committee also oversees risk relating to finance, business integrity, compliance, and internal controls, disclosure controls, and related financial reporting through its interactions with the Chief Financial Officer, the General Counsel, the Chief Ethics and Compliance Officer, the Controller, and the Head of Internal Audit.

- The Talent Committee has risk oversight responsibilities over our policies and practices with respect to our executive compensation program. Consistent with applicable NYSE Listing Standards, the Talent Committee also reviews our CEO's compensation as well as the compensation of our other executive officers. The Talent Committee also has oversight of Organon's programs, policies, and practices related to its management of human capital resources, including diversity of talent and experiences.



- The ESG Committee oversees Organon's corporate governance, including the practices, policies, and procedures of the Board and its committees, considers the size, structure, and needs of the Board, reviews possible candidates for the Board, recommends director nominees to the Board for approval, and plays a role in ESG-related risk and compliance oversight.

The ERM process and Board committee approach to risk management leverages the Board's leadership structure to enable the Board's oversight of risk on both an enterprise-wide approach and through specific areas of competency.

Board Oversight of Information Security, Including Cybersecurity and Data Privacy

Our Audit Committee has primary responsibility for overseeing our risk-management program relating to cybersecurity, although the Board participates in periodic reviews, tabletop exercises and discussion dedicated to cyber risks, threats, and protections. Our information security and privacy programs provide that the Board receives an annual report from our Chief Information Security Officer and Chief Ethics and Compliance Officer to discuss our program for managing information security risks, including data security risks, the risk of cybersecurity incidents and, if applicable, remediation of any potential cybersecurity incidents. The Audit Committee also receives regular briefings on both information security and data privacy from the Chief Information Security Officer and Chief Ethics and Compliance Officer, respectively, and meets at least annually with our Chief Information Security Officer regarding our information technology. The Audit Committee receives periodic updates regarding our cybersecurity risk management program, and reports to the Board on the principal risks facing us and the steps being taken to manage and mitigate these risks. Both the Board and the Audit Committee receive periodic reports on our cyber readiness, security controls and our cybersecurity investments. In addition, our directors are apprised of incident simulations and response plans, including for cyber and data breaches. For additional information, please see Item 1C. Cybersecurity included in our Form 10-K for the year ended December 31, 2024 filed with the SEC on February 28, 2025.

Information Security, Privacy and Cybersecurity Risk Management Programs Highlights

Commitment to Data Privacy ›	We are committed to responsible handling of sensitive personal information under applicable global data privacy laws. We balance the need to operate and grow our business against our commitment to transparency and control, fairness, non-discrimination, and accountability.
Security Programs ›	Our multi-layered information security and data privacy programs and practices are designed to foster the safe, secure, and responsible use of the information and data our stakeholders entrust to us.
Governance ›	We work with our stakeholders to help develop and implement standards for safe and secure transactions.
Security ›	Independent third parties test and audit our cybersecurity capabilities.
System Tests ›	We regularly test our systems to discover and address any potential vulnerabilities.
Employee Training ›	We conduct annual cybersecurity and privacy awareness training for employees.
Insurance Coverage ›	We maintain a business continuity program and cyber insurance coverage.

Independence of Directors

The Principles of Corporate Governance require a substantial majority of our directors to be independent. In making independence determinations, the Board observes all relevant criteria established by the SEC and the NYSE. The Board considers all relevant facts and circumstances in making a director independence determination.

To be considered independent, a director must meet the bright-line independence tests established by the NYSE, and the Board must affirmatively determine that the director has no direct or indirect material relationship with Organon.

The Board also rigorously considers the heightened independence requirements for members of the Audit Committee and the Talent Committee. The ESG Committee reviews the Board's approach to determining director independence periodically and recommends changes, as appropriate, for consideration and approval by the Board.

Independence Determinations

The Board has determined that each of Organon's directors, with the exception of our CEO, Kevin Ali—namely, Carrie S. Cox, Robert Essner, Alan Ezekowitz, M.D., Ph.D., Helene Gayle, M.D., M.P.H., Rochelle B. Lazarus, Deborah Leone, Philip Ozuah, M.D., Ph.D., Cynthia M. Patton, Grace Puma, and Shalini Sharp—are independent under the NYSE Listing Standards. All members of the Board's Audit Committee, Portfolio Development Committee, Talent Committee, and ESG Committee are independent under these standards, and all members of the Audit Committee and Talent Committee meet the enhanced independence requirements for audit committee members and compensation committee members, respectively in the NYSE Listing Standards. In addition, the Board has determined that Ramona A. Sequeira, who has been appointed to the Board effective July 1, 2025, is independent under the NYSE Listing Standards. The Board previously determined that Martha E. McGarry, who served as a director until December 4, 2024, and Ma. Fatima de Vera Francisco, who served on the Board until June 4, 2024, were independent under the NYSE Listing Standards during the time they served on the Board.

In making these determinations, the Board considered relationships that exist between Organon and other organizations where each director serves, as well as the fact that in the ordinary course of business, transactions may occur between such organizations and Organon or one of our subsidiaries. The Board also evaluated whether there were any other facts or circumstances that might impair a director's independence.

Related Person Transactions

Related Person Transaction Policies and Procedures

The Board has adopted written Related Person Transaction Policies and Procedures (the "Related Person Policy"). The Related Person Policy, which is administered by the Audit Committee, governs the review, approval, ratification, or disapproval by the Audit Committee of transactions between us or any of our subsidiaries and any "related person" in which the amount involved since the beginning of our last completed fiscal year will or may be expected to exceed $100,000 and in which one or more of such related persons has a direct or indirect material interest. The Related Person Policy defines a "related person" to include anyone who served as a director, director nominee, or executive officer since the beginning of Organon's last fiscal year, any greater than 5% shareholder, or any immediate family member of any of those persons.





Pursuant to the Related Person Policy, management will provide the Audit Committee all material information relevant to transactions that require the Audit Committee's approval. In approving or disapproving any such transaction, the Audit Committee will consider all relevant factors, including, as applicable, Organon's business rationale for entering into the transaction, the alternatives to entering into the transaction, whether the transaction is on terms comparable to those generally available to an unaffiliated third party under the same or similar circumstances, the extent of the related person's interest in the transaction, and the potential for the transaction to lead to an actual or apparent conflict of interest. Any member of the Audit Committee who is deemed a related person with respect to a transaction under review will not be permitted to participate in the discussion or approval of the transaction.

The Audit Committee will review and assess ongoing related person transactions as necessary throughout the duration of their term, but no less than annually, to help ensure that the transactions are in compliance with any Audit Committee guidelines and the transactions remain fair and reasonable to Organon and consistent with the interests of Organon and its shareholders.

Certain Related Person Transactions

Each director, director nominee and executive officer of Organon is required to annually complete a Director & Officer ("D&O") Questionnaire. The D&O Questionnaire requests, among other things, information regarding whether any director, director nominee, executive officer, or their immediate family members had an interest in any related person transaction or proposed transaction with Organon or its subsidiaries or has a relationship with a company that has entered or proposes to enter into such a transaction.

After review of the D&O Questionnaires by the Office of Corporate Secretary, the responses are collected, summarized, and distributed to responsible areas within Organon to identify any potential related person transactions. All relevant relationships and any transactions, along with payables and receivables, are compiled for each person and affiliation. Management submits a report of the affiliations, relationships, transactions, and appropriate supplemental information to the Audit Committee for its review. Based on this information, the Audit Committee has determined that since January 1, 2024, there have been no transactions that require disclosure under Item 404(a) of SEC Regulation S-K.

Board Leadership Structure

The Board annually reviews its leadership structure to evaluate whether it remains appropriate for Organon.

Carrie S. Cox serves as independent Chairman of the Board and Kevin Ali serves as our CEO. The Board believes that this leadership structure, which separates the Chairman and CEO roles, is optimal at this time. With separate Chairman and CEO roles, our independent Chairman can lead the Board in the performance of its duties by establishing agendas, presiding at all meetings of the Board and executive sessions of non-management directors, engaging with the CEO and executive leadership team between Board meetings on business developments, and providing overall guidance to our CEO as to the Board's views and perspectives, particularly on the strategic direction of Organon. Meanwhile, our CEO can focus his time and energy on setting Organon's strategic direction, overseeing daily operations, engaging with external constituents, developing our leaders, and promoting employee engagement at all levels of the organization. The Board believes our governance practices help ensure that skilled and experienced independent directors provide independent leadership.

Board Meetings and Committees

Under the Principles of Corporate Governance, directors are expected to attend regular Board meetings, applicable Board committee meetings, and the annual meetings of shareholders. All directors attended at least 75% of the meetings of the Board and of the Board committees on which they served in 2024, except Dr. Helene Gayle who attended less than 75% of Board and committee meetings due to an unforeseen medical illness. Organon held its 2024 annual shareholder meeting on June 4, 2024. All thirteen directors then serving on the Board attended the 2024 annual meeting of shareholders.

The Board met six times in 2024 and the independent directors of the Board met in six executive sessions in 2024. Ms. Cox, Chairman of the Board, presided over the executive sessions.

The Board's four standing committees, each of which is made up solely of independent directors, are the Audit, ESG, Talent and Portfolio Development Committees. In addition, the Board from time to time may establish other committees to focus on particular issues as the need arises. All standing committees are governed by Board-approved charters, which are available on our website at https://www.organon.com/about-organon/leadership/corporate-governance/. Each committee evaluates its performance and reviews its charter annually. Additional information about the committees is provided on the following pages. Our CEO, Mr. Ali, is not an independent director under NYSE Listing Standards and is therefore not a member of any standing Board committee with an independence requirement. The primary functions, current committee membership and the number of meetings each committee held in 2024 are further described on pages 15-18.

Audit Committee



Shalini Sharp
Chair

Other Members
Alan Ezekowitz, M.D., Ph.D.
Deborah Leone
Cynthia M. Patton

Number of Meetings in 2024	Meeting Attendance in 2024*
6	**100%**

Financial Experts on Audit Committee

The Board has determined that each member of the Audit Committee is financially literate and that each of Mss. Leone and Sharp is an "audit committee financial expert" as defined by the SEC and has accounting or related financial management expertise as required by the NYSE Listing Standards.

* Represents the average meeting attendance of all Audit Committee members.

Overview

The Audit Committee oversees our accounting and financial reporting processes, internal controls and audits, and Organon's risk management process. The Audit Committee also consults with management, the internal auditors, and our independent public company registered accounting firm (the "Independent Auditor") on, among other items, matters related to the annual audit of the financial statements included in our Annual Report on form 10-K,and the accounting principles applied. The Audit Committee has established policies and procedures for the pre-approval of all services provided by our Independent Auditors (as described on page 94 of this proxy statement).

The Audit Committee's Report is included on page 95 of this proxy statement.

The Primary Functions of this Committee Include:

- Assisting our Board in fulfilling its oversight responsibility relating to: (i) the integrity of our financial statements and financial statement audits; (ii) our and our subsidiaries' accounting and financial reporting processes and system of internal controls over financial reporting and disclosures; (iii) our compliance with legal and regulatory requirements; (iv) the qualifications and independence of the Independent Auditor; (v) the performance of our internal audit function and our independent public accountants; (vi) our risk management processes; and (vii) preparation of the Audit Committee Report included in this proxy statement;

- Being directly responsible for the appointment (subject to ratification by our shareholders), compensation, retention and oversight of the work of our Independent Auditor (including the resolution of disagreements between management and the Independent Auditor regarding financial reporting, if any);

- Evaluating the Independent Auditor's qualifications, performance and independence, including a review and evaluation of the lead partner and partner rotation requirements;

- Monitoring our compliance program with respect to legal and regulatory requirements, our Code(s) of Conduct and our policies on ethical business practices and reporting on these items to the Board;

- Establishing and periodically reviewing policies and procedures for the review, approval, and ratification of related person transactions, as defined in applicable SEC rules and the NYSE Listing Standards, and reviewing and approving, disapproving, or ratifying related person transactions in accordance with these policies and procedures, and overseeing other related person transactions governed by applicable accounting standards;

- Establishing and overseeing procedures for handling (receipt, retention and treatment, on a confidential basis) of complaints of potential misconduct, including: (i) violations of law or our code(s) of conduct; (ii) complaints regarding accounting, internal accounting controls, auditing, and federal securities law matters; and (iii) the confidential, anonymous submission of concerns by employees regarding accounting, internal accounting controls, auditing, and federal securities law matters; and

- Periodically reviewing our enterprise risk assessment policies and processes, including meeting at least annually with our Chief Information Security Officer regarding our information technology and receiving periodic updates regarding our cybersecurity risk management program, and reporting to the Board on the principal risks facing us and the steps being taken to manage and mitigate these risks.

Portfolio Development Committee



Philip Ozuah, M.D., Ph.D.
Chair

Other Members
Carrie S. Cox
Robert A. Essner
Alan Ezekowitz, M.D., Ph.D.
Shalini Sharp

Number of Meetings in 2024	Meeting Attendance in 2024*
2	**100%**

* Represents the average meeting attendance of all PDC Committee members.

Overview

The Portfolio Development Committee (the "PDC Committee") assists and provides advice or recommendations to the Board in fulfilling its oversight responsibilities on the strategic direction of, and investment in, science, research and development ("R&D"), business development and such other matters as are set out in the Committee's charter or as may otherwise be assigned to the Committee by the Board.

The Primary Functions of this Committee Include:

- Advise the Board on strategic, scientific, and R&D aspects of the Company's business development activities;
- Evaluate and discuss emerging trends related to areas of therapeutic interest aligned to the Company's business development strategy;
- Advise the Board on the Company's strategic direction and progress of its pipeline advancement and investment in R&D;
- Review the overall scientific and R&D aspects of the Company and report to the Board regarding such review to help facilitate the Board's oversight of the Company's strategic goals;
- Annually evaluate the performance of the PDC Committee and assess the adequacy of the PDC Committee's charter;
- Be responsible for any other matter expressly delegated to the PDC Committee by the Board from time to time; and
- Report regularly to the full Board with respect to its activities.

Talent Committee



Carrie S. Cox
Chair

Other Members
Philip Ozuah, M.D., Ph.D.
Grace Puma

Number of Meetings in 2024	Meeting Attendance in 2024*
5	**100%**

Compensation Committee Interlocks and Insider Participation

There were no Talent Committee interlocks or insider (employee) participation during 2024.

* Represents the average meeting attendance of all Talent Committee members.

Overview

The Talent Committee oversees our overall compensation philosophy, policies and programs, and assesses whether the company's compensation philosophy establishes appropriate incentives for management and employees. The Talent Committee also oversees our human capital management, focusing on leadership development, workplace culture and belonging. The details of the processes and procedures involved are described in the CD&A beginning on page 52. The Talent Committee may delegate its duties and responsibilities to one or more subcommittees as it determines appropriate. The independent members of the Board ultimately make the final decisions regarding the CEO's compensation.

The Talent Committee's Report is included on page 70 of this proxy statement.

The Primary Functions of this Committee Include:

- Reviewing and approving corporate goals and objectives relevant to the compensation of the CEO and the other executive officers, evaluating their performance against these goals and objectives, and, based on this evaluation, recommending to the independent directors of the Board the CEO's compensation level and approving the compensation of the other executive officers;

- Overseeing succession planning for positions held by executive officers, and reviewing succession planning and management development at least annually with the Board, including recommendations and evaluations of potential successors to fill these positions;

- Regularly reviewing the form and amount of compensation of directors for service on the Board and its committees and recommending changes in compensation to the Board as appropriate;

- Reviewing and recommending for inclusion executive compensation disclosures made in this proxy statement, including the Compensation Discussion and Analysis and the Talent Committee Report;

- Reviewing our strategies and programs for leadership development and for maintaining a talent pipeline for executive roles;

- Reviewing and discussing with management our initiatives, objectives, and progress related to fostering a culture of belonging and equal opportunity; and

- Reviewing and discussing with management our organizational development activities, including key policies, practices, and trends related to: (i) the recruitment, development, and retention of our personnel; (ii) employee engagement and effectiveness; and (iii) workplace environment and culture.

Environmental, Social and Governance ("ESG") Committee



Robert A. Essner
Chair

Other Members
Carrie S. Cox
Helene Gayle, M.D., M.P.H.
Shelly Lazarus

Number of Meetings in 2024	Meeting Attendance in 2024*
5	**88%**

* Represents the average meeting attendance of all ESG Committee members.

Overview

The ESG Committee performs a leadership role in shaping Organon's corporate governance, including by overseeing succession planning for the Board and its committees. The ESG Committee annually reviews the size, structure, and needs of the Board and Board committees, reviews possible candidates for the Board, and recommends director nominees to the Board for approval. The details of the review process and assessment of candidates are described under Criteria for Board Membership and Director Nomination Process beginning on page 21 of this proxy statement.

The Primary Functions of this Committee Include:

- Engaging in succession planning for the Board;
- Identifying individuals to become qualified Board members (consistent with criteria approved by the Board);
- Recommending to the Board director candidates for election at our annual meeting of shareholders;
- Reviewing and recommending changes to the Board of our corporate governance principles;
- Considering and making recommendations to the Board on other matters pertaining to the effectiveness of the Board;
- Periodically reviewing and recommending to the Board the skills, experience, characteristics, and other criteria for identifying and evaluating directors;
- Overseeing the annual evaluation of the Board, its committees, and individual directors;
- Overseeing compliance with the GxP requirements (i.e., regulations and guidelines applicable to life sciences organizations);
- Overseeing our shareholder engagement program and making recommendations to the Board regarding its involvement in shareholder engagement;
- Advising the Board and management on our policies and practices that pertain to our responsibilities as a global corporate citizen, our special obligations as a healthcare company whose products and services affect the health and quality of life around the world, and our commitment to the highest standards of ethics and integrity in all our dealings; and
- Reviewing public policy positions, strategy regarding political engagement, and corporate responsibility initiatives with significant financial or reputational impact, as appropriate, and overseeing and making recommendations to the Board regarding environmental, social, governance, and other sustainability matters and risks relevant to our business.



Our Approach to Environmental, Social, and Governance

At Organon, our vision is to create a better and healthier every day for every woman. Our mission is to deliver impactful medicines and solutions for a healthier every day. We focus on the ESG and sustainability issues that matter most to our business, our stakeholders and women around the world.

In addition to the governance matters discussed within this proxy statement and the foundational elements that we believe are essential to conducting our business in an ethical and compliant manner, there are focus areas within our ESG strategy that demonstrate our commitment to being a purpose-driven company[1]:



Expanding Access to Medicines and Healthcare



Innovation for Women's Health



Human Capital Management



Environmental Stewardship



Deliver on Trust

Working together with our partners, we aim to prevent an estimated 120 million unintended pregnancies by 2030.	**We aim to redefine and harness innovation in women's health by dedicating a majority of our pre-clinical and clinical development activity toward areas that address the unmet health needs of women and girls.** **We will work with partners to expand access to treatment options that improve her health and help secure her promise.**	**We aim to achieve balanced gender representation through all levels of the company globally by 2030, and achieve pay equity.**	**We aim to support the transition to a sustainable economy, with an ambition to achieve net zero green house gas ("GHG") emissions and the integration of water stewardship and circular economy principles into our business models.** **To meet these ambitions, we have set quantitative goals to reduce GHG emissions, water usage and waste in our operations and in our supply chain.**	**We are committed to upholding the highest levels of ethics and integrity throughout our business.** **We aspire to maintain the expertise as well as diversity of thought and experience that characterizes our Board today.**

[1]   Please refer to the *Forward-Looking Statements* on page 1.

Importance of ESG at Organon

At Organon, we are guided by our purpose — to help women achieve their promise through better health. Our ESG strategy helps to advance this purpose and is embedded into our business strategy. Building a strong, sustainable and resilient company requires that we consider long-term risks and opportunities presented by social, environmental and governance matters. Successfully navigating these challenges helps to mitigate political and reputational risk, drives employee engagement, and enhances our reputation as a responsible partner, all of which help create long-term value for shareholders and other stakeholders. Moreover, by addressing gender-related disparities in health, we are helping to build a more sustainable future for women, families, and society.

ESG Governance at Organon

We have developed practices and policies designed to promote strong Board oversight over the entirety of our ESG program.

Board of Directors The full Board has oversight of Organon's ESG strategy and performance and receives regular updates from management on these topics.	**Audit Committee** engages on specific ESG topics such as cybersecurity, ethics and compliance with all ESG-related regulations.
	ESG Committee advises on policies and practices that pertain to our responsibilities as a global corporate citizen, and our special obligations as a healthcare company whose products and services affect health and quality of life around the world. The ESG Committee also reviews feedback from shareholder engagements on ESG, our ESG reporting and disclosure practices, and the company's performance on priority ESG and sustainability issues, including environmental and product quality matters. As needed, the ESG Committee receives information from third-party consultants and other experts on relevant ESG topics to inform the Committee's thought process and to encourage continuous knowledge-building in support of its ESG oversight role.
Management The entire Executive Leadership Team is responsible for implementing Organon's ESG strategy and is accountable for making progress against the goals and targets that have been set.	**Talent Committee** plays an important governance role on matters related to human capital management including executive compensation, employee engagement, belonging and workplace culture. As discussed in the CD&A, beginning on page 62 under the heading "Organizational Health Priorities," the employee engagement aspect of our ESG strategy was also embedded into the 2024 Company Scorecard, which impacted annual incentive payouts. The Talent Committee plays a role in the selection and oversight of the specific metrics from the ESG strategy that are included in the Company Scorecard.
	Executive Leadership Team is supported by the General Counsel and Corporate Secretary, who reports directly to the CEO and is a member of the Executive Leadership Team. He leads a dedicated team of professionals, including the Heads of Environmental, Sustainability, and Corporate Responsibility and Safety, Health and Environment, which collaborates with internal stakeholders across the company to support progress against our ESG goals and targets and to promote timely and transparent ESG reporting.

Organon's ESG Strategy

Since its inception in 2021, Organon embarked upon a robust process to develop its ESG strategy. We analyzed leading ESG reporting standards and frameworks including the Sustainability Accounting Standards Board ("SASB"), the Global Reporting Initiative ("GRI"), and the Task Force on Climate-Related Financial Disclosures ("TCFD"), conducted an ESG prioritization assessment, interviewed internal subject-matter experts, engaged our top shareholders, and sought input from a broad base of our employees. The Executive Leadership Team, the Audit Committee and the ESG Committee of the Board, both individually and jointly, were consulted regularly during this process, and each approved the final plan, as did the full Board.

The 2023 ESG Report, our latest report published in September 2024, includes detailed disclosures around our progress against our ESG goals and targets as well as our TCFD index. Furthermore, we submitted our first CDP Climate and Water reports. These enhanced disclosures have resulted in improved scores and rankings by key third-party ESG evaluators, such as ISS, MSCI, and Morningstar Sustainalytics, and we are pleased to have our efforts recognized by the JUST Capital Rankings.





In March 2023, we launched a three-year initiative called "Her Plan is Her Power." This programming builds on our efforts to help reduce unplanned pregnancies and empower women and girls through a global collaboration with UNFPA, the United Nations sexual and reproductive health agency, that is focused on innovation, education, and advocacy; a global grants program that focuses on providing resources to help women and girls take control of their reproductive health; and new U.S. programming with NGOs to expand access to education, products, and other resources. These efforts contribute to our ESG goal of preventing 120 million unplanned pregnancies by reaching 100 million women and girls with affordable access to contraceptive options. At the end of 2023, we had reached approximately 54 million women with access to our contraceptive products since the beginning of the initiative.

For more information about Organon's ESG strategy and initiatives, please review our 2023 data published in our 2023 ESG Report, which is available on our ESG microsite at www.organon.com/esg.

Criteria for Board Membership and Director Nomination Process

The ESG Committee is responsible for screening and nominating director candidates to be considered for election by the Board. As part of this process, the ESG Committee considers the composition of the Board at the time, including the depth of experience, balance of professional skills, expertise, and diversity of perspectives and viewpoints represented by its members. The ESG Committee evaluates prospective nominees identified on its own initiative as well as candidates recommended by other Board members, management, shareholders, or search consultants. From time to time, the ESG Committee may also retain a search firm to identify possible candidates who meet the Board's qualifications, to interview and screen such candidates (including conducting reference checks), and to assist in scheduling candidate interviews with Board members.

Individual Experience, Qualifications, Attributes, and Skills

The ESG Committee evaluates the composition of the Board annually to assess whether the skills, experience, characteristics, and other criteria established by the Board are currently represented on the Board as a whole, and in individual directors, and to assess the criteria that may be needed in the future in light of Organon's anticipated needs. The Board should have a balanced membership, with representation of relevant areas of experience, types of expertise, and backgrounds. These include pharmaceutical industry expertise, global management experience, marketing, sales and public relations skills, public company governance expertise, women's health experience, medical expertise, risk management experience, and financial expertise. The ESG Committee uses this input in its planning and director search process.

Each of our current directors initially joined the Board in connection with our spinoff from Merck, and beginning with this annual meeting of shareholders, are all subject to annual election. As noted in the director biographies that follow this section, our directors have experience, qualifications, and skills across a wide range of public and private companies, possessing a broad spectrum of experience both individually and collectively.

The following chart highlights the key background, experience, and skills the Board considered for qualification and is not intended to be an exhaustive list of our directors' skills or contributions to the Board. These attributes are amply represented by our directors'. Our directors have developed competencies in these skills through education, direct experience, and oversight responsibilities. Further information on each director's qualifications and relevant experience is provided in the individual biographical descriptions beginning on page 33.

Board Key Skills and Experience

	Ali	Cox	Essner	Ezekowitz	Gayle	Lazarus	Leone	Ozuah	Patton	Puma	Sharp
Executive Leadership / CEO Experience	●	●	●	●	●	●	●	●	●	●	●
Financial / Accounting	●	●	●	●		●	●	●	●	●	●
Global Healthcare	●	●	●	●	●	●		●	●		●
Marketing, Sales or Public Relations	●	●	●			●		●			
Public Policy / Regulatory	●	●	●	●	●	●	●	●	●		●
Public Company Board Experience	●	●	●	●	●	●	●	●	●	●	●
Global Business Experience	●	●	●	●	●	●	●	●	●	●	●
Human Capital Management	●	●	●	●	●	●	●	●	●	●	●
Manufacturing / Operational	●	●	●							●	
Mergers & Acquisitions / Business Development	●	●	●	●		●	●	●	●		●
Research & Development / Scientific Experience	●	●	●	●	●			●			

ORGANON
Here for her health



Skills Categories:

Skill	Description	Relevance to the Company
	Leadership experience for a significant enterprise, resulting in a practical understanding of organizations, processes, strategic development, and risk management. Demonstrated strengths in driving change and long-term growth, developing talent and planning succession.	Experience serving as a CEO or other prominent leader provides unique perspectives to assist the Board to independently oversee the Company's executive leadership team, and increases understanding and appreciation of the various components of international organizations, including strategic planning, improving operations, financial reporting and compliance and risk oversight.
	Significant experience in financial accounting and reporting processes or the financial management of a major organization.	Significant experience and understanding of finance and financial reporting is valuable to promote effective capital allocation, robust controls, and financial oversight.
	Experience with global complex issues within the healthcare industry.	An understanding of the unique challenges of a global, heavily regulated healthcare company provides useful insight for assessing the Company's strategy, challenges and opportunities.
	Strategic or management experience on a global scale involving the marketing, advertising and branding of products.	Expertise in marketing, advertising and branding at a scale relevant to the Company's global business promotes the Company's ability to operate effectively in a highly competitive industry.
	Experience with public policy and regulation in the healthcare industry or other highly-regulated industries.	Experience with managing governmental and regulatory matters supports the Company's business operations and provides valuable insights for navigating the heavily regulated healthcare industry.
	Experience as a board member of another publicly-traded company or current or former executive officer of a publicly-traded company.	In-depth knowledge of public company reporting and the issues commonly faced by public companies supports our goals of strong Board and management accountability, transparency and long-term shareholder value.
	Extensive leadership experience leading an organization that operates internationally on a broad basis and/or in the geographic regions in which the company operates.	Provides practical insights on the challenges and opportunities the Company may encounter in diverse business environments, economic conditions, and cultures attributable to the Company's global activities.
	Experience with executive recruiting, talent development and retention, and succession planning.	Experience with human capital management responsibilities assists the Board in overseeing succession planning, talent development, attraction and retention, employee engagement and the Company's executive compensation program.

Skill	Description	Relevance to the Company
	Experience managing an organization or department responsible for manufacturing operations and/or supply of goods.	In-depth knowledge of global manufacturing operations increases the Board's understanding to help the company maximize supply chain efficiency, distribution footprint and vendor management.
	Significant experience with leading growth and development opportunities through mergers, acquisitions, licensing, and other business combinations.	Significant experience with mergers, acquisitions and other business combinations facilitates the Board's oversight of management's assessment of potential opportunities consistent with the Company's strategic priorities.
	Experience with scientific research and development or relevant experience as a healthcare provider.	Relevant scientific research and development expertise in the healthcare industry provides valuable insight and perspectives for the Company's business and value creation initiatives.

The Board endorses the principle that it should have a balance of skills, experience, and diversity of perspectives appropriate to Organon's current and future global business and strategic initiatives, opportunities, and challenges. The Board recognizes that maintaining a diverse membership with varying backgrounds, skills, expertise, and other differentiating personal characteristics promotes inclusiveness, fosters a breadth of thinking, enhances the Board's deliberations, and contributes to the Board's overall effectiveness to better represent the long-term interests of Organon and its shareholders.

To be considered for membership on the Board, a candidate must also meet the following minimum criteria:

 **Integrity**	 **Sound Judgment**	 **Availability**	 **Strong Management**	 **Long-Term Growth**
Be of proven integrity with a record of substantial achievement in an area of relevance to Organon.	Have demonstrated ability and sound judgment that usually will be based on broad experience.	Be able and willing to devote the required amount of time to Organon's affairs, including attendance at Board meetings, Board committee meetings, and annual shareholder meetings.	Possess a judicious and critical temperament that will enable objective appraisal of management's plans and programs.	Be committed to building sound, long-term company growth.

The ESG Committee, acting on behalf of the Board, is committed to actively identifying and recruiting a broad range of highly qualified candidates in the search process. In evaluating the suitability of potential candidates to the Board, the ESG Committee (or any search firm acting under the direction of the ESG Committee) considers the benefits of diversity, including diversity of thought, viewpoints, experience and educational, personal and professional backgrounds.





Organon is committed to encouraging a diverse representation of viewpoints, perspectives, and experiences within its Board. The ESG Committee and the Board believe that the Board's current membership strongly reflects a broad spectrum of thought, perspective viewpoints, experience, and educational and professional backgrounds, among other characteristics. The ESG Committee and the Board assess their overall effectiveness in this regard as part of the annual Board evaluation process.

Board Composition (as of April 25, 2025)

	Ali	Cox	Essner	Ezekowitz	Gayle	Lazarus	Leone	Ozuah	Patton	Puma	Sharp
Gender Identity											
Male	●		●	●				●			
Female		●			●	●	●		●	●	●
Demographic Background											
American Indian or Alaska Native											
Asian											●
Black or African American					●			●	●		
Hispanic or Latino										●	
Native Hawaiian or Other Pacific Islander											
White (not Hispanic or Latino)	●	●	●	●		●	●				

Gender Profile of Director Nominees



64% **36%**

As a company committed to a vision of a better and healthier every day for every woman, our Board values gender representation in its membership, with nearly 65% of our director nominees identifying as female.

Racial/Ethnic Profile of Director Nominees



45% **55%**

Organon is committed to fostering a workplace culture of belonging. Our Board exemplifies this commitment, with members representing diverse backgrounds, experiences, and perspectives. Currently, 55% of our director nominees identify as white, while 45% identify as racially or ethnically diverse.

Independence of Director Nominees

91%  9%

Organon's Principles of Corporate Governance require that a substantial majority of the Board be made up of independent directors. The Board has determined that each of Organon's director nominees, with the exception of our CEO, Kevin Ali, is independent under the NYSE Listing Standards.

Average Age of Director Nominees



The average age of our director nominees is 65.6 years, with ages ranging from 50 to 77 years old. The median age is 64 years.

Shareholder Recommendations of Director Candidates

The ESG Committee will consider recommendations for director candidates made by shareholders and will evaluate those individuals using the same criteria applied to other candidates. Shareholder recommendations must be sent to the Office of Corporate Secretary, 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302, and must include detailed background information regarding the recommended candidate that demonstrates how that candidate meets the Board membership criteria. Shareholders may make recommendations at any time within the timeframe specified for shareholder nominations of directors under the advance notice provisions in our Bylaws.

Candidates are evaluated initially based on materials submitted by them or on their behalf. If a proposed or recommended candidate continues to be of interest to the ESG Committee, the ESG Committee obtains additional information through inquiries to various sources and, if warranted, interviews the candidate.

Management Succession Planning

The Talent Committee is responsible for oversight of succession planning for certain senior management positions. At least annually, the Talent Committee reviews with the Board succession planning and management development, including recommendations and evaluations of potential successors to fill the CEO and other senior management positions. The succession planning process includes consideration of both ordinary course succession, in the event of planned promotions and retirements, and planning for situations where the CEO or another member of senior management unexpectedly becomes unable to perform the duties of his or her position.

Board Succession Planning

The Board also considers its own composition and succession plans. In director succession planning, the ESG Committee and the Board will consider, among other things, the needs of the Board and Organon in light of the overall composition of the Board, with a view toward achieving a balance of the skills, experience, and attributes that are essential to the Board's oversight role. In particular, the Board is deliberate in ensuring the Board has the right mix of diverse perspectives, skills, and expertise to address Organon's current and anticipated needs as opportunities and challenges facing it evolve.

Non-Management Director Retirement Age Policy and Waiver

In addition, the Principles of Corporate Governance provide that non-management directors may not stand for re-election to the Board after they reach the age of 75, unless the Board determines that it is in the best interests of Organon and its shareholders to extend the director's service for an additional period of time.

Although the Board believes this policy promotes regular refreshment of the Board, at its February 2025 meeting, the Board waived this policy with respect to Ms. Rochelle B. Lazarus and the Chair of the ESG Committee, Mr. Robert Essner, for a period of one year, so that each can stand for re-election at the 2025 the Annual Meeting and continue to serve if elected until the Company's 2026 annual meeting of shareholders. The Board granted each waiver in recognition of the contribution that experienced directors with knowledge of the Company bring to effective Board oversight.

Board Continuing Education

Continuing director education is essential for the Board to make strategic decisions for the Company. Our directors are encouraged to participate in, and are reimbursed for, continuing education programs at external organizations and universities to enhance the skills and knowledge used to perform their duties. Additionally, we offer regular in-house director education sessions covering areas of relevance to our Company, emerging and evolving trends, initiatives and strategies, along with topics that would assist our Board in discharging their duties. For example, in 2024, the Board participated in education sessions led by both internal and external experts. These sessions covered topics such as cybersecurity training, enterprise risk management, the U.S. contraceptive market landscape, the medical devices sector, and the global ESG regulatory environment. Directors also receive frequent updates on recent developments, press coverage, and current events relevant to our strategy and business.

Annual Board, Committee, and Individual Director Evaluations

The Board conducts an annual self-evaluation to assess its performance and the performance of individual directors. The Audit, Talent, Portfolio Development and ESG Committees also conduct annual self-evaluations to assess their performance. In the event it is believed an individual director is not making meaningful contributions to the overall effectiveness of the Board, the Chairman of the Board or another Board member should raise the matter with the ESG Committee, which will then seek the views of the other Board members and, if appropriate, make a recommendation to the Board regarding the future role of the director in question.

The ESG Committee is responsible for developing, administering and overseeing processes for conducting evaluations. The most recent evaluations were conducted in December 2024 through January 2025, as follows:



Board Self-Evaluation Process

1 Each director completed a written questionnaire to provide feedback on the effectiveness of the Board, the Board's leadership structure, the Board committees, and the level and quality of the directors' individual contributions, as well as any areas that the director believes warrant heightened focus in the year ahead.

2 Each director was offered the ability to meet with the Board Chairman who conducted interviews to gather additional suggestions for improving Board effectiveness and to solicit additional feedback on Board operations, composition, and priority agenda topics.

3 Finally, the feedback of the Board, Committee members, and individual directors was compiled and presented to the Board. During discussion led by the Chairman of the Board, directors considered areas of strength and opportunities to enhance the operations of the Board and each of its Committees.

The Board self-evaluation process yielded several recommendations, notably focusing on priority agenda topics for the Board to address in 2025, adjustments to the Board committee structures, and enhancements in Board processes and management succession planning.

Shareholder Engagement and Feedback

Organon regularly communicates with shareholders to better understand their perspectives and has established a shareholder engagement program that is proactive and cross-functional. Throughout the year, our CEO, CFO, members of Investor Relations and the Corporate Secretary Office, as well as other subject-matter experts within Organon, engage with our shareholders to remain well-informed regarding their perspectives on current issues and to address any questions or concerns. These teams serve as liaisons among shareholders, members of senior management, and the Board.

We actively engaged with more than two-thirds of our 50 largest shareholders, representing approximately 57% of our common stock outstanding as of December 31, 2024. Some of our largest shareholders publish standards concerning what they expect from their investments and how they plan to vote their shares. We also engaged with our shareholders on various topics relating to our Board governance, executive compensation, environmental safety and product safety. Organon intends to remain engaged with its shareholders through frequent meetings during the year. In these engagements, shareholders expressed continued support for our board composition, compensation program and our ESG report published in August 2024, which were responsive to shareholder feedback. In addition, we enhanced our disclosure within the PSU Performance Metric section of the CD&A (page 64) following direct feedback from proxy advisory firms and our largest shareholders around our 2024 PSU equity award design.

Our shareholder engagement program includes outreach focused on governance and executive compensation at least once a year, as well as our business strategy, risk management, human capital management and ESG matters. We believe it is most productive to discuss governance and compensation issues well in advance of our annual meeting of shareholders so management and the Board can gather information about investor perspectives and make educated and deliberate decisions that are balanced and appropriate for Organon's diverse shareholder base and in the best interest of Organon. We also regularly seek to take advantage of other engagement opportunities and events.

Key Topics of Engagement During 2024

Business drivers and performance	ESG priorities
Capital allocation priorities	Board composition
Growth strategy	Management compensation

Shareholder Communications with the Board

The Board welcomes input from shareholders and other interested parties and has established a process to receive these communications. Shareholders and other interested parties may communicate directly with the Board, the Chairman of the Board, the non-management or independent directors as a group, or other members of the Board by email at secretaryoffice@organon.com or by writing to the following address:

> Board of Directors
> c/o Office of Corporate Secretary
> Organon & Co.
> 30 Hudson Street, Floor 33
> Jersey City, New Jersey 07302





Upon receipt of such communications, the correspondence will be directed to the appropriate person, including individual directors. A copy of any such written communication may also be forwarded to our legal counsel and a copy of such communication may be retained for a reasonable period of time. You may submit your concern anonymously or confidentially.

In order to manage efficiently the volume of correspondence received, communications will be reviewed by the Office of Corporate Secretary for the purpose of determining whether the contents are appropriate for transmission. The Office of Corporate Secretary will not transmit:

- communications that advocate that Organon engage in illegal activity;
- communications that contain offensive or abusive content;
- communications that have no relevance to the role of the Board or to the business of Organon;
- résumés or other job-related inquiries (outside of the director nomination process); and
- mass mailings, solicitations, and advertisements.

Comments or questions regarding the nomination of directors and other corporate governance matters will be referred to the Chair of the ESG Committee. Comments or questions regarding executive compensation will be referred to the Chair of the Talent Committee.

In addition, the Audit Committee has established procedures for the receipt, retention and treatment, on a confidential basis, of complaints regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submissions by employees of concerns regarding questionable accounting or auditing matters.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file with the SEC reports of ownership and reports of changes in ownership of our equity securities. Based solely on our review of reports filed electronically with the SEC during the fiscal year ended December 31, 2024, including any amendments thereto, our officers, directors and greater than 10% shareholders timely filed all reports required by Section 16(a) of the Exchange Act during the fiscal year ended December 31, 2024, except that the following report was not filed on a timely basis: a Form 4 relating to an award of RSUs and stock options to Dr. Juan Camilo Arjona Ferreira on March 29, 2024 due to an administrative error.

Share Ownership Information

We have determined beneficial ownership in accordance with the rules of the SEC. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has sole or shared "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities as to which she or he has no economic interest. Except as otherwise indicated in the footnotes to the tables below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock as to which the person has the right to acquire beneficial ownership within 60 days of April 14, 2025, including shares of our common stock underlying RSUs and PSUs that are currently releasable or releasable within 60 days of April 14, 2025. We did not deem these shares outstanding for purposes of computing the percentage ownership for any other person.

Share Ownership of Directors and Officers

The table below reflects the number of shares of Organon common stock beneficially owned by (i) each of our executive officers named in the Summary Compensation Table; (ii) each of our directors and director nominees; and (iii) all directors and executive officers as a group. As of April 14, 2025, 259,956,063 shares of Organon common stock were issued and outstanding. Unless otherwise noted, the information is stated as of April 14, 2025, and the beneficial owners exercise sole voting and/or investment power over their shares.



Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302. The information provided in the table is based on our records, information filed with the SEC and information provided to us, except where otherwise noted.

Name	Shares Beneficially Owned	Stock Awards Currently Exercisable or Vesting Within 60 Days	Percent of Class
Named Executive Officers			
Kevin Ali	248,731	1,637,620	*
Matthew Walsh	133,084	457,834	*
Juan Camilo Arjona Ferreira, M.D.	17,380	36,310	*
Susanne Fiedler [1]	53,113	482,199	*
Joseph Morrissey	71,561	430,138	*
Directors (other than Mr. Ali)			*
Carrie S. Cox		50,026	*
Robert Essner		38,721	*
Alan Ezekowitz, M.D., Ph D.		38,721	*
Helene Gayle, M.D., M.P.H.		38,721	*
Shelly Lazarus	633 [2]	38,721	*
Deborah Leone	10	38,721	*
Phillip Ozuah, M.D., Ph.D.		38,721	*
Cynthia M. Patton		38,721	*
Grace Puma	5 [3]	38,721	*
Shalini Sharp	2	39,072	*
All directors and executive officers as a group (20 persons) [1]	**790,656**	**4,298,341**	**1.96%** [4]

* None of the holdings represents holdings of more than 1% of Organon's outstanding common stock.

(1) Ms. Fiedler ceased serving as Organon's Executive Vice President and Chief Commercial Officer on January 15, 2025 and her holdings reported above are as of January 15, 2025, Her holdings are not included with the beneficial ownership of our directors and executive officers as a group, which is reported as of April 14, 2025. See "Susanne Fiedler Separation Agreement " in the Potential Payments Upon Termination or Change in Control section below for additional information regarding Ms. Fiedler's departure.

(2) Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 175 shares held by Ms. Lazarus' spouse.

(3) Includes shares of common stock in which the beneficial owners share voting and/or investment power as follows: 5 shares held by a family member of Ms. Puma.

(4) Includes 4,298,341 shares of common stock for unexercised options, unvested restricted stock units and phantom stock awards (as if issued) in the total for issued and outstanding common stock.

Greater than 5% Shareholders

The table below reflects the number of shares beneficially owned by persons or entities known to us to own more than 5% of the outstanding shares of Organon common stock as of the below-referenced filing of the Schedule 13G or amendment thereto.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
BlackRock, Inc. 50 Hudson Yards, New York, NY 10001	33,523,293[1]	13.1%
The Vanguard Group 100 Vanguard Blvd., Malvern, PA 19355	30,596,708[2]	11.97%

(1)   Based on Amendment No. 3 to Schedule 13G (the "BlackRock filing") filed with the SEC on January 23, 2024 with respect to Organon common stock. According to the BlackRock filing, of the 33,523,293 shares of Organon common stock beneficially owned by BlackRock, Inc. ("BlackRock"), as of December 31, 2023, BlackRock had the sole power to vote 32,751,274 shares and sole power to dispose 33,523,293 shares.

(2)   Based on Amendment No. 3 to Schedule 13G (the "Vanguard filing") filed with the SEC on February 13, 2024 with respect to Organon common stock. According to the Vanguard filing, of the 30,596,708 shares of Organon common stock beneficially owned by The Vanguard Group ("Vanguard"), as of December 29, 2023, Vanguard had the shared power to vote 193,134 shares, sole power to dispose 30,137,443 shares, and shared power to dispose 459,265 shares.

Proposal 1 Election of Directors



Organon's Amended and Restated Certificate of Incorporation provides that, until the annual meeting of shareholders in 2025, our Board will be divided into three classes, with each class consisting, as nearly as may be possible, of one-third of the total number of directors. Each member of our Board initially became a director of Organon in connection with the spinoff, and was each chosen through a deliberate and thoughtful process over many months, based on extensive consideration of the needs of the new company and aided by a professional search firm with spinoff experience. Each of the Class I, Class II and Class III directors subsequently stood for election at our 2022, 2023 and 2024 annual shareholders' meetings, respectively. Beginning at this annual meeting of Organon's shareholders, each of our directors is standing for election for a one-year term, and our Board is no longer divided into three classes.

Nominees for Director

The Board has nominated Kevin Ali, Carrie S. Cox, Robert Essner, R. Alan Ezekowitz, M.D., Ph.D., Helene Gayle, M.D., M.P.H., Rochelle B. Lazarus, Deborah Leone, Philip Ozuah, M.D., Ph.D., Cynthia M. Patton, Grace Puma, and Shalini Sharp for election as director nominees. Each of these director nominees meets the Board's criteria for membership and was recommended by the ESG Committee for election by shareholders at the 2025 Annual Meeting. All of the nominees hold, or have held, senior leadership positions in large, complex organizations, including multinational corporations. In these positions, our nominees have demonstrated their leadership, intellect, and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities at Organon. Their varied roles and experiences reflect a diversity of perspectives, skills, and expertise to address Organon's current and anticipated needs as its opportunities and challenges evolve.

As further described in the Principles of Corporate Governance, the company's policy regarding the number of public company boards on which directors may serve limits directors to serving on no more than four public company boards, including the company's Board, with consideration for public company leadership roles and other commitments. . Directors who are chief executive officers of public companies may not serve on the boards of more than two public companies, including the company's Board. Each nominee is compliant with this policy. The ESG Committee has assessed each nominee's ability and willingness to devote the required amount of time to Organon's affairs. If elected, each nominee will serve until the 2026 annual meeting of Organon's shareholders or until a successor has been duly elected and qualified.

Additionally, the Principles of Corporate Governance and NYSE rules prohibit our independent directors from serving on more than three other public company audit committees, unless the Board determines that such service will not impair the ability of such director to effectively serve on our Audit Committee. Ms. Sharp currently serves on three other public company audit committees, in addition to our Audit Committee. The ESG Committee and the Board considered Ms. Sharp's service on four public company audit committees, including her professional qualifications, former experience as a public company chief financial officer, her retirement from all executive roles, the nature of and time involved in her service on other boards and the benefits of her specialization and knowledge from serving on multiple audit committees. Following this review, the Board determined that Ms. Sharp's simultaneous service on three other public company audit committees does not impair her ability to effectively serve on our Audit Committee, including as Audit Committee Chair.

Any director nominee who does not receive a majority of the votes cast with respect to his or her election must tender his or her resignation to the ESG Committee promptly following certification of the shareholder vote for consideration by the ESG Committee and the Board. If the ESG Committee recommends the Board accept the tendered resignation offer, the ESG Committee will also recommend to the Board whether to fill the vacancy resulting from the resignation or to reduce the size of the Board. The Board will act on the recommendation of the ESG Committee no later than 90 days following certification of the shareholder vote for the Annual Meeting. If any nominee becomes unavailable for election (which we do not expect), votes will be cast for such substitute nominee or nominees as may be designated by the Board, unless the Board reduces the size of the Board.

There are no family relationships among Organon's executive officers and directors.

We provide biographical information for each director nominee below, including key experience, qualifications, and skills such director nominee contributes to the Board in light of our current needs and business priorities.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE ELECTION OF EACH OF THE DIRECTOR NOMINEES.**

2025 Nominees for Directors



Kevin Ali
Management

Age: 64

Director Since: 2021

Committees: None

Key Skills:

       

Experience

Since 2021, Mr. Ali has served as the CEO of Organon, with the vision of creating a better and healthier every day for every woman around the world. Mr. Ali has more than three decades of healthcare and commercialization experience from Merck, where he held a number of leadership roles, including President of Merck's global enterprise portfolio strategy initiative from 2019 to 2021. This work led to the formation of Organon, with Mr. Ali being instrumental in this new company's design and the selection and placement of its senior leadership team. Prior to that, he was President of Merck's international business from 2017 to 2019, responsible for commercial markets outside the U.S., which accounted for 96% of the world's population and over half of Merck's pharmaceutical revenues. Under Mr. Ali's leadership, the business was a significant driver of Merck's growth. Previously, Mr. Ali served as President of the Emerging Markets region where he transformed Merck's performance in many countries for sustained growth and strength. Earlier in his career at Merck, Mr. Ali was the Managing Director of Germany and Turkey and also led key therapeutic franchises. Mr. Ali received an M.B.A. from Santa Clara University and a bachelor's degree from the University of California, Berkeley. Mr. Ali brings to the Board significant pharmaceutical and commercial experience and extensive knowledge of the industry's customers as well as Organon's core portfolio areas and global operations.

Career Highlights

Organon & Co.

- CEO (2021-present)

Merck & Co., Inc., a multinational pharmaceutical company

- President, Global Enterprise Portfolio Strategy (2019-2021)
- President, Merck Sharp & Dohme Corp. ("MSD") International (2017-2019)
- President, Emerging Markets (2010-2017)
- Senior Vice President and General Manager, Bone, Respiratory, Immunology and Dermatology franchise (2009-2011)
- Senior Vice President and Managing Director of MSD in Germany (2005-2010)
- Managing Director of MSD in Turkey (2003-2005)

Other Public Directorships

Current

- None

Former

- None





Carrie S. Cox
Independent

Age: 67

Director Since: 2021

Committees: Talent (Chair), ESG and PDC

Key Skills:

    
   

Experience

Ms. Cox serves as Chairman of Organon's Board. Ms. Cox served as the Chief Executive Officer of Humacyte, Inc., a then privately-held regenerative medicine company, between 2010 and 2018; in addition, she served as Chairman of the company's board between 2013 and 2019, and she remained a member of its board until 2021, prior to its public offering. Ms. Cox served as Executive Vice President of Schering-Plough Corporation and President of Schering-Plough's global pharmaceutical business between 2003 and 2009, when Schering-Plough merged with Merck. Prior to joining Schering-Plough, Ms. Cox served as President of Pharmacia Corporation's global pharmaceutical business from 1997 until its merger with Pfizer Inc. in 2003. She also currently serves as Chairman of the boards of directors of Cartesian Therapeutics, Inc. and Solventum Corporation, and as a director of Texas Instruments Inc. She served as chairman of the boards of directors of Selecta Biosciences, Inc. (from 2019 until its merger with Cartesian Therapeutics, Inc. in 2023) and Array BioPharma Inc. (from 2018 until its acquisition by Pfizer Inc. in 2019). She also served on the board of directors of Celgene Corporation from 2009 until its acquisition by Bristol-Myers Squibb Company in 2019, on the board of directors of Cardinal Health Inc. between 2009 and 2023, and as Chairman of the board of directors of electroCore, Inc. between 2018 and 2020. Ms. Cox is a graduate of the Massachusetts College of Pharmacy. Ms. Cox brings to the Board her prior management experience as an executive of a large pharmaceutical company, as well as extensive leadership and corporate governance experience with other large and small biopharma companies.

Career Highlights

Humacyte, Inc., then a privately-held regenerative medicine company

- Chief Executive Officer (2010-2018)
- Chairman (2013-2019)

Schering-Plough, a global pharmaceutical company

- Executive Vice President (2003-2009)
- President, global pharmaceutical business (2003-2009)

Pharmacia Corporation, a global pharmaceutical and biotechnological company

- President, global pharmaceutical business (1997-2003)

Other Public Directorships

Current

- Solventum Corporation (Chairman) (2024-present)
- Cartesian Therapeutics, Inc. (Chairman) (2023-present)
- Texas Instruments Inc. (2004-present)

Former

- Selecta Biosciences, Inc. (Chairman) (2019-2023)
- Cardinal Health Inc. (2009-2023)
- electroCore, Inc. (Chairman) (2018-2020)



Robert Essner
Independent

Age: 77

Director Since: 2021

Committees: ESG (Chair) and PDC

Key Skills:

      

Experience

Mr. Essner is the former Chairman, Chief Executive Officer and President of Wyeth Pharmaceuticals, Inc., a global pharmaceuticals company, which is now part of Pfizer Inc. Specifically, he served as Wyeth's Chairman between 2003 and his retirement from Wyeth in 2008, as its Chief Executive Officer between 2001 and 2007, its President between 2000 and 2006, its Chief Operating Officer between 2000 and 2001 and its Executive Vice President between 1997 and 2000. Prior to Wyeth, Mr. Essner spent more than a decade in various senior management positions at Sandoz Pharmaceuticals Corporation, in addition to serving as a Senior Advisor of Global Healthcare for The Carlyle Group Inc., a private equity, alternative asset management and financial services corporation, between 2009 and 2019. He also serves as an Executive in Residence and Adjunct Professor of Business at Columbia Business School, where he teaches courses in healthcare management, and previously served as a director of Amicus Therapeutics Inc. Mr. Essner is a graduate of Miami University and received his master's degree from the University of Chicago. Mr. Essner brings to the Board extensive industry leadership experience in the pharmaceutical industry.

Career Highlights

Wyeth Pharmaceuticals, Inc., a global pharmaceuticals company

- Chairman (2003-2008)
- Chief Executive Officer (2001-2007)
- President (2000-2006)
- Chief Operating Officer (2000-2001)
- Executive Vice President (1997-2000)

The Carlyle Group Inc., a private equity, alternative asset management and financial services corporation

- Senior Advisor of Global Healthcare (2009-2019)

Other Public Directorships

Current

- None

Former

- Amicus Therapeutics Inc. (2012-2022)





Alan Ezekowitz, M.D., Ph.D.
Independent

Age: 71

Director Since: 2021

Committees: Audit and PDC

Key Skills:

    
  

Experience

Dr. Ezekowitz has been an Advisory Partner at Third Rock Ventures, LLC, a healthcare venture firm, since 2019, and has served as Entrepreneur in Residence at Cardinal Partners, a venture capital firm, since 2011. He also serves as an advisor to Fidelity's Select Biotechnology Portfolio and as a consultant to H. Lundbeck A/S. Dr. Ezekowitz served as the President and Chief Executive Officer of Abide Therapeutics, Inc., a biopharmaceutical company that he co-founded, between 2011 and 2019, when Abide was acquired by H. Lundbeck A/S. Prior to co-founding Abide, he was a Senior Vice President at Merck Research Laboratories from 2006 to 2011 responsible for the Bone, Respiratory, Immunology, Inflammation, Endocrine and Dermatology franchises. Prior to joining Merck, Dr. Ezekowitz was the Chief of Pediatric Services at Partners Healthcare System, Inc. between 1999 and 2006 and at the Massachusetts General Hospital between 1995 and 2006. He served on the board of directors of Partners Healthcare System, Inc. between 2000 and 2006, and he was the Charles Wilder Professor of Pediatrics at the Harvard Medical School and Head of the Laboratory of Developmental Immunology between 1995 and 2006. He currently serves on the board of directors of Septerna, Inc. and Fulcrum Therapeutics, Inc. In 1998, the R. Alan Ezekowitz Professorship in Pediatrics at the Harvard Medical School was established. Dr. Ezekowitz received his medical training at the University of Cape Town in South Africa and received a Doctor of Philosophy degree from Oxford University. Dr. Ezekowitz brings to the Board scientific and leadership experience in the life sciences industry.

Career Highlights

Abide Therapeutics, Inc., a biopharmaceutical company

- President and Chief Executive Officer (2011-2019)

Merck Research Laboratories, Merck's research and development division

- Senior Vice President (2006-2011)

Harvard Medical School, a private medical university

- Charles Wilder Professor of Pediatrics (1995-2006)
- Head of the Laboratory of Developmental Immunology (1995-2006)

Massachusetts General Hospital and Partners Healthcare System, Inc.

- Chief of Pediatric Services (1999-2006)

Other Public Directorships
Current

- Septerna, Inc. (2024-present)
- Fulcrum Therapeutics, Inc. (2016-present)

Former

- None



Helene Gayle, M.D., M.P.H.
Independent

Age: 69

Director Since: 2021

Committees: ESG

Key Skills:

    
 

Experience

Dr. Gayle, an expert on global development, humanitarian, and health issues, was most recently the President of Spelman College in Atlanta, Georgia, the leader in education of women of African descent. Dr. Gayle's career spans almost forty years dedicated to eradicating inequities in health and wealth. Prior to Spelman, she served as the president and CEO of the Chicago Community Trust (2017-2022), an over 100-year-old community foundation currently focused on closing the racial and ethnic wealth gap in the Chicago region. Dr. Gayle formerly served as the Chief Executive Officer of the McKinsey Social Initiative (2015-2017), a nonprofit organization that implemented programs that bring together varied stakeholders to address complex global social challenges, and, for almost a decade (2006-2015) served as President and Chief Executive Officer of the Cooperative for Assistance and Relief Everywhere (CARE), an international humanitarian and global development organization. From 2001 to 2006, she was an executive in the Global Health program at the Bill & Melinda Gates Foundation. Dr. Gayle began her career in public health at the U.S. Centers for Disease Control in 1984 and held positions of increasing responsibility over her 20-year tenure there, ultimately becoming the director of the National Center for HIV, STD and TB Prevention and achieving the rank of Assistant Surgeon General and Rear Admiral in the United States Public Health Service. In addition to her public health and economic development experience, Dr. Gayle has significant public and nonprofit company governance experience. Dr. Gayle serves on non-profit boards, including the Bill and Melinda Gates Foundation, New America, the Center for Strategic and International Studies and the Brookings Institution. She is a member of the Council on Foreign Relations, the National Academy of Medicine, The American Academy of Arts and Sciences and the American Public Health Association. She served as a director of The Coca-Cola Company from 2013 through 2024 and Palo Alto Networks Inc. from 2021 to 2024. From 2010 through 2021, Dr. Gayle served as a director of Colgate Palmolive Company, and from 2020 through 2022, Dr. Gayle served as a director of GoHealth, Inc. Dr. Gayle received her BA from the Barnard College of Columbia University, her M.D. from the University of Pennsylvania and a master's in public health from The Johns Hopkins University. Dr. Gayle brings to the Board her immense knowledge of the healthcare industry, government and extensive board experience, as well as many years of leadership experience.

Career Highlights

Spelman College, a leader in education of women of African descent
- President Emerita (2024-present)
- President (2022-2024)

Chicago Community Trust, an organization dedicated to addressing the region's most pressing challenges
- President and Chief Executive Officer (2017-2022)

McKinsey Social Initiative, a non-profit organization that implements programs that bring together varied stakeholders to address complex global social challenges
- Chief Executive Officer (2015-2017)

Cooperative for Assistance and Relief Everywhere (CARE), an international humanitarian and global development organization
- President and Chief Executive Officer (2006-2015)

Other Public Directorships
Current
- None

Former
- The Coca-Cola Company (2013-2024)
- Palo Alto Networks Inc. (2021-2024)
- GoHealth, Inc. (2020-2022)
- Colgate Palmolive Company (2010-2021)





Rochelle ("Shelly") B. Lazarus
Independent

Age: 77

Director Since: 2021

Committees: ESG

Key Skills:

    

Experience

Ms. Lazarus has served as Chairman Emeritus of Ogilvy & Mather, a global advertising and marketing communication company, since 2012. Prior to that, she served as Chairman of Ogilvy & Mather between 2008 and 2012 and as its Chairman and Chief Executive Officer between 1996 and 2008. Prior to becoming its Chief Executive Officer and Chairman, she also served as the President of Ogilvy & Mather Direct North America, Ogilvy & Mather New York, and Ogilvy & Mather North America. She is currently on the board of directors of Blackstone, Inc. and Rockefeller Capital Management. She previously served on the board of directors of General Electric Company between 2000 and 2018 and Merck between 2004 and 2020. Ms. Lazarus is a vice chair and trustee of the New York Presbyterian Hospital, a member of the board of overseers of Columbia Business School, as well as several other charitable and civic organizations. Ms. Lazarus is a graduate of Smith College and received her M.B.A. from Columbia University. Ms. Lazarus brings to the Board her strong background in reputation management and consumer insight.

Career Highlights

Ogilvy & Mather, a global advertising and marketing communication company

- Chairman Emeritus (2012-present)
- Chairman (2008-2012)
- Chairman and Chief Executive Officer (1996-2008)

Other Public Directorships

Current

- Rockefeller Capital Management (2019-present)
- Blackstone, Inc. (2013-present)

Former

- Merck & Co., Inc. (2004-2020)



Deborah Leone
Independent

Age: 60

Director Since: 2021

Committees: Audit

Key Skills:

   
 

Experience

Ms. Leone is a financial expert and retired partner of the Goldman Sachs Group, Inc., a multinational investment bank and financial services company, which she joined in 1989 and where she became partner in 2008. She also served as the Chief Operating Officer for its Investment Management Division ("IMD") between 2017 and 2019. Prior to that, she served as the Global Director of Internal Audit between 2011 and 2017 and as the Global Controller for IMD between 2008 and 2011. Ms. Leone currently serves on the board of directors of Corebridge Financial, Inc. She also serves as a director of Goldman Sachs Bank USA, the Goldman Sachs Philanthropy Fund, Ayco Charitable Foundation and the Board of Trustees of Syracuse University, where she serves on the Executive Committee and Audit Committee. She is a graduate of Syracuse University and received her M.B.A. from Syracuse University as well. Ms. Leone brings to the Board strategic thinking, regulatory experience, and deep financial and operational expertise.

Career Highlights

Goldman Sachs Group, Inc., a multinational investment bank and financial services company

- Director, Goldman Sachs Philanthropy Fund (2020-present)
- Director, Goldman Sachs Bank USA (2017-present)
- Partner (2008-2019)
- Chief Operating Officer, Investment Management Division (2017-2019)
- Global Director of Internal Audit (2011-2017)
- Global Controller for IMD (2008-2011)

Other Public Directorships

Current

- Corebridge Financial Inc. (2024-present)

Former

- None

ORGANON
Here for her health





Philip Ozuah, M.D., Ph.D.
Independent

Age: 62

Director Since: 2021

Committees: PDC (Chair) and Talent

Key Skills:

   
 

Experience

Dr. Ozuah is the President and Chief Executive Officer of Montefiore Medicine, the umbrella organization for the Montefiore Health System and Albert Einstein College of Medicine, having previously served as the President from 2018 to 2019 and Executive Vice President and Chief Operating Officer from 2012 to 2018 of Montefiore Health System. Between 2005 and 2014, Dr. Ozuah was Chairman of the Department of Pediatrics and has been a Professor in the Departments of Pediatrics and Epidemiology and Population Health since 1992 at Albert Einstein College of Medicine. He currently serves on the board of directors of The Cigna Group and sits on the American Hospital Association's board of trustees. Dr. Ozuah received his M.D. from the University of Ibadan, Nigeria, his master's degree from the University of Southern California, and his Ph.D. from the University of Nebraska. He completed his Pediatric Internship and Residency at Albert Einstein College of Medicine and Montefiore, and his Post-Doctoral Fellowship in Medical Education at the University of Southern California School of Medicine. Dr. Ozuah is on the board of Montefiore Hospital, as well as the NYC Police Foundation and Federal Law Enforcement Foundation. Dr. Ozuah brings to the Board his leadership, medical and healthcare experience and health system delivery expertise.

Career Highlights

Montefiore Medicine, the umbrella organization for the Montefiore Health System and Albert Einstein College of Medicine

- President and Chief Executive Officer (2019-present)
- President, Montefiore Health System (2018-2019)
- Executive Vice President and Chief Operating Officer, Montefiore Health System (2012-2018)

Albert Einstein College of Medicine, a private medical university

- Professor, Departments of Pediatrics and Epidemiology and Population Health (1992-present)
- Chairman of the Department of Pediatrics (2005-2014)

Other Public Directorships

Current

- The Cigna Group (2023-present)

Former

- None



Cynthia M. Patton
Independent

Age: 63

Director Since: 2021

Committees: Audit

Key Skills:

   
 

Experience

Since 2023, Ms. Patton has served as the General Counsel and Corporate Secretary at Tessera Therapeutics, a biotechnology company. Previously, Ms. Patton served as the General Counsel and Secretary at Verily Life Sciences, Alphabet Inc.'s healthtech subsidiary devoted to the study of life sciences between 2020 and 2023. Prior to Verily, between 2005 and 2020, Ms. Patton held positions of increasing responsibility at Amgen Inc., a global biopharmaceutical company, including serving as Senior Vice President, Chief Compliance Officer between 2012 and 2020. While at Amgen, she also served as the chair of the Amgen Foundation. Prior to Amgen, she served as the General Counsel of SCAN Health Plan, a California Health Medicare Advantage Plan. Ms. Patton serves on the board of directors of the NAACP Legal Defense Fund and the Ethics and Compliance Initiative. She also serves on the board of trustees of Vassar College and the National Association for Law Placement Foundation for Law Career Research and Education. Ms. Patton is a graduate of Vassar College and received her J.D. from George Washington University School of Law. Ms. Patton brings to the Board her experience in life sciences and knowledge of data analytics.

Career Highlights

Tessera Therapeutics, a biotechnology company

- General Counsel and Corporate Secretary (2023-present)

Verily Life Sciences, Alphabet Inc.'s healthtech subsidiary research organization devoted to the study of life sciences

- General Counsel and Secretary (2020-2023)

Amgen Inc., a global biopharmaceutical company

- Senior Vice President, Chief Compliance Officer (2012-2020)

Other Public Directorships

Current

- None

Former

- None





Grace Puma
Independent

Age: 62

Director Since: 2021

Committees: Talent

Key Skills:

   

Experience

Ms. Puma served as the Executive Vice President, Chief Operations Officer at PepsiCo, Inc., a multinational food, snack and beverage corporation, between 2017 and 2022. Previously, Ms. Puma served as the Senior Vice President, Chief Supply Officer at PepsiCo between 2015 and 2017 and as the Senior Vice President and Global Chief Procurement Officer between 2010 and 2015. Prior to PepsiCo, Ms. Puma served as the Senior Vice President, Global Chief Procurement Officer at United Airlines Holdings, Inc. between 2007 and 2010. Before then, Ms. Puma was in positions of increasing responsibility at then-Kraft Foods, Inc. between 1999 and 2007 and then-Motorola, Inc. between 1995 and 1999. Ms. Puma serves as a member of the Board of Directors of Target Corporation and Phillips 66. Ms. Puma served as a director of Williams-Sonoma, Inc. between 2017 and 2020 and as a director of Marietta Corporation between 2010 and 2015. Ms. Puma is a graduate of Illinois Benedictine University. Ms. Puma brings to the Board her operational, global procurement and supply chain knowledge and experiences.

Career Highlights

PepsiCo, Inc., a multinational food, snack and beverage corporation

- Executive Vice President, Chief Operations Officer (2017-2022)
- Senior Vice President, Chief Supply Officer (2015-2017)
- Senior Vice President, Global Chief Procurement Officer (2010-2015)

United Airlines Holdings, Inc., a publicly-traded airline holding company

- Senior Vice President, Global Chief Procurement Officer (2007-2010)

Other Public Directorships

Current

- Phillips 66 (2024-present)
- Target Corporation (2022-present)

Former

- Williams-Sonoma, Inc. (2017-2020)



Shalini Sharp
Independent

Age: 50

Director Since: 2021

Committees: Audit (Chair) and PDC

Key Skills:

    
 

Experience

Ms. Sharp served as the Executive Vice President and Chief Financial Officer of Ultragenyx Pharmaceutical Inc., a biopharmaceutical company focused on the development and commercialization of therapies for rare genetic diseases, between 2012 and 2020. Prior to joining Ultragenyx, between 2006 and 2012, Ms. Sharp served as the Chief Financial Officer of Agenus Inc., a biotechnology company focused on cancer immunotherapies, where between 2003 and 2006 she served in various finance, corporate development and corporate strategy roles. Ms. Sharp currently serves as a director of Neurocrine Biosciences, Inc., BeiGene, Ltd. and Septerna, Inc. She previously served as a director of Mirati Therapeutics from 2021 until its acquisition by Bristol Myers Squibb in January 2024, Sutro Biopharma, Inc. between 2018 and 2023, then-Panacea Acquisition Corporation between 2020 and February 2021, Precision Biosciences, Inc. between 2018 and 2022, Array BioPharma Inc. between 2017 and 2019 and Agenus Inc. between 2012 and 2018. Ms. Sharp previously served in strategic planning and as chief of staff to the chairman of the board of directors of Elan Pharmaceuticals during the company's restructuring, and as a management consultant at McKinsey & Company and an investment banker at Goldman Sachs, specializing in healthcare at both companies. Ms. Sharp received her M.B.A. and undergraduate degrees from Harvard University. Ms. Sharp brings to the Board her experience in both managing and leading firms in the biopharmaceutical industry and deep financial expertise.

Career Highlights

Ultragenyx Pharmaceutical Inc., a biopharmaceutical company focused on therapies for rare genetic diseases

- Executive Vice President and Chief Financial Officer (2012-2020)

Agenus Inc., a biotechnology company focused on cancer immunotherapies

- Chief Financial Officer (2006-2012)

Other Public Directorships

Current

- Septerna, Inc. (2024-present)
- Neurocrine Biosciences, Inc. (2020-present)
- BeiGene, Ltd. (2024-present)

Former

- Mirati Therapeutics Inc. (2021-2024)
- Sutro Biopharma, Inc. (2018-2023)
- TB Alliance (2015-2022)
- Precision Biosciences, Inc. (2018-2022)
- Panacea Acquisition Corporation (2020-2021)

Director Compensation



We use a combination of cash and stock-based incentive compensation to attract and retain independent, qualified candidates to serve on the Board. The Board makes all director compensation determinations after considering the recommendations of the Talent Committee. The Talent Committee engages Korn Ferry, our independent compensation consultant (as described below on page 56), to perform regular periodic reviews of our director compensation program, which includes an analysis of market trends and best practices as well as comparisons against our Compensation Peer Group (as described below on page 56). No changes were made to our 2024 program compared to 2023 design and pay levels, although a Portfolio Development Committee Chair Retainer was approved.

The 2024 director compensation program is set forth below.

Elements of 2024 Director Compensation Program

			Additional Retainers for Committee Leadership				Additional Retainer for Committee Membership
Annual Retainer Components	**Non-Employee Directors**	**Independent Chairman of the Board Retainer**	**Audit Committee Chair Retainer(3)**	**ESG Committee Chair Retainer**	**Portfolio Development Committee Chair Retainer(4)**	**Talent Committee Chair Retainer(5)**	**Audit Committee Member Retainer**
Annual Cash Retainer(1)	$ 120,000	$ 250,000	$ 25,000	$ 15,000	$ 20,000	$ 20,000	$ 10,000
Annual Equity Retainer(2)	$ 200,000	—	—		—	—	—

(1) Annual cash retainers are payable in quarterly installments to each director. The Independent Chairman of the Board cash retainer includes the Non-Employee Director cash retainer fee of $120,000.

(2) The Annual equity retainer is delivered in the form of fully vested deferred stock units under the Organon Non-Employee Director Savings Plan (the "Directors' Deferral Plan").

(3) The Audit Committee Chair retainer includes the Audit Committee Member retainer fee in the amount of $10,000.

(4) The Board established the Portfolio Development Committee in April 2024.

(5) Ms. Cox does not receive an additional retainer for her services as Talent Committee Chair due to her status as Chairman of the Board.

In December 2024, in consultation with Korn Ferry, the Talent Committee reviewed our director compensation program and recommended certain changes to our director compensation program for 2025 which are described below.

2025 Changes to the Director Compensation Program

In 2024, the Talent Committee reviewed a comprehensive analysis of the Director Compensation program performed by the Talent Committee's compensation consultant, Korn Ferry. After consideration of the results of this review, the following changes were recommended by the Talent Committee and later approved by the Board effective January 1, 2025:

- Increase the annual cash retainer for the Chairman of the Board to $270,000, which includes the Non-Employee Director cash retainer fee of $120,000; and
- Increase the annual equity retainer to $240,000.

Directors' Deferral Plan

Mandatory Annual Equity Retainer Deferral

Under the Directors' Deferral Plan, upon election (or re-election) at the annual meeting of shareholders, each director will receive a credit valued at $200,000 in the form of deferred stock units denominated in Organon

common stock to the director's account under the Directors' Deferral Plan. Directors who join the Board after that date are credited with a pro-rata portion of such amount. Any dividends paid on shares of Organon common stock are credited in the form of additional deferred stock units. No earlier than six months following his or her termination of service as a director, a director may elect to have his or her account credited with gains and losses based on the mutual funds available for investment under the Organon U.S. Savings Plan (the "Organon U.S. 401(k) plan") rather than gains and losses based on Organon common stock.

Directors may specify the timing of the payment of their accounts under the Directors' Deferral Plan by choosing either a specified payment date (up to 15 years following separation from service) or electing payment upon separation from service, and in either case may elect to receive their accounts in a lump sum or in annual installments over a period of up to 15 years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election. All distributions from the Directors' Deferral Plan are payable in cash and may not begin until one year following the end of service.

Director Stock Ownership Guidelines

In order to align the interests of directors with the long-term interests of Organon's shareholders, the Board has adopted stock ownership guidelines. Upon joining the Board, each director must own at least one share of stock, with a target common stock ownership level equal to five times the annual cash retainer to be achieved by each director within five years of joining the Board or as soon thereafter as practicable. Deferred stock units held under the Directors' Deferral Plan (as defined above) are counted towards satisfaction of the target ownership goal. Currently, all Directors have met or are on track to meet their stock ownership guidelines.

2024 Director Compensation Table

The table below summarizes the annual compensation for our non-employee directors for the fiscal year ended December 31, 2024. Mr. Ali did not receive any additional compensation for his service as a director in 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Total ($)
Carrie S. Cox	250,000	200,000	450,000
Robert Essner	135,000	200,000	335,000
Alan Ezekowitz, M.D., Ph.D.	130,000	200,000	330,000
Ma. Fatima de Vera Francisco[2]	51,333	—	51,333
Helene Gayle, M.D., M.P.H.	120,000	200,000	320,000
Shelly B. Lazarus	120,000	200,000	320,000
Deborah Leone	130,000	200,000	330,000
Martha E. McGarry[3]	111,290	200,000	311,290
Philip Ozuah, M.D., Ph.D.	134,056	200,000	334,056
Cynthia M. Patton	130,000	200,000	330,000
Grace Puma	120,000	200,000	320,000
Shalini Sharp	145,000	200,000	345,000

[1] The amounts reported represent the grant date fair value of deferred stock units granted in 2024, calculated based on the closing stock price on the date of grant in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation-Stock Compensation ("ASC 718") and rounded to the nearest dollar. As of December 31, 2024, Ms. Cox, Ms. Sharp and each of our other current non-employee directors held 49,107, 38,354 and 38,010 fully vested deferred stock units, respectively.

[2] Ma. Fatima de Vera Francisco did not stand for re-election at the 2024 Annual Meeting.

[3] Martha E. McGarry resigned from the Board and as a member of the Talent Committee of the Board effective December 4, 2024.



Proposal 2 Approval, on a Non-Binding Advisory Basis, of the Compensation of Organon's Named Executive Officers

We are pleased to provide our shareholders the opportunity to vote on a non-binding, advisory resolution to approve the compensation of our named executive officers ("NEOs"), as disclosed in this proxy statement, including the CD&A, compensation tables and the related narrative discussion, beginning on page 52. This vote is commonly referred to as a say-on-pay vote. For 2024, our compensation program consisted primarily of base salary, Annual Incentive Plan payouts and long-term incentive equity awards. Our CD&A describes our compensation philosophy, elements, and objectives in more detail.

We are asking shareholders to indicate their support for the NEO compensation as described in this proxy statement, in accordance with Rule 14a-21 of the Exchange Act. Accordingly, the following resolution will be submitted for approval by shareholders at the Annual Meeting:

> "**Resolved**, that the compensation paid to Organon's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and related narrative discussion, is hereby APPROVED on an advisory basis."

The shareholder vote on this resolution will not be binding on management, the Talent Committee or the Board and will not be construed as overruling any decision by management, the Talent Committee or the Board. However, the Board and the Talent Committee value the opinions of our shareholders as expressed through their votes and other communications. We will give careful consideration to the outcome of the say-on-pay vote and to the opinions of our shareholders when making compensation decisions. The Board's current policy is to hold annual say-on-pay votes, and thus, we expect that we will conduct our next say-on-pay vote following the 2025 Annual Meeting at the 2026 annual meeting of shareholders.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE RESOLUTION TO APPROVE, ON A NON-BINDING ADVISORY BASIS, THE COMPENSATION OF ORGANON'S NAMED EXECUTIVE OFFICERS.**

Our Executive Officers

Below we provide biographical information for each of Organon's executive officers, other than Mr. Ali, whose biographical information is presented above under 2025 Nominees for Directors.



Juan Camilo Arjona Ferreira, M.D.

Title: Executive Vice President, Head of Research & Development and Chief Medical Officer
Executive Since: 2024
Age: 55

Dr. Arjona Ferreira leads Organon Research & Development, which includes early and late stage development, Global Pharmacovigilance and Safety Science, Medical Affairs and Outcomes Research, Global Regulatory Affairs, and R&D Strategic Planning. Dr. Arjona Ferreira is responsible for strategy and execution of the company's clinical development plans, helping ensure patient safety, and strategy of medical, scientific and regulatory activities in support of product commercialization. He provides the medical and scientific perspective that informs science-based corporate internal and external discussions and decisions. Dr. Arjona Ferreira has over 20 years of experience in clinical research and development. Most recently, he was Chief Medical Officer of Myovant Sciences Inc., a biopharmaceutical company, where he provided strategic direction and execution oversight to the global development team. Previously, he was Senior Vice President of clinical development at Shionogi Inc., a pharmaceutical manufacturer, where he led the development of clinical and regulatory strategies and provided execution oversight for late-stage development programs. Prior to Shionogi, Dr. Arjona Ferreira was the Executive Director of Clinical Research in Women's Health at Merck and led the product development teams for all programs in contraception and women's health. Dr. Arjona Ferreira received his medical and specialist in obstetrics and gynecology degrees from Colegio Mayor del Rosario (Bogota D.C., Colombia).



Aaron Falcione

Title: Executive Vice President and Chief Human Resources Officer
Executive Since: 2021
Age: 54

Mr. Falcione is focused on building a "culture-first" company that attracts the best talent, fosters an environment where all employees have a sense of belonging and can wholeheartedly embrace Organon's values. Mr. Falcione leads a team of Human Resources professionals around the world who are responsible for all aspects of the Organon employee experience, including performance and change management, succession planning, learning and development, and compensation and benefits. Most recently, from 2018 until he joined Organon, Mr. Falcione served as Vice President, Human Resources at Merck, a multinational pharmaceutical company, with global responsibility for the commercial organization. He previously led Human Resources for the company's emerging markets from 2014 to 2017 and then all markets outside the United States from 2017 to 2018. Prior to Merck, Mr. Falcione worked as Vice President of Human Resources for Siemens AG and served in roles of increasing responsibility within PricewaterhouseCoopers' mergers and acquisitions services practice. Mr. Falcione received a master's degree in industrial psychology from Kent State University and a bachelor's degree from University of Maryland.

ORGANON
Here for her health



Daniel Karp

Title: Executive Vice President, Corporate Development

Executive Since: 2024

Age: 47

Mr. Karp leads our global corporate development team, which includes mergers & acquisitions, licensing, collaborations, alliance management, and integration. Under his leadership, the team evaluates external opportunities and executes business development transactions. These deals drive growth and accelerate Organon's strategy by building the company's pipeline and portfolio.

Prior to joining Organon, Mr. Karp served as Executive Vice President, Corporate Development at Biogen, a global biopharmaceutical company. Previously, he held a number of positions of increasing responsibility at Pfizer, a global pharmaceutical and biotechnology company, including VP, Head of BD for Worldwide Research & Development, and VP, Head of BD for Pfizer Vaccines, Oncology and Consumer Healthcare. Throughout his career, Mr. Karp and his teams have executed M&A and collaboration deals totaling over $80B in potential value. Most importantly, these transactions have brought new drugs, gene therapies, vaccines, devices, and technologies closer to the patients who need them. Earlier in his career, Mr. Karp held roles in healthcare and life sciences strategy consulting.

Mr. Karp received a B.S. in biology from Duke University and an M.B.A. from the Wharton School of the University of Pennsylvania. Currently, he serves as Director on the board of Cartesian Growth Corp II and previously served on the board of Cartesian Growth Corp, which combined with Tiedemann Group and Alvarium Investments.



Joseph Morrissey

Title: Executive Vice President and Head of Manufacturing & Supply

Executive Since: 2021

Age: 60

Mr. Morrissey is responsible for Organon's global manufacturing and supply chain capabilities leading the company to deliver the medicines and solutions that make it a healthier every day around the world. In his role, Mr. Morrissey helps ensure cross-functional coordination to drive uninterrupted, compliant and timely supply of Organon's diverse portfolio, with products that reach people in more than 140 markets around the world. Mr. Morrissey came to Organon from Merck, a multinational pharmaceutical company, where he spent more than 30 years of his career. From 2017 until the spinoff, Mr. Morrissey served as Senior Vice President of Merck's Animal Health Global Manufacturing and Supply, and from 2014 to 2016 as Senior Vice President and leader of Global Human Health Pharmaceutical Manufacturing. Mr. Morrissey received an M.B.A. from Villanova University and a bachelor's degree in engineering from Lafayette College.



Vittorio Nisita

Title: Executive Vice President and Head of Enterprise Services & Solutions

Executive Since: 2021

Age: 57

Mr. Nisita is responsible for Organon's Global Enterprise Services & Solutions, which focuses on driving an operating model for the company that continually enhances agility, efficiency, quality and innovation. Mr. Nisita leads a team that provides integrated governance and business practices for all shared services, both transactional and knowledge intensive, to create a learning organization and best-in-class experiences for employees and customers. Most recently, from 2017, Mr. Nisita was the Vice President of Commercial Operations for international business of Merck, a multinational pharmaceutical company. In this role, he provided support to country teams across several capability areas, including strategy development, digital transformation, and sales and marketing operations and excellence. His nearly two-decade career at Merck includes leadership roles in emerging markets, corporate strategy and global operational excellence. Prior to joining Merck, Mr. Nisita worked for McKinsey & Co., supporting clients in the telecommunications and banking industries, and also led engineering and manufacturing operations at Kimberly Clark Corporation and Georgia-Pacific. Mr. Nisita received an M.B.A. from the Kellogg School of Management at Northwestern University and a bachelor's degree in mechanical engineering from the University of Minnesota.



Rachel Stahler

Title: Executive Vice President and Chief Digital & Growth Officer

Executive Since: 2021

Age: 49

Ms. Stahler leads an integrated team comprised of digital and commercial strategy, data & analytics, AI and automation, market access, pricing, international policy, customer engagement solutions, digital excellence and enterprise technology strategy and services, powering Organon's growth thorough innovative, global commercial strategies combined with next generation digital capabilities. Ms. Stahler joined Organon with two decades of global technology experience in the healthcare industry and a passion for bringing new medicines and solutions to patients in need. Most recently, from 2021 to 2024, Ms. Stahler led business technology, driving digital capabilities across all aspects of Organon's strategy to build value for the company's offerings and customers. Prior to joining Organon, from 2019 to 2020, Ms. Stahler served as CIO at Allergan plc, a global pharmaceutical company. Previously, Ms. Stahler held CIO positions at Syneos Health (from 2017 to 2019), inVentiv Health (from 2014 to 2017) and Optimer Pharmaceuticals (from 2011 to 2014). Earlier in her career, she held senior technology roles at Pfizer. She received an M.B.A. from Columbia University and an undergraduate degree from the University of Pennsylvania.



Matthew Walsh

Title: Executive Vice President and Chief Financial Officer

Executive Since: 2021

Age: 58

Mr. Walsh is responsible for the development and execution of Organon's financial strategy. He is focused on driving profitability and shareholder value and ensuring the highest standard of financial integrity for Organon so it can reach its vision of becoming a leading women's health company. Over his career, Mr. Walsh has served in several public companies as the CFO and in related roles. Before joining Organon, Mr. Walsh was the Executive Vice President and CFO at Allergan plc, a global pharmaceutical company, from 2018 to 2020, and Catalent, Inc., a global provider of delivery technologies, development, and manufacturing solutions for drugs, biologics, cell and gene therapies, and consumer health products from 2008 to 2018, as Senior Vice President from 2008 to 2012 and Executive Vice President from 2012 to 2018. Previously, he held finance and leadership positions at Escala Group and GenTek. Mr. Walsh has also served in corporate development and other roles in the chemical and banking industries. Mr. Walsh is a CFA® Charterholder. Since 2020, he has served on the board of directors and as Chair of the Audit Committee of Certara, Inc., a provider of software and consulting services to the life sciences industry, and previously was a board member of Multicolor Corporation, a label solutions provider. Mr. Walsh received an M.B.A. and bachelor's degree in chemical engineering from Cornell University.



Kirke Weaver

Title: Executive Vice President, General Counsel and Corporate Secretary

Executive Since: 2023

Age: 52

Mr. Weaver serves as the senior legal adviser responsible for the company's worldwide legal affairs, compliance, ESG and sustainability, and global environmental, health and safety functions. Prior to his appointment as General Counsel and Corporate Secretary, Mr. Weaver served as Senior Vice President, Commercial, Regulatory, Securities, Employment and Deputy Corporate Secretary at Organon. He was critical to launching Organon as a standalone company in June 2021, as a senior member of the legal leadership team. Before joining Organon, Mr. Weaver was the Vice President for Regulatory Legal at Merck, a multinational pharmaceutical company. Over his 18-year career at Merck, he developed a deep expertise in the pharmaceutical industry and held positions of increasing responsibility counseling the business in areas such as litigation, regulatory, commercial, and compliance. Mr. Weaver also led the Customer Alliances & Innovation group to develop and commercialize new software tools to support medication adherence. Mr. Weaver holds a J.D. from the Yale Law School and a Bachelor of Arts in history and government from the College of William and Mary.

Compensation Discussion and Analysis

Table of Contents

Introduction

This CD&A explains the type and amount of compensation provided to Organon's NEOs in 2024, as well as the principles and processes that the Talent Committee has established and follows in determining NEO compensation.

Executive Summary

We delivered strong revenue performance in 2024, achieving 3% year-over-year growth in revenue on a constant currency basis. Full year adjusted EBITDA margin was 30.6%. In the context of our Annual Incentive Plan ("AIP"), these financial results (see page 62 for the AIP adjustment), in conjunction with strong execution of our non-financial organizational priorities resulted in a 134% payout. Our organizational priorities are established by our management team at the beginning of each year and are further described on page 62.

For 2024, our compensation program consisted primarily of base salary, AIP, and long-term incentive ("LTI") equity awards. Our 2021 and 2022 performance share unit ("PSU") awards vested based on actual performance results against pre-set goals, yielding payouts of 50.87% and 58.75% of the target, respectively. See "2021 PSUs" and "2022 PSUs" on page 65 for additional information on the 2021 and 2022 PSU achievements and payouts. As a recently independent company, we expect our executive compensation philosophy, program and approach to setting compensation to continue to evolve as our business matures in alignment with our long-term strategy and the unique characteristics of our company.

2024 Performance Highlights

Our 2024 performance highlights include the following achievements each of which affected payouts under our AIP:

Constant Currency Revenue*	Adjusted EBITDA*	AIP Scorecard Result
$6.497B	**$2.109**B	**134**%

* As determined for payouts under the AIP. See page 60 of this proxy statement for further details.

Our Named Executive Officers

For 2024, our NEOs were:



Name	Title
Kevin Ali	Chief Executive Officer
Matthew Walsh	Executive Vice President and Chief Financial Officer
Juan Camilo Arjona Ferreira, M.D.	Executive Vice President, Head of Research & Development and Chief Medical Officer
Susanne Fiedler*	Former Executive Vice President and Chief Commercial Officer
Joseph Morrissey	Executive Vice President and Head of Manufacturing and Supply

* Effective January 15, 2025, Ms. Fiedler ceased serving as Organon's Executive Vice President and Chief Commercial Officer. Ms. Fiedler will serve as a senior advisor to Organon until her separation from employment with Organon on April 30, 2025 (which constitutes a termination without cause under the Executive Severance Program). See "Susanne Fiedler Separation Agreement" in the Potential Payments Upon Termination or Change in Control section below for additional information regarding her departure.

Compensation Philosophy, Policies and Practices

Organon's executive compensation program is designed with our governance principles and compensation philosophy in mind. We believe in providing a market-competitive target compensation opportunity to our executives, delivered through a mix of base salary, short-term and long-term incentives. Our compensation levels are reviewed against a peer group that was established based on revenue size and business comparability in order to balance competitiveness with good pay governance practices (see page 56 for more details about our peer groups). Our LTI mix is designed to balance risk with the potential for capital accumulation to align with shareholder interests, through a combination of non-qualified stock options ("NQSOs"), time-based restricted stock units ("RSUs") and performance share units ("PSUs"). A meaningful portion of each NEO's pay is at-risk, with more than 60% of target compensation tied to performance-based incentives (consisting of compensation allocated to the AIP, PSUs, and NQSOs). See page 58 for more details about our 2024 elements of compensation.

Executive Compensation Practices

We employ a number of best practices in our executive compensation processes and programs:



We Do

✓ Benchmark compensation levels using an established peer group

✓ Provide target compensation opportunities generally commensurate with the median of our peer group, with actual target compensation amounts varying based on individual NEOs' circumstances (primarily proficiency in role)

✓ Impose maximum limits on payouts on short- and long-term incentives

✓ Utilize an independent compensation consultant that reports directly to the Talent Committee

✓ Require executive officers to retain a portion of vested equity awards until stock ownership guidelines are met

✓ Maintain robust clawback policies that go beyond minimum legal requirements and allow us to seek reimbursement of incentive compensation (including time-based equity awards) under certain circumstances

✓ Require double-trigger vesting of equity awards in the event of a change in control



We Don't

✗ Provide change in control tax gross-ups

✗ Offer excessive severance benefits

✗ Guarantee bonus payments

✗ Pay dividends or dividend equivalents on unearned RSUs or PSUs

✗ Allow repricing of underwater stock options under our long-term incentive plan without shareholder approval

✗ Allow hedging, pledging or short sales of our securities by directors or specified key employees, including each of our Section 16 officers

Overview of Pay Elements

This table identifies and describes the primary elements of the 2024 executive compensation program for our NEOs. The pay elements below are designed to align with our compensation philosophy and objectives, as described below. For a more detailed discussion, see the "Elements of 2024 Compensation Program" section on page 58.

Pay Element	Form and Performance Metric	Objective
Base Salary	Fixed amount of cash payment	Attract and retain NEOs by offering competitive base salaries based on market practices and each NEO's position, responsibilities, proficiency and performance
AIP	Cash payment which varies based on achievement of: • Constant Current Revenue (40%) • Adjusted EBITDA (40%) • Organizational Health Priorities (20%)	Emphasize and reward the achievement of critical annual financial and strategic objectives
LTI	50% PSUs which vest based on the achievement of: • Three-Year Cumulative Free Cash Flow (50%), • Three-Year Cumulative Constant Currency Revenue (25%) With a Two-Year Cumulative Adjusted EBITDA threshold required for any payout on these two components, and • Three-Year Relative TSR (25%) 25% RSUs, the value of which depend on our stock price performance 25% NQSOs, which are only valuable if our stock price increases following the grant date	Motivate and reward the achievement of long-term financial goals and the delivery sustained shareholder value Align the interests of our NEOs with shareholders to incentivize the creation of long-term shareholder value

How Compensation Decisions Are Made

Shareholder Engagement and Results of 2024 Say on Pay Vote

We have established a robust shareholder outreach program, allowing our shareholders to discuss a variety of topics with us, including executive compensation (see page 28 for more details about our shareholder engagement program).

At the 2024 Annual Shareholder Meeting, approximately 84% of the say-on-pay votes cast were in favor of our NEOs' compensation. Given the continued support of our shareholders, the Talent Committee did not make any changes to the program specifically based on these results, except for adjustments to our compensation peer group to recalibrate the median revenue size. See the Compensation Peer Group section on page 56 for details. We expect that our executive compensation philosophy, policies and practices for setting compensation will continue to evolve as our business matures.

Role of the Committee

The Talent Committee has overall responsibility for the design of our executive compensation program, which is intended to support our executive compensation philosophy and objectives, align executive pay with shareholder interests and promote our ongoing business strategy.

In the last quarter of each year, the Talent Committee reviews and discusses the Board's evaluation of the CEO performance and makes preliminary recommendations for his base salary, annual incentive and LTI equity compensation for the following year. The Chairman of the Talent Committee discusses those recommendations with the independent Directors of the Board for their approval. The Talent Committee reviews and approves the compensation for our other executive officers at the committee's meeting during the first quarter of each year. For additional details on the role of the Talent Committee in determining executive compensation, please refer to the Corporate Governance section of this proxy statement.

Role of the Chief Executive Officer

The CEO reviews and discusses the performance and proficiency of each executive officer (excluding himself) and provides the Talent Committee with compensation recommendations considering the market insights provided by Korn Ferry, the committee's independent compensation consultant (as described below). The Talent Committee approves all compensation changes for our executive officers and recommends the compensation of our CEO to the independent Directors of the Board.

Role of Independent Compensation Consultant

The Talent Committee retains the services of an independent compensation consultant to serve as an objective third-party advisor on the reasonableness of compensation levels and on the appropriateness of the compensation program structure in supporting our business strategy and human resource objectives. In 2024, the Talent Committee continued to retain Korn Ferry as its compensation consultant.

With respect to 2024 compensation decisions, Korn Ferry advised the Talent Committee on the design of the 2024 compensation program, market trends and regulatory developments with respect to executive compensation. Korn Ferry is retained by and reports directly to the Talent Committee and, at the request of the Talent Committee, participates in committee meetings. In addition to the services provided to the Talent Committee, Korn Ferry provided consulting services to Organon in support of its performance and talent management strategies in 2024. Fees paid to Korn Ferry for 2024 services included (i) $190,000 for executive and director compensation consulting services, and (ii) $221,437 for such other consulting services. The decision to engage Korn Ferry for such additional consulting, services was recommended by management, and the Talent Committee approved such engagement. The Talent Committee reviewed the independence of Korn Ferry under NYSE and SEC rules and concluded that Korn Ferry is independent, and the work of Korn Ferry, including these additional services, has not raised any conflict of interest. During 2024, Frederic W. Cook & Co. Inc. ("FW Cook") was also engaged by management to provide certain compensation design consulting services. FW Cook attended one meeting during 2024 to support a management-led discussion on incentive plan design, but they did not recommend the amount or form of executive compensation to the Talent Committee.

Peer Group Framework and Methodology

The Talent Committee utilizes a compensation peer group to evaluate target compensation decisions (the "Compensation Peer Group"), and a separate performance peer group to measure Organon's relative total shareholder return ("TSR") performance for purposes of the PSU portion of our LTI awards. The Talent Committee believes that establishing separate peer groups for the purposes of benchmarking compensation levels and measuring relative performance best supports our ability to understand competitive pay levels compared to companies of a similar size and with whom we compete for talent, while also measuring our performance relative to a broader set of industry peers that better represents the evolution of our business over time.





Compensation Peer Group

The Compensation Peer Group is composed of a robust set of healthcare companies with comparable business characteristics, models and revenue for the purposes of reviewing compensation. In selecting companies for the Compensation Peer Group, the Talent Committee considered the following selection criteria based on the recommendations of Korn Ferry:

- Domestic, publicly-traded company;

- Similar size in terms of revenue and cost characteristics (revenues 0.5x to 3.0x Organon's revenue, low R&D expense, and stable profit margins); Member of the healthcare industry, with a focus on: Pharmaceuticals; Biotechnology and Life Science; Healthcare Technology; Healthcare Services; and Healthcare Equipment and Supplies; and

- Similar business characteristics: Women's Health Oriented/Gynecology; Portfolio of Services; Biosimilars/Biologics; Purpose Driven; and Innovative Growth Mindset.

Based on the above selection criteria and considering the recommendations of Korn Ferry, the Talent Committee approved the following peer companies used to evaluate 2024 compensation decisions:

2024 Compensation Peer Group		
Agilent Technologies, Inc.	Catalent, Inc.	Regeneron Pharmaceuticals, Inc.
Avantor, Inc.	Edwards Lifesciences Corporation	Revvity, Inc. (formerly PerkinElmer Inc.)
Bausch Health Companies Inc.	Elanco Animal Health Incorporated	Vertex Pharmaceuticals Incorporated
Baxter International Inc.	Hologic, Inc.	Viatris Inc.
Becton, Dickinson and Company	Intuitive Surgical, Inc.	Zoetis Inc.
Biogen Inc.	IQVIA Holdings Inc.	
Boston Scientific Corporation	Perrigo Company plc	

In 2023, Danaher Corporation was removed from our 2024 Compensation Peer Group due to its larger revenue size relative to Organon. In 2024, Becton, Dickinson and Company was removed from our 2025 Compensation Peer Group, and Jazz Pharmaceuticals Plc and Incyte Corporation were added to further recalibrate the median revenue size of the peer group for better alignment with Organon's size while maintaining a stable number of companies in our peer group. The Talent Committee believes that compensation decisions are complex and require an in-depth review of Organon's performance and peer compensation levels. Other factors that may influence the amount of targeted compensation awarded may include market competition for a particular position, an individual's possession of a unique skill or knowledge set, proven leadership capabilities, or experience. Due to the limited availability of compensation data for our peers, the Talent Committee also reviewed survey data drawn from a custom cut of the companies in the Compensation Peer Group.

Performance Peer Group

The Talent Committee utilizes a second peer group to measure Organon's relative TSR, which is a metric in the PSU program. This peer group is comprised of the constituent companies of the NYSE Arca Pharmaceutical Index (subject to adjustment as necessary during the performance period). The Talent Committee chose this index because it believes that using a comparator group that is based on a broader set of industry peers, regardless of size, will better represent the evolution of our business over time.

Elements of 2024 Compensation Program

The following summarizes each of the principal elements of total target direct compensation ("TTDC") for our NEOs for 2024. TTDC is comprised of annual base salary, target annual cash incentive ("AIP") and target LTI equity compensation, and is different than the total compensation reflected in the Summary Compensation Table disclosed on page 71 of this proxy statement (because, among other items, the Summary Compensation Table reflects the AIP actually earned for the year and the grant date accounting value of LTI equity compensation). Dollar values disclosed below are in the thousands and percentages shown in the charts below have been rounded. Following Dr. Arjona Ferreira's promotion to the Head of Research and Development and Chief Medical Officer effective January 1, 2024, there were no increases to the base salary, target AIP, or target LTI awards for our NEOs for 2024. The decision to maintain compensation levels for 2024 was due to the planned restructuring initiatives aimed at further optimizing our internal operations. These initiatives are further described in our Form 10-K for the fiscal year ended December 31, 2024. See "2025 Executive Compensation Program" on page 67 for additional information.

Kevin Ali, Chief Executive Officer



Fixed 28%
9%
19%
13%
19%
39%
Performance-based 72%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2024	$1,250	150%	$1,875	$11,000	$5,500	$2,750	$2,750	$14,125

Matthew Walsh, Executive Vice President and Chief Financial Officer



Fixed 35%
17%
18%
14%
17%
34%
Performance-based 65%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2024	$900	80%	$720	$3,400	$1,700	$850	$850	$5,020



Juan Camilo Arjona Ferreira, M.D., Executive Vice President, Head of Research & Development and Chief Medical Officer



Fixed 36%
16%
20%
16%
16%
32%
Performance-based 64%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2024	$650	80%	$520	$2,000	$1,000	$500	$500	$3,170

* Dr. Arjona Ferreira was appointed as an executive officer and promoted to Head of Research & Development and Chief Medical Officer in 2024. In connection with his appointment, the Talent Committee approved the above 2024 target compensation.

Susanne Fiedler, Former Executive Vice President and Chief Commercial Officer



Fixed 36%
16%
20%
16%
17%
31%
Performance-based 64%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary*	AIP Target*		LTI Target	PSUs	RSUs	NQSOs	TTDC
2024	$738	80%	$591	$2,200	$1,100	$550	$550	$3,526

* Ms. Fiedler's base salary and AIP targets were denominated in Swiss francs and have been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.102 for 2024.

Joseph Morrissey, Executive Vice President and Head of Manufacturing and Supply



Fixed 36%
15%
21%
15%
17%
31%
Performance-based 64%
Base
AIP Target $
PSUs
NQSOs
RSUs

	Base Salary	AIP Target		LTI Target	PSUs	RSUs	NQSOs	TTDC
2024	$750	80%	$600	$2,200	$1,100	$550	$550	$3,550

Base Salary

The tables above set forth the 2024 annual base salary levels for each of our NEOs. The base salaries for each of the NEOs other than Dr. Arjona Ferreira remained unchanged compared to 2023 levels. The Talent Committee (and in the case of the CEO, the Talent Committee and full Board) decided to maintain compensation levels for 2024 pending anticipated restructuring initiatives related to the ongoing optimization of our internal operations. These initiatives are further described in our Form 10-K for the fiscal year ended December 31, 2024. Dr. Arjona Ferreira received an increase in his base salary due to his promotion to Head of Research and Development and Chief Medical Officer effective January 1, 2024.

Annual Cash Incentive

Each of the NEOs was designated as a participant in the 2024 AIP. AIP awards are earned based upon achievement of company performance measures set forth in a performance scorecard (the "Company Scorecard"). The tables above reflect each NEOs' 2024 annual incentive target, as a percentage of base salary. The target annual incentive for each NEO was unchanged from 2023 to 2024, with the exception of Dr. Arjona Ferreira who received an increase in AIP target due to his promotion to Head of Research & Development and Chief Medical Officer effective January 1, 2024.

Our Company Scorecard establishes a set of common financial and non-financial (organizational health) goals for our NEOs and other AIP-eligible employees. The 2024 AIP Company Scorecard included the following metrics, weighted as indicated below:

- 40% Revenue
- 40% Adjusted EBITDA
- 20% Organizational Health Priorities

Our financial metrics — Revenue and Adjusted EBITDA — were equally weighted at 40% based on the Talent Committee's belief that they are the key financial measures of our success during the year. The organizational health priorities were collectively weighted at 20% and are designed to focus management on advancing critical management priorities that support the execution of our long-term strategy.



The performance ranges and corresponding payout levels for Revenue and Adjusted EBITDA were established based on the Company's Board-approved financial plan for 2024 and were intended to balance the reasonableness of the goals with an appropriate amount of stretch performance required to reach a maximum payout. Each financial component has a payout range of 25% to 200% from threshold to maximum performance. Failure to achieve threshold performance on any financial metric would result in no payout for that metric.

The Talent Committee has approved a framework that can be used to make adjustments to our GAAP reported revenue and EBITDA financial measures to arrive at the non-GAAP Revenue and Adjusted EBITDA measures used for the purpose of our 2024 AIP. These adjustments were made to remove the impact of currency exchange rates and certain business development items, as further described below.

The 2024 Company Scorecard structure and results are as follows:

2024 Company Scorecard

2024 AIP Payout							
Metric	Threshold ($B)	Target ($B)	Max ($B)	Actual* ($B)	Weighting (%)	Score (%)	Weighted Average Score (%)
Revenue	5.968	6.417	6.610	6.497	40	120.8	48
Adjusted EBITDA	1.849	2.054	2.198	2.109	40	119.0	48
Organizational Health Priorities					20	190.0	38
Overall Payout							**134****

* The actual amounts for Revenue and Adjusted EBITDA were adjusted as described in the sections below.

** Result shown is rounded to the nearest whole percentage.

Revenue

In establishing the Revenue target for 2024, the Talent Committee aligned the target goal with the Board approved financial plan for 2024. Achievement of the target would require growth over prior year actual results. Reported revenue of $6.403 billion was adjusted to $6.497 billion to remove the impact of currency exchange rates and certain business development revenue (versus amounts budgeted in the 2024 financial plan approved by the Board in 2023). This result exceeded our revenue target as shown above.

Adjusted EBITDA

In establishing the Adjusted EBITDA target for 2024, the Talent Committee aligned the target goal with the Board approved financial plan for 2024. Achievement of the target would require growth over prior year actual results. Adjusted EBITDA of $1.958 billion was adjusted to $2.109 billion for 2024, which represents reported EBITDA adjusted to exclude the impact of currency exchange rate changes, certain business development expenses that were not included in the 2024 financial plan approved by the Board in 2023 and share-based compensation expense. This result exceeded our Adjusted EBITDA target as shown above.

Organizational Health Priorities

Each year, the Company establishes three to five critical business priorities. Our 2024 priorities were focused on the employee engagement aspect of our ESG strategy, the completion of the deployment of our enterprise resource planning system in accordance with our timeline, and the establishment of full operational independence from our former parent company, Merck, through the successful exits of transition service agreements.

Our 2024 organizational health priorities and performance were as follows:

✚ Maintained above median overall employee engagement score against benchmark.

✚ Completed the launch of our enterprise resource planning system ahead of schedule, prior to September 30, 2024.

✚ Continued progress toward full operational independence from our former parent company through the successful exits of 90 transition service agreements during 2024 (compared to a target exit from 80 transition service agreements).

Overall performance for the organizational health priorities was 190%.

2024 Annual Incentive Payouts

The table below shows the 2024 payouts to the NEOs under the 2024 AIP. The "Final Award" paid for each NEO is also reflected in the "Non-Equity Incentive Plan Compensation" column of the 2024 Summary Compensation Table on page 71.



Named Executive Officer	Base Salary ($)	Annual Incentive Target (%)	Annual Incentive Target ($)	Company Scorecard Results (%)	Final Award ($)
Kevin Ali	1,250,000	150	1,875,000	134	2,512,500
Matthew Walsh	900,000	80	720,000	134	964,800
Juan Camilo Arjona Ferreira, M.D.	650,000	80	520,000	134	696,800
Susanne Fiedler*	738,340	80	590,672	134	791,500
Joseph Morrissey	750,000	80	600,000	134	804,000

* Ms. Fiedler's compensation was paid in Swiss francs and has been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.102. Ms. Fiedler ceased serving as Organon's Executive Vice President and Chief Commercial Officer effective January 15, 2025, and will serve as a senior advisor to Organon until her separation from employment on April 30, 2025; thus, she remained eligible to receive her full 2024 AIP award.





Long-Term Equity Incentives

Our LTI awards are designed to provide a compensation link to long-term shareholder value. The tables beginning on page 58 set forth the 2024 annual target LTI awards for each of our NEOs. The 2024 LTI award values reflect the positioning of TTDC relative to the competitive market as well as considerations regarding internal pay equity and each individual NEO's performance and duties. As shown on page 58, in accordance with our compensation philosophy, a significant portion of each NEO's TTDC is delivered in the form of equity incentives to directly align NEOs with shareholder interests. Pursuant to such review and compensation philosophy, the Talent Committee did not make any changes to target LTI levels in 2024 for our NEOs, with the exception of Dr. Arjona Ferreira due to his promotion to Head of Research & Development and Chief Medical Officer effective January 1, 2024.

Once target LTI awards were established, the awards were allocated among PSUs, RSUs, and NQSOs according to the following weightings 50% PSUs, 25% RSUs and 25% NQSOs. The LTI awards and their terms were granted in March 2024.

The annual LTI grants for 2024 were comprised of the following:

PSUs	• 50% of target LTI opportunity
	• Three-year cliff vesting following conclusion of the applicable performance period and subject to continued service and achievement of the applicable performance goals
	• Performance Goals: three-year cumulative free cash flow (weighted 50%), three-year cumulative constant currency revenue (weighed at 25%), and three-year relative TSR (weighted 25%)
	    o The awards are also subject to a two-year cumulative Adjusted EBITDA threshold under which no portion of the three-year cumulative free cash flow and three-year cumulative constant currency revenue PSUs will be eligible to vest if cumulative fiscal 2024 and 2025 Adjusted EBITDA does not exceed the threshold.
	    o The cumulative free cash flow and constant currency revenue performance goals are set at the beginning of each fiscal year within the three-year-performance period, and payout will be based on Organon's cumulative performance over the full performance period against the aggregate total of such annual goals. The Talent Committee currently intends to use this structure on an interim basis, recognizing the Company's recent spinoff and the need for flexibility in a dynamic macroeconomic environment. This approach enables the Company to set performance goals that are both challenging and grounded in Organon's most current strategic and financial outlook, while maintaining long-term alignment and accountability.
	• Threshold performance required for payout at 50% of target shares, with potential to earn up to 200% of target shares.
	• Target payout with respect to the relative TSR metric requires performance above the median, and overall payout is capped at target if our absolute TSR is negative over the performance period.

RSUs	• 25% of target LTI opportunity • Three-year vesting schedule, with one-third vesting on each of anniversary of the grant date over three years
NQSOs	• 25% of target LTI opportunity • Three-year vesting schedule, with one-third vesting on each of anniversary of the grant date over three years

PSU Performance Metrics

For 2024, the Talent Committee selected three-year cumulative free cash flow (weighted at 50%), three-year cumulative constant currency revenue (weighted at 25%), and relative TSR (weighted at 25%) as the primary performance metrics for the PSUs. These metrics were selected to complement those used in the 2024 AIP, providing balanced executive compensation program that focuses on the creation of long-term shareholder value. Constant currency revenue was added as a new financial metric and the cumulative free cash flow metric weighting was reduced. The Talent Committee also added a cumulative two-year adjusted EBITDA threshold for the financial metrics portion of the PSUs (i.e., 75% of the PSUs based on free cash flow and constant currency revenue), pursuant to which there will be no payout for the financial metrics portion unless a minimum cumulative 2024 and 2025 adjusted EBITDA performance threshold is achieved. Such program enhancements were implemented to incentivize our NEOs to focus on driving long-term financial growth and capital efficiency as we progress towards establishing full operational independence.

Free cash flow for purposes of the 2024 PSUs is defined as our earnings before interest, taxes, depreciation, amortization and in-process research & development (IPRD) milestone payments minus net cash interest expense, cash taxes, change in net working capital, and capital expenses and excluding one-time costs associated with the separation from Merck as well as principal debt repayments, shareholder dividends and business development spending. Constant currency revenue for purposes of the 2024 PSUs is defined as our reported revenue, adjusted to remove the impact of actual currency exchange rates versus currency exchange rates budgeted in our annual operating plan. Adjusted EBITDA for purposes of the 2024 PSUs is defined as our reported EBITDA, adjusted to exclude the impact of actual currency exchange rate changes versus planned rates, certain business development expenses that were not included in the financial plan, and share-based compensation expense.

The Talent Committee established the PSU performance goals for 2024 after considering the Company's long-term operating plan, with the goals designed to encourage strong, focused performance. The target payout levels were designed to be challenging but achievable, while payouts at the maximum levels were designed to be stretch goals. The 2025 and 2026 performance goals will be established at the beginning of each such year following a review of similar considerations. Because the financial performance goals are being set annually (which annual goals will be aggregated to establish a three-year cumulative goal at the beginning of the third year) and for competitive reasons, we intend to disclose our cumulative financial performance goals for the 2024 PSU program after the three-year performance period has been completed.

Given our status as a recently established company, this approach allows us to adapt more quickly to changes in the macroeconomic environment, ensuring that we continue to set performance goals that are both challenging and achievable. We intend to reevaluate this structure for continued reasonableness in the context of the Company's evolution, industry, macroeconomic and geo-political considerations.

The table below summarizes the performance range and corresponding payout levels for the TSR portion of the awards. The payout for the TSR portion will be capped at target if our absolute TSR performance is negative for the performance period.

2024 PSUs (performance period January 1, 2024 – December 31, 2026)			
Relative TSR Performance Goals			
Performance Objective	**Threshold**	**Target**	**Maximum**
3-year TSR relative to NYSE Arca Pharmaceutical Index*	25th percentile	55th percentile	75th percentile
Payout	50%	100%	200%

* Relative TSR compares Organon's TSR over the three-year performance period to the TSR of the companies included in the NYSE Arca Pharmaceutical Index as of the beginning of the performance period, excluding any companies that are removed from the index because they cease to be publicly traded during the performance period. Relative TSR performance will be calculated based on the terms of the 2024 PSU award agreement, which requires using a beginning stock price calculated as the average company closing stock price for the 20 trading days preceding the performance period and an ending stock price calculated as the average company closing stock price for the 20 trading days preceding the end of the performance period.





2021 PSUs

In 2021, in connection with our spin-off, our NEOs received PSUs that vest based on Organon's TSR relative to the companies included in the NYSE Arca Pharmaceutical Index as of the beginning of a three-year performance period beginning August 17, 2021 and ending on August 16, 2024. The payout for such PSUs was capped at 100% if our absolute TSR was negative for the performance period. Such PSUs vested during 2024 following certification by the Talent Committee of our TSR achievement. The table below sets forth the relative TSR performance goal and the performance achieved for such PSUs.

2021 PSUs (performance period August 17, 2021 – August 16, 2024)			
Performance Goals			
Performance Objective	**Threshold**	**Target**	**Maximum**
3-year TSR relative to NYSE Arca Pharmaceutical Index	30th percentile	55th percentile	80th percentile
Payout	50%	100%	200%
Percentile Achievement		30.43rd	
Payout Percentage		50.87%	

2022 PSUs

In 2022, our NEOs received PSUs that vest based on Organon's three-year cumulative free cash flow (70%) and TSR relative to the companies included in the NYSE Arca Pharmaceutical Index (30%) as of the beginning of a three-year performance period beginning January 1, 2022 and ending on December 31, 2024. The payout for such PSUs was also capped at 100% if our absolute TSR was negative for the performance period. The performance period for such PSUs ended during 2024 and the Talent Committee certified the final achievement of such metrics in early 2025. The table below sets forth the free cash flow and relative TSR performance goals and the performance achieved for such PSUs.

2022 PSUs (performance period January 1, 2022 – December 31, 2024)				
Performance Goals				
Performance Objective (weighting %)	**Threshold**	**Target**	**Maximum**	**Actual Payout %**
Free Cash Flow *(70%)*	$2.477B	$3.096B	$3.715B	83.93%
Actual Achievement = $2.897B				
3-year TSR relative to NYSE Arca Pharmaceutical Index *(30%)*	25th percentile	55th percentile	75th percentile	0.0%
Actual Achievement = 13.64th				
Payout	50%	100%	200%	58.75%

Employment Arrangements

Prior to the spinoff, Merck entered into letter agreements with the NEOs appointing them, effective as of the spinoff, to their positions with Organon, except for Dr. Arjona Ferreira who was appointed as Head of Research & Development and Chief Medical Officer effective as of January 1, 2024. The letter agreements describe the basic terms of the NEOs' employment, including initial base salary levels, AIP and LTI targets. The letter agreements do not specify a period of employment, instead, the terms of the NEO's employment are based on sustained good performance rather than contractual terms, and the company's plans and policies, such as its severance plans, will apply as applicable.

The company maintains the Executive Severance Program (the "Severance Plan") and the Executive Change in Control Severance Program (the "CIC Severance Plan"), which provide payments and benefits to certain eligible members of Organon's management team, including each of the NEOs, in the event of a termination of employment in certain circumstances, including the departure of the NEO following a change in control of the company. The Talent Committee believes that it is appropriate to provide executives with the protections afforded by the plans, that such plans reduce the need to negotiate individual severance arrangements with departing executives and that they protect our executives in the event of a termination for circumstances not of their doing. The Talent Committee also believes that these policies promote management independence and help retain, stabilize, and focus the executive officers in the event of a change in control. See the subsection titled "Potential Payments Upon Termination or Change in Control" for a description of the Severance Plan and CIC Severance Plan, and for more information regarding accelerated vesting under our stock-based award agreements in connection with qualifying termination events.

As noted above, Ms. Fiedler ceased serving as Organon's Executive Vice President and Chief Commercial Officer effective January 15, 2025, and will serve as a senior advisor to Organon until her separation from employment on April 30, 2025, which will constitute a termination without cause under the Severance Plan. For additional information regarding her termination, see "Susanne Fiedler Separation Agreement" in the "Potential Payments Upon Termination or Change in Control" section.

Other Employee Benefits

Retirement and Health and Welfare Plans

Similar to Organon's other salaried, U.S.-based employees, the NEOs participate in a variety of retirement, health and welfare and paid time-off benefits designed to enable us to attract and retain our workforce in a competitive marketplace. Savings plans help employees save and prepare financially for retirement. We maintain a 401(k) plan and a non-qualified savings plan for certain U.S. employees, including each NEO other than Ms. Fiedler. Under Organon's U.S. 401(k) plan (and subject to applicable limitations imposed by the Internal Revenue Code), participants can receive company contributions which consist of i) employer matching contributions of up to 4.5% of participants' eligible compensation and ii) a retirement contribution ranging between 4.5% and 10% of participants' eligible compensation based on their age and service. Pursuant to the non-qualified savings plan, participants can receive company contributions from Organon based on amounts that would have been contributed to Organon's U.S. 401(k) plan but for contribution and compensation limits imposed by the Internal Revenue Code. Ms. Fiedler, who is based in Switzerland, participates in the Organon Pensionskasse Schweiz, a cash balance pension plan for Swiss employees (the "Swiss Savings Plan"). In addition, health and welfare and paid time-off benefits help ensure that we have a healthy, productive and focused workforce.

Please see the 2024 Nonqualified Deferred Compensation Table for further information regarding Organon's non-qualified savings plan and the 2024 Pension Benefits Table for further information regarding the Swiss Savings Plan, on pages 76 and 77, respectively.

Perquisites and Other Personal Benefits

Additionally, senior management employees, including the NEOs, are provided a limited number of other benefits, which the Talent Committee believes are reasonable, appropriate and consistent with our executive compensation philosophy. Ms. Fiedler was entitled to benefits in connection with her relocation from Germany to Switzerland at the request of the company. Ms. Fiedler also receives an automobile allowance consistent with local practices.



Under certain circumstances, the Talent Committee recognizes that special arrangements with respect to an executive's employment may be necessary or desirable. For example, Mr. Ali was required to relocate to the United States in connection with his employment as our CEO and due to regulatory and business considerations, Mr. Ali maintains residency in Switzerland as well as the United States. Because his residence in both the United States and Switzerland is deemed beneficial to Organon and supports the performance of his duties, Mr. Ali receives certain benefits related to his residency in Switzerland, such as housing reimbursements, tax compliance services, miscellaneous relocation costs, and certain tax equalization payments related to certain housing and transportation. Mr. Ali also receives legacy tax equalization payments from Merck associated with equity awards granted in 2020 and prior years because he received such grants in connection with his service to Merck, and such tax equalization payments are consistent with Merck's historical policies. While these tax equalization payments are not obligations of Organon and relate to grants from his prior service rendered to Merck, such payments are included in the 2024 Summary Compensation Table because they were funded by Merck at the time of spinoff. Mr. Ali is responsible for the tax payments associated with his equity awards granted after 2020, all of which were granted after he relocated to the United States and commenced services with Organon.

Organon has obtained a comprehensive independent security assessment with respect to Mr. Ali. Based on this assessment, Mr. Ali receives certain home security services, advanced intelligence monitoring, secure transportation for himself and his immediate family members and security personnel. Because Organon believes it is in the best interests of Organon and its shareholders to protect Mr. Ali against possible security threats to him and his family members, Organon requires Mr. Ali to accept such personal security protection. Organon also believes that the costs of this security are appropriate and necessary. We have reported the costs related to personal security services for Mr. Ali and his immediate family members in the 2024 All Other Compensation Table. Mr. Ali and our other NEOs have limited use of chartered aircraft and, when traveling for business, guests, including family members, may occasionally accompany Mr. Ali when he is using such aircraft for business purposes and such aircraft can accommodate them, in which case there is no additional aggregate incremental cost to Organon. Accordingly, no amount is reflected for such guest travel in the "All Other Compensation" column of the 2024 Summary Compensation Table. Personal use of the chartered aircraft by the CEO requires prior approval of the CFO and the General Counsel and Mr. Ali did not have any personal use of the aircraft during 2024. Personal use of Company chartered aircraft by other NEOs is generally not permitted.

Please see the "All Other Compensation" column of the 2024 Summary Compensation Table for further information regarding the perquisites and personal benefits received by the NEOs with respect to 2024.

2025 Executive Compensation Program

In connection with its review of the executive compensation program and the consideration of no increase in Total Target Direct Compensation (TTDC) in 2024, except for Dr. Arjona Ferreira due to his promotion, the Talent Committee has approved increases in TTDC for Mr. Ali, Mr. Walsh, Dr. Arjona Ferreira and Mr. Morrissey of 15%, 10%, 19% and 25%, respectively . These adjustments are intended to align with market practices and adequately reflect each NEO's responsibilities and experience.

Other Compensation Practices

Executive Stock Ownership Guidelines

The Talent Committee believes that, in order to more closely align the interests of executives with the interests of Organon's other shareholders, all executives should maintain a minimum level of equity interests in Organon's common stock. The Talent Committee has adopted stock ownership guidelines requiring ownership of six times base salary for our CEO, three times base salary for our executive officers other than our CEO, and one and one-half times base salary for our other Section 16 officers. Until the guideline is met, an officer is required to retain 50% (75% for our CEO) of the after-tax shares acquired upon exercise of NQSOs and vesting of PSUs and RSUs. Shares subject to unexercised NQSOs and unearned PSUs do not count for purposes of determining whether an executive is in compliance with the guidelines, but time-vesting RSUs are counted towards the guidelines.

The Talent Committee reviews progress toward achieving the stock ownership guidelines for the Company's executives on an annual basis. As of the most recent annual review performed in December 2024, two NEOs had sufficient holdings to meet or exceed the stock ownership guidelines, and the others were on pace to meet their respective guidelines. The following table sets forth the stock ownership requirements and current stock ownership status as a multiple of base salary for the CEO and other NEOs as of January 1, 2025.



Stock Ownership Guidelines for Named Executive Officers
Multiple of Salary
0
1
2
3
4
5
6
7
Ali
109%
Walsh
125%
Arjona Ferreira
72%
Fiedler
90%
Morrissey
80%
Guideline
Actual



Return of Incentive Compensation ("Clawback Policy")

We maintain a clawback policy, which is intended to comply with the requirements of NYSE Listing Standards 303A.14 implementing Rule 10D-1 under the Securities Exchange Act of 1934. In the event we are required to prepare an accounting restatement of our financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, we will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our NEOs, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements. In addition, under our compensation recoupment policy, we are permitted to seek reimbursement of incentive compensation (including both time and performance-based awards) in the event, among others, the Talent Committee determines that the covered executive has engaged in egregious conduct that is substantially detrimental to Organon (whether financially, reputationally or otherwise).

Equity Award Grant Practices

The Talent Committee generally approves the target compensation, including the target value of annual equity awards, for our executive officers, including each of the NEOs, at its February meeting of each year. Annual equity awards are generally granted on the last business day of March each year. Our directors receive a credit of deferred stock units upon election (or re-election) at each annual meeting of shareholders or upon joining the Board if joining at a time other than an annual meeting. In certain circumstances, including the hiring, promotion or retention of an individual, the Talent Committee may approve grants to be effective at other times, generally three business days following the release of Company quarterly earnings. The Company may change these equity grant practices in the future. The Talent Committee did not take material nonpublic information into account when determining the timing and terms of equity awards in 2024 and did not time the disclosure of material nonpublic information in 2024 for the purpose of affecting the value of executive compensation.

Insider Trading Policy and Procedures

The Company has adopted an insider trading policy and procedures that govern the purchase, sale, and other dispositions of the Company's securities by directors, officers, and employees, as well as by the Company itself (the "Insider Trading Policy"). We believe that our Insider Trading Policy and procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and New York Stock Exchange listing standards. A copy of our Insider Trading Policy was filed as Exhibit 19.1 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Hedging and Pledging

As part of our Insider Trading Policy, we prohibit directors and specified key employees, including officers, from engaging in short sales, publicly traded options, hedging transactions and pledging of Organon common stock.

Risk Assessment

In 2023, in accordance with its charter, the Talent Committee reviewed our compensation policies and programs and concluded that our executive and non-executive compensation programs do not encourage excessive or unnecessary risk taking, and any inherent risks are unlikely to have a material adverse effect on us. The next review and assessment of our compensation policies and programs will be conducted in fiscal year 2025.

Talent Committee Report

Our Talent Committee has reviewed and discussed the section entitled "Compensation Discussion and Analysis" with our management. Based upon this review and discussion, the Talent Committee recommended to the Board of Directors that the section entitled "Compensation Discussion and Analysis" be included in this proxy statement, which will be incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

Talent Committee

Carrie S. Cox (*Chairman*)
Philip Ozuah, M.D., Ph.D.
Grace Puma

Executive Compensation



2024 Summary Compensation Table

The following table sets forth information concerning the compensation of our NEOs for 2024 and, to the extent required by SEC disclosure rules, 2023 and 2022.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)[6]
Kevin Ali	2024	1,250,000	—	9,160,555	2,749,997	2,512,500	—	1,444,372	17,117,424
Chief Executive Officer	2023	1,244,231	—	8,260,650	2,749,368	1,837,500	—	740,523	14,832,272
	2022	1,203,769	—	7,345,176	2,249,992	1,837,500	—	896,544	13,532,980
Matthew Walsh	2024	900,000	—	2,831,423	849,999	964,800	—	200,700	5,746,922
EVP and Chief	2023	890,077	—	2,553,291	849,799	705,600	—	214,100	5,212,866
Financial Officer	2022	849,385	—	2,652,410	812,500	822,720	—	169,570	5,306,585
Juan Camilo Arjona Ferreira, M.D.[7]	2024	650,000	—	1,665,534	499,998	696,800	—	87,419	3,599,751
EVP and Head of R&D and Chief Medical Officer									
Susanne Fiedler[8]	2024	738,340	—	1,832,094	549,997	791,500	237,755	47,596	4,197,282
Former EVP and Chief	2023	726,696	—	1,652,125	549,871	576,180	259,270	72,259	3,836,401
Commercial Officer	2022	686,275	—	1,632,250	499,992	664,535	80,086	92,900	3,656,038
Joseph Morrissey	2024	750,000	—	1,832,094	549,997	804,000	—	193,848	4,129,939
EVP and Head of	2023	740,769	—	1,652,125	549,871	588,000	—	206,244	3,737,009
Manufacturing and Supply	2022	688,769	—	1,346,603	412,492	681,600	—	165,735	3,295,199

(1) The amounts reported in this column represent the grant date fair value of PSUs and RSUs granted in the indicated fiscal year, calculated in accordance with ASC 718, excluding the effect of estimated forfeitures. For the 2024 PSUs, assuming the highest level of performance is achieved, the maximum value of these awards as of the grant date would be as follows: Mr. Ali—$10,999,993; Mr. Walsh—$3,399,980; Dr. Arjona Ferreira—$1,999,982; Ms. Fiedler—$2,199,976; and Mr. Morrissey—$2,199,976. See Note 6 to the Audited Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2024 (the "Audited Financial Statements") for a discussion of the relevant assumptions used in calculating these amounts. Our 2022 and 2023 PSUs vest based on our free cash flow (70%) and relative TSR (30%) performance over a three-year performance period. Our 2024 PSUs vest based on our free cash flow (50%), relative TSR (25%) and cumulative constant currency revenue (25%) with a circuit breaker for the financial metrics portion of the PSUs based on our two year adjusted EBITDA achievement. The free cash flow and constant currency revenue goals for 2024, 2025 and 2026 are established each year.

(2) The amounts reported in this column represent the grant date fair value of NQSO awards granted in the indicated fiscal year, calculated in accordance with ASC 718, excluding the effect of estimated forfeitures. See Note 6 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

(3) The amounts reported for 2024 represent cash awards paid to the NEOs under the 2024 AIP.

(4) The amount reported in this column for Ms. Fiedler for 2024 represents the change in the actuarial value of her accumulated benefits under the Swiss Savings Plan. See Note 14 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating this amount.

(5) The following table summarizes the compensation and benefits included under All Other Compensation in the 2024 Summary Compensation Table that were awarded to, earned by, or paid to the NEOs for the fiscal year ending December 31, 2024.

All Other Compensation

Name	401(k) Plan Company Contributions ($)	U.S. Non-Qualified Savings Plan Company Contributions ($)[a]	Relocation Expenses ($)[b]	Tax Gross-Up ($)[c]	Automobile Allowance ($)	Security Services ($)[d]	Total ($)
Kevin Ali	10,817	436,870	145,096	722,676	—	128,912	1,444,372
Matthew Walsh	7,789	192,911	—	—	—	—	200,700
Juan Camilo Arjona Ferreira, M.D.	37,950	49,469				—	87,419
Susanne Fiedler	—	—	1,356	17,147	29,093	—	47,596
Joseph Morrissey	6,490	187,358	—	—	—	—	193,848

(a) The amounts reported in this column consist of crediting for company (i) matching contributions in 2024 and (ii) retirement contributions for 2024 (with payments made in early 2025 per applicable 401(k) plan rules), that could not be made into the Organon U.S. 401(k) plan due to applicable IRS contribution limits.

(b) As noted above, due to Mr. Ali's dual residency in the United States and Switzerland, Mr. Ali received benefits relating to housing costs ($109,709), tax compliance services ($33,950), and miscellaneous costs ($1,437). In connection with her relocation from Germany to Switzerland, Ms. Fiedler received benefits relating to tax compliance services ($1,356).

(c) As noted above, Mr. Ali received Swiss and U.S. tax gross-up payments in the amount of: (i) $83,885 on 2024 housing and transportation costs; (ii) $310,997 on 2023 housing and transportation costs for which additional amounts were required to be paid in 2024; and (iii) $327,793 in legacy tax equalization payments associated with Merck equity awards issued to him by Merck prior to 2021, which payments were funded by Merck at the time of the spinoff. Ms. Fiedler received tax gross-up payments ($17,147) relating to her U.S. tax obligation resulting from temporary work in the U.S. over 30 working days. The benefits received by Mr. Ali and Ms. Fiedler were valued on the basis of the aggregate incremental cost to Organon and represent the amount accrued for payment or paid to the executive, as applicable.

(d) As noted above, Organon provided certain personal security services to Mr. Ali and his immediate family members in 2024, which included a personal driver and vehicle and residential monitoring costs. The benefits received were valued on the basis of the aggregate incremental cost to Organon and represent the amount accrued for payment or paid to the executive.

(6) Numbers rounded to the nearest whole dollar.

(7) Dr. Arjona Ferreira was not an NEO in 2022 or 2023.

(8) Ms. Fiedler's compensation, with the exception of LTI awards, was paid in Swiss francs and has been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.102 for 2024. In addition, Ms. Fiedler's employment will be terminated without cause on April 30, 2025. For a description of the payments and benefits payable to Ms. Fiedler following her termination, see "Susanne Fiedler Separation Agreement" in the Potential Payments Upon Termination or Change in Control section below.



2024 Grants of Plan-Based Awards Table

The following table provides information on the 2024 AIP and the PSUs, RSUs and NQSOs granted in 2024 to the NEOs. The number of shares subject to such awards were determined based on Organon's stock price on the date of such grant.

Name	Grant Date	Approval Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts under Equity Incentive Plan Awards			All Other Stock Awards: Number of shares of stock or units (#)	All Other Option Awards: Number of securities underlying options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards [1] ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Kevin Ali		[2]	—	1,875,000	3,750,000	—	—	—	—	—	—	—
	3/29/2024	2/7/2024 [3]	—	—	—	—	—	—	146,276	—	—	2,749,989
	3/29/2024	2/7/2024 [4]	—	—	—	—	—	—	—	599,128	18.80	2,749,997
	3/29/2024	2/7/2024 [5]	—	—	—	146,277	292,553	585,106	—	—	—	6,410,566
Matthew Walsh		[2]	—	720,000	1,440,000	—	—	—	—	—	—	—
	3/29/2024	2/7/2024 [3]	—	—	—	—	—	—	45,213	—	—	849,985
	3/29/2024	2/7/2024 [4]	—	—	—	—	—	—	—	185,185	18.80	849,999
	3/29/2024	2/7/2024 [5]	—	—	—	45,213	90,425	180,850	—	—	—	1,981,438
Juan Camilo Arjona Ferreira, M.D.		[2]	—	520,000	1,040,000	—	—	—	—	—	—	—
	3/29/2024	2/7/2024 [3]	—	—	—	—	—	—	26,595	—	—	499,986
	3/29/2024	2/7/2024 [4]	—	—	—	—	—	—	—	108,932	18.80	499,998
	3/29/2024	2/7/2024 [5]	—	—	—	26,596	53,191	106,382	—	—	—	1,165,548
Susanne Fiedler		[2]	—	590,672	1,181,344	—	—	—	—	—	—	—
	3/29/2024	2/7/2024 [3]	—	—	—	—	—	—	29,255	—	—	549,994
	3/29/2024	2/7/2024 [4]	—	—	—	—	—	—	—	119,825	18.80	549,997
	3/29/2024	2/7/2024 [5]	—	—	—	29,255	58,510	117,020	—	—	—	1,282,100
Joseph Morrissey		[2]	—	600,000	1,200,000	—	—	—	—	—	—	—
	3/29/2024	2/7/2024 [3]	—	—	—	—	—	—	29,255	—	—	549,994
	3/29/2024	2/7/2024 [4]	—	—	—	—	—	—	—	119,825	18.80	549,997
	3/29/2024	2/7/2024 [5]	—	—	—	29,255	58,510	117,020	—	—	—	1,282,100

(1) The amounts reported represent the grant date fair value associated with the grant of PSU, RSU and NQSO awards during 2024, as computed in accordance with ASC 718, excluding the effect of estimated forfeitures. In the case of the PSUs, the grant date fair value is calculated using a Monte Carlo valuation for relative TSR, and the closing stock price on the date of grant and the probable satisfaction of the performance conditions for such awards as of the date of grant for the free cash flow and cumulative constant currency revenue portions. See Note 6 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating these amounts.

(2) These amounts represent threshold (for which no values are included because the Talent Committee has the authority to reduce awards to a $0 payout), target and maximum cash award levels set in 2024 under the 2024 AIP. The amount actually paid to each NEO under the 2024 AIP is reported in the Non-Equity Incentive Plan Compensation column in the 2024 Summary Compensation Table on page 71.

(3) Represents RSUs that vest in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(4) Represents NQSOs that vest in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.

(5) Represents PSUs granted to the NEOs in 2024. These PSUs are scheduled to vest on December 31, 2026, subject to the achievement of the applicable performance goals relating to free cash flow, relative TSR and cumulative constant currency revenue over the January 1, 2024 through December 31, 2026 performance period. The number of units subject to the PSU awards may increase during the performance period as a result of the deemed reinvestment of dividend equivalents prior to settlement of the award, and any such additional units will be subject to the same performance-based and service-based vesting conditions as the underlying PSUs. The free cash flow and constant currency revenue metrics for 2024, 2025 and 2026 are established at the beginning of each year (which annual goals will be aggregated to establish a 3-year cumulative goal at the beginning of the third year).

Outstanding Equity Awards at 2024 Fiscal Year-End Table

The following table summarizes outstanding option awards and unvested stock awards held by each NEO on December 31, 2024.

						Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Kevin Ali	5/1/2015[3]	60,821	—	28.44	4/30/2025	—	—	—	—
	5/10/2016[3]	38,120	—	25.98	5/9/2026	—	—	—	—
	5/5/2017[3]	72,063	—	30.40	5/4/2027	—	—	—	—
	5/4/2018[3]	77,028	—	27.44	5/3/2028	—	—	—	—
	5/3/2019[3]	59,413	—	38.01	5/2/2029	—	—	—	—
	5/1/2020[3]	63,578	—	36.91	4/30/2030	—	—	—	—
	5/4/2021[3]	515,471	—	36.11	5/3/2031	—	—	—	—
	8/17/2021[4]	133,928	—	35.38	8/16/2031	—	—	—	—
	3/31/2022[3]	132,274	66,138	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	21,472	320,362	—	—
	3/31/2023[3]	139,949	279,898	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	77,948	1,162,984	—	—
	8/11/2023[6]	—	—	—	—	—	—	237,580	3,544,694
	3/29/2024[3]	—	599,128	18.80	3/28/2034	—	—	—	—
	3/29/2024[7]	—	—	—	—	—	—	585,106	8,729,782
	3/29/2024[5]	—	—	—	—	146,276	2,182,438	—	—
Matthew Walsh	5/4/2021[3]	193,302	—	36.11	5/3/2031	—	—	—	—
	8/17/2021[4]	44,642	—	35.38	8/16/2031	—	—	—	—
	3/31/2022[3]	47,766	23,883	34.93	3/30/2032	—	—	—	—
	3/31/2022[5]	—	—	—	—	7,754	115,690	—	—
	3/31/2023[3]	43,256	86,514	23.52	3/30/2033	—	—	—	—
	3/31/2023[5]	—	—	—	—	24,093	359,468	—	—
	8/11/2023[6]	—	—	—	—	—	—	73,434	1,095,635
	3/29/2024[3]	—	185,185	18.80	3/28/2034	—	—	—	—
	3/29/2024[7]	—	—	—	—	—	—	180,850	2,698,282
	3/29/2024[5]	—	—	—	—	45,212	674,563	—	—
Juan Camilo Arjona Ferreira, M.D.	8/11/2023[5]	—	—	—	—	23,038	343,727	—	—
	11/7/2023[5]	—	—	—	—	12,893	192,364	—	—
	3/29/2024[3]	—	108,932	18.80	3/28/2034	—	—	—	—
	3/29/2024[7]	—	—	—	—	—	—	106,382	1,587,219
	3/29/2024[5]	—	—	—	—	26,595	396,797	—	—

Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Susanne Fiedler	5/10/2016 [3]	26,123	—	25.98	5/9/2026	—	—	—	—
	5/5/2017 [3]	45,039	—	30.40	5/4/2027	—	—	—	—
	5/4/2018 [3]	46,215	—	27.44	5/3/2028	—	—	—	—
	5/3/2019 [3]	35,647	—	38.01	5/2/2029	—	—	—	—
	5/1/2020 [3]	50,863	—	36.91	4/30/2030	—	—	—	—
	5/4/2021 [3]	115,980	—	36.11	5/3/2031	—	—	—	—
	8/17/2021 [4]	22,321	—	35.38	8/16/2031	—	—	—	—
	3/31/2022 [3]	29,394	14,697	34.93	3/30/2032	—	—	—	—
	3/31/2022 [5]	—	—	—	—	4,772	71,198	—	—
	3/31/2023 [3]	27,989	55,980	23.52	3/30/2033	—	—	—	—
	3/31/2023 [5]	—	—	—	—	15,590	232,603	—	—
	8/11/2023 [6]	—	—	—	—	—	—	47,516	708,939
	3/29/2024 [3]	—	119,825	18.80	3/28/2034	—	—	—	—
	3/29/2024 [7]	—	—	—	—	—	—	117,020	1,745,938
	3/29/2024 [5]	—	—	—	—	29,255	436,485	—	—
Joseph Morrissey	5/1/2015 [3]	52,132	—	28.44	4/30/2025	—	—	—	—
	5/10/2016 [3]	57,177	—	25.98	5/9/2026	—	—	—	—
	5/5/2017 [3]	45,039	—	30.40	5/4/2027	—	—	—	—
	5/4/2018 [3]	30,810	—	27.44	5/3/2028	—	—	—	—
	5/3/2019 [3]	23,765	—	38.01	5/2/2029	—	—	—	—
	5/1/2020 [3]	34,967	—	36.91	4/30/2030	—	—	—	—
	5/4/2021 [3]	83,764	—	36.11	5/3/2031	—	—	—	—
	8/17/2021 [4]	22,321	—	35.38	8/16/2031	—	—	—	—
	3/31/2022 [3]	24,250	12,125	34.93	3/30/2032	—	—	—	—
	3/31/2022 [5]	—	—	—	—	3,937	58,740		
	3/31/2023 [3]	27,989	55,980	23.52	3/30/2033	—	—	—	—
	3/31/2023 [5]	—	—	—	—	15,590	232,603	—	—
	8/11/2023 [6]	—	—	—	—	—	—	47,516	708,939
	3/29/2024 [3]	—	119,825	18.80	3/28/2034	—	—	—	—
	3/29/2024 [7]	—	—	—	—	—	—	117,020	1,745,938
	3/29/2024 [5]	—	—	—	—	29,255	436,485	—	—

(1) The market value of shares or units of stock that have not vested reflects a stock price of $14.92, our closing stock price on December 31, 2024.
(2) The 2023 PSU awards are reflected at target performance and at maximum performance for the 2024 PSUs based on the trending performance level at fiscal year-end December 31, 2024.
(3) This NQSO vests in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.
(4) This NQSO vests in full on the third-year anniversary of the grant date, subject to the NEO's continued employment through the vesting date.
(5) These RSUs vest in three substantially equal annual installments on each of the first through third anniversaries of the grant date, subject to the NEO's continued employment through each applicable vesting date.
(6) These PSUs are scheduled to vest on December 31, 2025, subject to the achievement of the applicable performance goals relating to free cash flow and relative TSR over the January 1, 2023, through December 31, 2025 performance period.
(7) These PSUs are scheduled to vest on December 31, 2026, subject to the achievement of the applicable performance goals relating to free cash flow, relative TSR and cumulative constant currency revenue over the January 1, 2024, through December 31, 2026 performance period. The free cash flow and constant currency revenue metrics for 2024, 2025 and 2026 are established at the beginning of each year (which annual goals will be aggregated to establish a 3-year cumulative goal at the beginning of the third year).

2024 Option Exercises and Stock Awards Vested Table

The table below shows the aggregate number of shares of Organon common stock acquired during 2024 upon the vesting of RSU and PSU awards. None of the NEOs exercised any NQSOs during 2024.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Kevin Ali	295,796	5,601,849
Matthew Walsh	105,612	2,000,931
Juan Camilo Arjona Ferreira, M.D.	17,965	354,075
Susanne Fiedler	63,761	1,146,723
Joseph Morrissey	52,159	978,095

(1) For all NEOs except Dr. Arjona Ferreira, includes (i) the payout of their 2021-2023 Merck PSU awards which were converted into Organon RSU awards upon the spinoff. Such awards vested on December 31, 2023, but were not settled until February 2024; and (ii) 2022 PSUs whose performance period ended on December 31, 2024, but were not settled until February 2025, following the Talent Committee's certification of the final achievement of the performance metrics in February 2025.

(2) Includes accrued dividend equivalents that were paid in cash at the time of vesting.

2024 Nonqualified Deferred Compensation Table

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($)[1]	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)[2]
Kevin Ali	—	436,870	70,826		1,408,737
Matthew Walsh	—	192,911	96,231	—	709,668
Juan Camilo Arjona Ferreira, M.D.	—	49,469	1,114		50,582
Susanne Fiedler[3]	—	—	—	—	—
Joseph Morrissey	—	187,358	86,920	—	691,701

(1) These amounts are included in the "All Other Compensation" column in the 2024 Summary Compensation Table on page 71. The amounts reported in this column consist of crediting for company (i) matching contributions in 2024 and (ii) retirement contributions earned in 2024 (with payments made in early 2025 per applicable plan rules), that could not be made into the Organon U.S. 401(k) plan due to applicable IRS contribution limits.

(2) The aggregate balance for each NEO includes the following amounts that were previously included as prior year compensation in the Summary Compensation Tables: (i) for Mr. Ali, $860,906, (ii) for Mr. Walsh, $380,858, (iii) for Dr. Arjona Ferreira, $0, and (iv) for Mr. Morrissey, $343,404.

(3) Ms. Fiedler does not participate in the NQ Savings Plan (as defined below) as she does not reside in the U.S.





Narrative to 2024 Nonqualified Deferred Compensation Table

We maintain a non-qualified savings plan (the "NQ Savings Plan") for certain of our employees on U.S. payroll, including each of our NEOs other than Ms. Fiedler. Under the NQ Savings Plan, participants receive credits equal to the company contributions, consisting of employer matching contributions of up to 4.5% of participants' eligible compensation and retirement contributions ranging between 4.5% and 10% of participants' eligible compensation based on their age and service, that a participant would have received under Organon's U.S. 401(k) plan but for the contribution and compensation limitations imposed by the Internal Revenue Code.

Participants are generally permitted to choose from the mutual funds available for investment under Organon's U.S. 401(k) plan for purposes of determining the imputed gains, and losses applicable to their NQ Savings Plan accounts. The NQ Savings Plan is unfunded. Participants may specify the timing of initiating the payment of their accounts by choosing either a specified payment date (up to 15 years following separation from service) or electing payment upon separation from service, and in either case may elect to receive their accounts in a lump sum or in annual installments over a period of up to 15 years. With respect to each year's contributions and imputed earnings, the participant may make a separate distribution election.

2024 Pension Benefits Table

The following table provides information regarding Ms. Fiedler's pension benefits under the Swiss Savings Plan as of December 31, 2024.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)[1]	Payments During Last Fiscal Year ($)
Susanne Fiedler	Organon Pensionskasse Schweiz	4	785,699	—

(1) The present value of Ms. Fiedler's accumulated benefit as of December 31, 2024, shown in dollars, was converted from Swiss francs based on an exchange rate of CHF 1 = USD 1.102. See Note 14 to the Audited Financial Statements for a discussion of the relevant assumptions used in calculating this amount.

Ms. Fiedler participated in the Swiss Savings Plan, a cash balance-based pension arrangement, under which Organon contributes an annual amount on behalf of each participant based on such participant's salary, bonus and age. Participants may also make contributions based on their salary, bonus and age. Additionally, participants are credited with interest at a rate of 3.5% (or, if higher, the minimum interest credit rate required under applicable Swiss law). Payments to participants are based on accumulated capital in the participant's plan account and may be taken as a lump sum or annuity at normal retirement, beginning at age 64 for women and age 65 for men. Participants may also elect to receive a reduced benefit beginning at age 58 in the event of early retirement.

Potential Payments Upon Termination or Change in Control

In connection with the spinoff, Organon adopted the Severance Plan. The Severance Plan provides payments and benefits to certain eligible members of Organon's management team, including each of the NEOs, in the event of a termination of employment without cause (as defined in the Severance Plan). Payments and benefits under the Severance Plan are conditioned upon execution of a release of claims, which may contain restrictive covenants, and include (i) a lump sum cash payment in an amount equal to 1.0 times (or 2.0 times in the case of the CEO) the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) with respect to a termination of employment that occurs between June 30th and December 31st of the calendar year, a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination and (iii) subsidized medical and dental coverage (and continuation of basic life insurance coverage) for up to 12 months (or 24 months of medical and dental and 18 months of basic life insurance in the case of the CEO); provided, that with respect to participants who were previously employed by Merck or any of its subsidiaries immediately prior to the spinoff, (A) the amount described in clause (i) will be no less than a certain number of weeks' worth of base salary determined based on the participant's number of years of continuous service with Merck and Organon as of the termination date and (B) if such participants have 20 or more complete years of continuous service with Merck and Organon, then they will be eligible to receive the subsidized medical and dental coverage described in clause (iii) for up to 78 weeks. The Severance Plan does not provide for any payments or benefits upon a termination for cause or any resignation of an eligible employee's employment. Furthermore, severance payments and benefits are subject to forfeiture in the event an employee breaches any obligations of his or her terms and conditions of employment or makes any false or misleading statements about Organon or any of its affiliates or their products, officers or employees to competitors, customers, potential customers or to current employees or former employees.

In addition to the Severance Plan, Organon also adopted the CIC Severance Plan. The CIC Severance Plan provides "double trigger" severance payments and benefits to eligible employees, including the executive officers, in the event of a termination of employment without cause or a resignation for good reason (each as defined in the CIC Severance Plan) during the two-year period following a change in control (as defined in the CIC Severance Plan). Payments and benefits under the CIC Severance Plan are conditioned upon execution of a release of claims and include (i) a lump sum cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity, (ii) a pro-rata annual cash incentive payment based on the executive officer's target incentive opportunity for the year of termination, and (iii) a lump sum cash payment intended to offset the costs of continued medical and dental coverage for up to 24 months.

Under the terms of the Severance Plan and the CIC Severance Plan, if the payments and benefits to an NEO under the Severance Plan, CIC Severance Plan or another plan, arrangement or agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the NEO receiving a higher net after-tax amount.



The table below sets forth Organon's payment obligations pursuant to the terms of the Severance Plan or CIC Severance Plan, as applicable, under the circumstances described below, assuming each NEO's employment had been terminated on December 31, 2024. For a description of the value of stock-based awards held by the NEOs that are subject to vesting upon a termination of employment, see the subsection titled "Accelerated Vesting of Stock-Based Awards" below.

Name	Type of Payment or Benefit[1]	Termination Without Cause ($)	Termination Without Cause or Resignation For Good Reason in Connection With Change in Control ($)
Kevin Ali	Severance Pay	6,250,000 [2]	6,250,000 [5]
	Pro-Rated Annual Incentive[3]	1,875,000	1,875,000
	Welfare Benefits Continuation[4]	46,654	52,340
Matthew Walsh	Severance Pay	1,620,000 [2]	3,240,000 [5]
	Pro-Rated Annual Incentive[3]	720,000	720,000
	Welfare Benefits Continuation[4]	34,133	77,201
Juan Camilo Arjona Ferreira, M.D.	Severance Pay	1,170,000 [2]	2,340,000 [5]
	Pro-Rated Annual Incentive[3]	520,000	520,000
	Welfare Benefits Continuation[4]	33,839	77,201
Susanne Fiedler[6]	Severance Pay	1,698,182 [2]	2,658,024 [5]
	Pro-Rated Annual Incentive[3]	590,672	590,672
	Welfare Benefits Continuation[4]	—	—
Joseph Morrissey	Severance Pay	1,725,000 [2]	2,700,000 [5]
	Pro-Rated Annual Incentive[3]	600,000	600,000
	Welfare Benefits Continuation[4]	50,936	77,201

(1) Under the terms of the Severance Plan and the CIC Severance Plan, if the payments and benefits to an NEO under the Severance Plan, CIC Severance Plan or another plan, arrangement or agreement would subject the NEO to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in the NEO receiving a higher net after-tax amount. The amounts reflected in this table do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the Severance Plan or the CIC Severance Plan.

(2) This amount represents a cash payment in an amount equal to 2.0 times the sum of the executive officer's annual base salary and target annual cash incentive opportunity for Mr. Ali. With respect to Ms. Fiedler and Mr. Morrissey, this amount represents 78 weeks' base salary and target annual incentive opportunity. With respect to Mr. Walsh and Dr. Arjona Ferreira, this amount represents 1.0 times annual base salary and target annual incentive opportunity.

(3) Represents a pro-rata annual cash incentive payment based on the NEO's target incentive opportunity for the year of termination. Amounts reported in this row have not been pro-rated, as this table assumes that the NEO's employment was terminated on December 31, 2024.

(4) Represents the incremental cost of subsidized medical and dental coverage for (i) with respect to a termination without cause, 24 months for Mr. Ali, except for his basic life insurance coverage, which was reduced to 18 months in 2024 , 18 months for Mr. Morrissey, and 12 months for Mr. Walsh and Dr. Arjona Ferreira and (ii) with respect to a termination without cause or resignation for good reason within two years following a change in control, 24 months for all NEOs. Organon does not sponsor medical or dental plans in Switzerland and, accordingly, Ms. Fiedler is not entitled to subsidized medical and dental coverage upon a termination of employment.

(5) Represents a cash payment in an amount equal to 2.0 times the sum of the NEO's annual base salary and target annual cash incentive opportunity.

(6) Amounts for Ms. Fiedler have been converted to U.S. dollars based on an exchange rate of CHF 1 = USD 1.102.

Accelerated Vesting of Stock-Based Awards

The table below sets forth the value of Organon's obligations upon the vesting of the stock-based awards held by our NEOs as described below and assumes that the triggering event took place on December 31, 2024.

Name	Type of Payment or Benefit	Involuntary Termination (not for poor performance)/ Termination Without Cause/Retirement ($)[1][4]	Death/Disability ($)[1][4]	Sale ($)[2][4]	Involuntary Termination Following a Change in Control ($)[3][4]
Kevin Ali	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	3,592,739	3,592,739	4,326,068	8,554,463
	RSU Accelerated Vesting	1,359,602	1,359,602	2,470,695	3,665,784
Matthew Walsh	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	1,110,483	1,110,483	1,337,149	2,644,102
	RSU Accelerated Vesting	435,309	435,309	783,776	1,149,720
Juan Camilo Arjona Ferreira, M.D.	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	386,562	386,562	386,562	838,290
	RSU Accelerated Vesting	193,546	193,546	746,228	932,888
Susanne Fiedler	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	718,545	718,545	865,211	1,710,883
	RSU Accelerated Vesting	278,364	278,364	502,741	740,286
Joseph Morrissey	NQSO Accelerated Vesting	—	—	—	—
	PSU Accelerated Vesting	718,545	718,545	865,211	1,710,883
	RSU Accelerated Vesting	267,091	267,091	487,711	727,827

(1) Under the terms of the applicable award agreements, upon the NEO's involuntary termination (not for poor performance), termination without cause, retirement, death, or disability, a pro-rated portion of the NQSO, RSU, and PSU awards will vest based upon actual performance.

(2) Under the terms of the applicable award agreements, upon a termination of the NEO's employment following a sale of the subsidiary, division or joint venture of the entity by whom the NEO is employed, (i) the award will vest with respect to one-third of the shares subject to the award, in the case of a termination less than one year following the grant date, and (ii) the award will vest in full upon such termination of employment, in the case of a termination that occurs on or after the one-year anniversary of the grant date, in each case, based upon actual performance with respect to PSU awards.

(3) Under the terms of the applicable award agreements, the award will fully vest upon an involuntary termination of the NEO's employment prior to the second anniversary of the closing of a change in control. PSU awards are converted to time-based RSU awards upon a change in control, based on target performance.

(4) Amounts in this table have been calculated based on a stock price of $14.92, our closing stock price on December 31, 2024. For PSU awards which vest based on actual performance, amounts reflect the trending performance level achieved as of December 31, 2024.



Susanne Fiedler Separation Agreement

As noted in the CD&A, Ms. Fiedler ceased serving as Executive Vice President and Chief Commercial Officer effective January 15, 2025, and will serve as a senior advisor to Organon until her termination of employment on April 30, 2025. While serving as a senior advisor, she continues to receive her normal base salary as described in the CD&A and monthly automobile allowance. Because Ms. Fiedler's separation from employment will constitute a termination of her employment by Organon without cause under the Severance Plan, she will receive the following severance benefits in accordance with the Severance Plan and a separation agreement entered into between Organon and Ms. Fiedler: (i) a lump sum cash payment of CHF 1,541,000, which is equal to the sum of 78 weeks of her 2024 annual base salary (calculated based on her number of years of continuous service with Merck and Organon in accordance with the Severance Plan) and her 2024 target AIP, and (ii) outplacement assistance for up to 12 months at an expected total company cost of approximately $8,800. Ms. Fiedler will also be eligible to receive a tax counseling allowance of CHF 50,000. With respect to Ms. Fiedler's unvested equity awards, upon her termination:

- NQSOs – A pro-rated portion of her unvested NQSOs as of her termination date (based on the number of months she was employed during the applicable vesting period) will vest on the next scheduled vesting date of the applicable award. The remaining unvested NQSOs will be forfeited upon her termination. Her vested NQSOs will expire on the day before the one-year anniversary of her termination (or, if earlier, the original expiration date of the applicable NQSO).

- RSUs – A pro-rated portion of her unvested RSUs as of her termination date (based on the number of months she was employed during the applicable vesting period) will vest on the next scheduled vesting date of the applicable award. The remaining unvested RSUs will be forfeited upon her termination.

- PSUs – A pro-rated portion of her unvested PSUs as of her termination date (based on the number of months she was employed during the applicable performance period) will remain outstanding and eligible to vest based on actual performance for the performance period. Any earned PSUs will be settled on the dates the applicable PSUs are settled for our other executives.

The separation agreement with Ms. Fiedler also contains a general release of claims in favor of Organon, along with confidentiality, non-disparagement, and other customary covenants under local law.

CEO Pay Ratio

Introduction

The following is a disclosure of (1) total annual compensation for our CEO, (2) the median total annual compensation for our employees globally, excluding our CEO and (3) the ratio of those two numbers. Under the SEC rules, companies may identify the median total annual compensation using a wide variety of methods including reasonable assumptions and estimations. Therefore, the pay ratio reported by other companies may not be comparable to Organon's pay ratio below. Given the leverage of our executive compensation program towards performance-based elements, we expect that our pay ratio disclosure will fluctuate year-to-year based on the company's performance against the pre-established performance goals.

Median Total Annual Compensation

We used base salary as of December 1, 2024, to identify the employee with the median total annual compensation (excluding our CEO). For this purpose, we annualized base salary for all full- and part-time employees (excluding our CEO) hired after January 1, 2024, and employed as of December 1, 2024. We converted foreign currency to USD based on the spot foreign exchange rate as of December 1, 2024.

Exemptions

Total Employees Before and After De Minimis Exemption

Organon's employee population as of December 1, 2024, included 1,723 employees (16%) in the United States and 8,954 employees (84%) outside the United States. After excluding 533 employees in 7 countries, as detailed in the table below and up to the 5% limit allowable under the SEC disclosure rules, we identified our median employee from a group of approximately 10,144 employees globally.

Excluded Under De Minimis Exemption

Country	Number of Employees
Algeria	21
Dominican Republic	2
Egypt	100
Indonesia	206
Latvia	1
Philippines	30
Russian Federation	173
Total	533

The Ratio

The total annual compensation of our median employee, calculated in the same manner as we calculate total annual compensation for purposes of the Summary Compensation Table, was $76,326. The total annual compensation for our CEO, as reflected in the 2024 Summary Compensation Table, was $17,117,424. A reasonable estimation of the ratio of our CEO's compensation to our median employee's compensation is 224 to 1.



Pay vs. Performance



In accordance with Item 402(v) of Regulation S-K, we are providing the following information regarding the relationship between compensation of our chief executive officer ("CEO" as used in the tables) and other named executive officers ("other NEOs") and certain financial performance measures of Organon. For further information on Organon's pay-for-performance philosophy and how executive compensation aligns with the company's performance, refer to the CD&A section of this proxy statement.

Pay vs. Performance Table

Year	Summary Compensation Table Total for CEO[1&2]	Compensation Actually Paid to CEO[1&3]	Average Summary Compensation Table Total for Other NEOs[1&2]	Average Compensation Actually Paid to Other NEOs[1&3]	Value of Initial Fixed $100 Investment Based On:		Net Income (millions)[5]	Adjusted EBITDA (millions)[6]
					Total Shareholder Return[4]	Peer Group Total Shareholder Return[4]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2024	$ 17,117,424	$ 16,377,730	$ 4,418,474	$ 4,221,915	$ 48.05	$ 129.75	$ 864	$ 2,109
2023	$ 14,832,272	$ (553,768)	$ 4,067,136	$ 761,713	$ 43.71	$ 126.39	$ 1,023	$ 2,000
2022	$ 13,532,980	$ 11,727,234	$ 4,131,865	$ 3,726,599	$ 79.65	$ 120.52	$ 917	$ 2,232
2021	$ 18,550,737	$ 14,257,800	$ 5,306,233	$ 4,039,153	$ 83.72	$ 114.88	$ 1,351	$ 1,441

1. Kevin Ali served as the company's CEO for the entirety of 2021, 2022, 2023, and 2024 and the company's other NEOs for the applicable years were as follows:

Year	Other NEOs
2024	Matthew Walsh, Juan Camilo Arjona Ferreira, M.D., Susanne Fiedler, Joseph Morrissey
2023	Matthew Walsh, Susanne Fiedler, Joseph Morrissey, Kirke Weaver, Sandra Milligan, M.D.
2022	Matthew Walsh, Susanne Fiedler, Sandra Milligan, M.D., Joseph Morrissey
2021	Matthew Walsh, Susanne Fiedler, Sandra Milligan, M.D., Deborah Telman

2. Amounts reported in this column represent (i) the total compensation reported in the Summary Compensation Table for the applicable year in the case of Mr. Ali and (ii) the average of the total compensation reported in the Summary Compensation Table for the applicable year for our other NEOs.

3. To calculate compensation actually paid ("CAP"), adjustments were made to the amounts reported in the Summary Compensation Table for the applicable year. A reconciliation of the adjustments for Mr. Ali and for the average adjustments of the other NEOs for 2024 is set forth in the following table. For prior year reconciliations, please refer to the Pay vs Performance section of our 2024 Proxy Statement. Amounts do not reflect actual compensation earned by or paid to our NEOs during the applicable year.

Reconciliation from Summary Compensation Table to Compensation Actually Paid

	CEO		Other NEO Average[f]	
	2024		**2024**	
Summary Compensation Table Total[a]	$	17,117,424	$	4,418,474
Less: Reported Fair Value of Equity Awards[b]	$	11,910,552	$	2,652,784
Less: Reported Change in Pension Value[c]	$	—	$	59,439
Add: Year-End Fair Value of Equity Awards Granted in the Year[d]	$	9,562,193	$	2,129,746
Add: Change in Fair Value (from Prior Year-End to Vesting Date) of Equity Awards Granted in Prior Years that Vested in the Year[d]	$	1,356,184	$	258,948
Add: Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years[d]	$	(599,551)	$	(103,417)
Add: Value of Dividends or other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensation	$	852,032	$	184,466
Add: Service Cost and Prior Service Cost For Benefit and Actuarial Pension Plans[e]	$	—	$	45,920
Compensation Actually Paid	$	16,377,730	$	4,221,915

[a] Represents "Total Compensation" as reported in the Summary Compensation Table for the indicated fiscal year. With respect to the other NEOs, amounts shown represent averages.

[b] Represents the aggregate grant date fair value reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the indicated year.

[c] Represents the aggregate change in actuarial present value of the accumulated benefit under all defined benefit and actuarial pension plans reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column in the Summary Compensation Table for the indicated year, calculated using the same methodology as used in the company's financial statements under generally accepted accounting principles.

[d] In accordance with Item 402(v) requirements, the fair values of unvested and outstanding equity awards to our NEOs were remeasured starting with the date that Organon's common stock became publicly traded in June 2021, and subsequently as of each vesting date and as of the end of the indicated fiscal year, as applicable.

For options, a lattice valuation model was used to estimate the fair value as of the various measurement dates. For market-based PSUs, fair values were estimated using a Monte Carlo simulation model. The assumptions used in calculating the fair value of the equity awards did not differ in any material respect from the assumptions used to calculate the grant date fair value of the awards as reported in the Summary Compensation Table, except that the fair value calculations of (i) the options granted on or between May 1, 2020 and March 31, 2024 used an expected term between 6.40 – 7.29 years in 2024, as compared to an expected life of 5.89 years used to calculate the grant date fair value of such awards, and a dividend yield between 5.4% and 7.2% in 2024, as compared to a yield between 3.1% - 6.0% used to calculate the grant date fair value of the awards, and (ii) for the 2022 and 2023 performance awards that vest based on a Free Cash Flow metric, the PSU awards assumed a payout below target at the end of 2024 as compared to the grant date fair value calculations which assumed a payout at target. For performance awards granted in 2024, the Free Cash Flow metric payout assumption remains at target and the Cumulative Constant Currency metric payout was above target. For more information, see "Stock-Based Compensation Plans" in the Notes to Consolidated Financial Statements contained in the company's Annual Report on Form 10-K for the corresponding fiscal year, where we explain assumptions made in valuing equity awards at grant.

[e] Represents the sum of the actuarial present value of the benefits under all defined benefit and actuarial pension plans attributable to services rendered during the indicated fiscal year, calculated using the same methodology as used in the company's financial statements under generally accepted accounting principles.

[f] See footnote 1 above for the other NEOs included in the average for the indicated year.

4. The amounts reflect the cumulative total shareholder return of Organon common stock (column (f)) and the NYSE Arca Pharmaceutical Index (column (g)) at the end of each fiscal year. In each case, the comparison assumes an initial investment of $100 on June 3, 2021 (the day on which regular-way trading of Organon common stock commenced) in our common stock, and reinvestment of dividends. Historic stock price performance is not necessarily indicative of future stock price performance. Because we were not an independent company prior to the spinoff, we have assumed a $100 investment as of the first day of regular trading of our stock following the spinoff.

5. The dollar amounts reported represent the net income reflected in Organon's audited financial statements for the applicable year.

6. While we use numerous financial and non-financial performance measures to evaluate performance under our compensation programs, Adjusted EBITDA is the financial performance measure that, in Organon's assessment, represents the most important performance measure used to link compensation actually paid to NEOs to company performance in 2024. See Appendix A of this proxy statement for a reconciliation of 2024 Adjusted EBITDA used for purposes of determining the AIP, a non-GAAP measure, to the most directly comparable GAAP measure. The Adjusted EBITDA reported within this table differs from the Adjusted EBITDA amount reported in our fiscal year end earnings release filed with the SEC, because the Adjusted EBITDA reported herein was adjusted to exclude the impact of foreign currency exchange rates and certain business development expenses. The amount reported for 2021 ($1.441B) represents the Adjusted EBITDA for the post-spin period from June to December 2021.





Pay vs. Performance Table Discussion and Analysis

In accordance with Item 402(v) requirements, we are providing the following charts to describe the relationships between information presented in the Pay vs. Performance table above.

Relationship Between Compensation Actually Paid (CAP) to CEO and Average CAP to Other NEOs vs. Cumulative TSR of Company and the Peer Group

The following chart shows the relationship between CAP to our CEO and average CAP to our other NEOs, and Organon's TSR, as well as the relationship between Organon's TSR and the TSR of our peer group (the NYSE Arca Pharmaceutical Index).



Relationship Between CAP to CEO and Average CAP to Other NEOs vs. Net Income and Adjusted EBITDA

The following chart shows the relationship between CAP to our CEO and average CAP to our other NEOs, and Organon's Net Income and Adjusted EBITDA. Organon does not currently utilize Net Income as a metric in any of our incentive programs for our CEO and other NEOs. Meanwhile, Adjusted EBITDA is a component of the AIP and serves as a threshold for the Free Cash Flow and Cumulative Constant Currency portions of the 2024 PSUs.



(1)   2021 Adjusted EBITDA of $1,441M used for purposes of determining the AIP awards only reflects the post-spin period from June to December 2021.

Most Important Company Performance Measures for Determining Executive Compensation

Below is a list of financial performance measures, which in the company's assessment represent the most important financial performance measures used by the company to link CAP to the NEOs for 2024. Please see the CD&A (beginning on page 52) for a further description of these metrics and how they are used in the company's executive compensation program, including the AIP and 2024 PSUs:

• Adjusted EBITDA

• Constant Currency Revenue

• Free Cash Flow

• Relative TSR

Equity Compensation Plan Information



The following table summarizes information about Organon's equity compensation plans as of the close of business on December 31, 2024 (prior to giving effect to the proposed amendment and restatement of the company's 2021 Incentive Stock Plan as set forth in Proposal 3 below). The table does not include information about tax qualified plans such as the Organon U.S. 401(k) plan.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)(#)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)(#)
Equity compensation plans approved by security holders[1]	17,209,617	29.44 [2]	13,246,113
Equity compensation plans not approved by security holders	—	—	—
Total	17,209,617	29.44	13,246,113

(1) Reflects NQSOs, PSUs (assumed payout at 100% of target), and RSUs granted under the Organon & Co. 2021 Incentive Stock Plan.

(2) PSUs and RSUs are excluded when determining the weighted-average exercise price of outstanding options, warrants, and rights.

Proposal 3 Approval of an amendment and restatement of the Organon & Co. 2021 Incentive Stock Plan

We are asking our shareholders to approve an amendment and restatement of the Organon & Co. 2021 Incentive Stock Plan that will: (1) increase the shares of common stock available for issuance thereunder by 7,800,000 shares; (2) add a new requirement that 95% or more of the shares subject to awards granted under the plan have a one-year minimum vesting period, subject to limited exceptions; (3) provide that shares tendered or withheld by Organon in respect of the exercise price of or tax withholding obligations on stock options and stock appreciation rights granted under the plan will no longer be returned to the plan's share reserve; and (4) make certain other limited revisions (the "Amended and Restated 2021 ISP").

We believe that cash and stock-based incentives play an important role in attracting, retaining and motivating key talent and align employee incentives with long-term shareholder value. The number of shares originally authorized for issuance under the original 2021 Incentive Stock Plan (the "Original ISP") approved by the Board of Directors and sole shareholder of the Company in May 2021 was 35,000,000. As of April 1, 2025, 5,750,204 shares remained available for grant under the Original ISP, which is the only plan Organon maintains to grant equity-based compensation to its executive officers and other employees.

On April 15, 2025, based on the recommendation of the Talent Committee, the Board approved the Amended and Restated 2021 ISP and directed that it be submitted for shareholder approval at the 2025 Annual Meeting. If shareholder approval is obtained, the Amended and Restated 2021 ISP will become effective on June 10, 2025 (the "Effective Date"). If not approved, we will continue to operate under the terms of the Original ISP, but we expect that the Original Plan's remaining share reserve will not be sufficient to cover future year equity awards to Organon's employees.

The complete text of the Amended and Restated 2021 ISP is set forth in Appendix B to this Proxy Statement. The summary of the Amended and Restated 2021 ISP set forth herein is qualified in its entirety by Appendix B.

Potential Dilution and Burn Rate

Our Board of Directors and Talent Committee are committed to using equity awards prudently. When considering the number of shares of common stock to add to the Amended and Restated 2021 ISP, the Talent Committee considered, among other things, the potential dilution to current shareholders as measured by burn rate and overhang.

Burn Rate. Our burn rate is equal to the total number of securities granted under the Original ISP during the applicable fiscal year divided by the weighted average number of securities outstanding during the year. As outlined in the table below, Organon's three-year average burn rate as of December 31, 2024 was approximately 2.43%.





Year	Options Granted	RSUs Granted	PSUs Granted[1]	Weighted Average Common Shares Outstanding	Burn Rate
2024	1,503,263	5,509,000	734,038	257,046,000	3.01%
2023	1,124,000	5,090,000	636,064	255,239,000	2.65%
2022	556,000	3,269,000	372,725	254,082,000	1.63%
Average Three-Year Burn Rate (2022-2024)					**2.43%**

(1)   Reflects PSUs granted at target for each year. The 2024 number differs from the reported number in Note 6 to the Audited Financial Statements included in our Form 10-K for the fiscal year ended December 31, 2024. The reported number represents only rTSR portion of 2024 PSU awards, as both Free Cash Flow and Constant Currency Revenue portions were excluded because the grant date criteria in ASC718 were not met as of December 31, 2024.

Share Overhang. We calculate overhang as the total shares available for grant, divided by the sum of the total shares outstanding, the number of equity awards outstanding and the total number of shares available for grant under our plan. As of April 1, 2025, we had 22,451,757 shares of common stock subject to outstanding equity awards and a total of 5,750,204 shares available for future equity awards under the Original Plan, resulting in a total share overhang of approximately 2.0%. If the Amended and Restated 2021 ISP is approved, the additional 7,800,000 shares would increase our overhang by 2.6% to approximately 4.6%.

Outstanding Awards and Available Shares

The following table provides additional information about the aggregate outstanding equity awards under the Organon & Co. 2021 Incentive Stock Plan without giving effect to the proposed amendment and restatement (unless otherwise stated). All information is as of April 14, 2025.

Number of shares subject to outstanding full value awards	13,033,761
Number of shares subject to outstanding options	9,417,996
Weighted average exercise price of outstanding options	$25.42
Weighted average remaining term of outstanding options	7.33 years
Number of shares subject to RSUs	10,665,586
Number of shares subject to PSUs (assuming target performance)	2,368,175
Shares remaining available for grant (prior to amendment)	5,750,204
Shares remaining available for grant (after giving effect to the Amended and Restated 2021 ISP)	13,550,204
Shares of common stock outstanding	259,956,063

As of April 14, 2025, the closing price of our common stock was $11.30 per share as reported on the New York Stock Exchange.

Description of the Amended and Restated 2021 ISP

Purpose. The purpose of the Amended and Restated 2021 ISP is to encourage employees of Organon, its subsidiaries, its affiliates and its joint ventures to acquire common stock in Organon, and to allow such individuals to have a greater personal financial interest in Organon through the ownership of, or the right to acquire, our common stock and to earn cash incentives based on the achievement of performance goals, which in turn will stimulate such individuals' efforts on the company's behalf and maintain and strengthen their desire to remain with the company.

Under the Amended and Restated 2021 ISP, Organon may grant different types of equity awards, including stock options, stock appreciation rights, restricted stock, performance awards, share awards, phantom stock awards (including restricted stock units), and cash-based awards. The grant, vesting, exercise and settlement of awards granted under the Amended and Restated 2021 ISP may be subject to the satisfaction of time- or performance-based conditions, as determined at or after the date of grant of an award under the Amended and Restated 2021 ISP.

Shares Available for Awards. The maximum aggregate number of shares of our common stock that may be issued under the Amended and Restated 2021 ISP will not exceed 42,800,000. The Amended and Restated 2021 ISP also limits the number of shares of common stock available for grant in the form of incentive stock options to 42,800,000.

Shares that are subject to awards that are settled in cash, terminate, expire, or are canceled or forfeited, or are tendered or withheld to satisfy the payment of any tax withholding obligations on an award other than a stock option or stock appreciation right, do not reduce the shares available for issuance under the Amended and Restated 2021 ISP and would not be counted for purposes of the limits above. However, from and after the Effective Date, the following will be counted against the above limits and will reduce the plan's share reserve: (1) shares tendered or withheld in payment of all or part of the exercise price of a stock option; (2) shares tendered or withheld by to satisfy all or part of the tax withholding obligation on a stock option or stock appreciation right; and (3) shares not issued upon exercise of all or a portion of a stock appreciation right that is settled in shares

In the event of any change in corporate structure that affects our outstanding common stock (e.g., a reorganization, recapitalization, reclassification, stock split or reverse stock split, stock dividend, extraordinary cash dividend, combination or exchange of shares, repurchase of shares, merger, consolidation, rights offering, spin off, split off, split up, change in corporate structure, or other similar event), our Talent Committee will make equitable adjustments including adjustments to the share limits described above, the number and type of shares subject to outstanding awards, and the purchase or exercise price of outstanding awards.

Eligibility. Only employees of Organon or its subsidiaries, affiliates and joint ventures are eligible to receive awards under the Amended and Restated 2021 ISP. As of April 1, 2025, a total of approximately 1,140 employees were eligible to be selected to participate in the Amended and Restated 2021 ISP.

Administration. Our Talent Committee or any designated subcommittee thereof has the authority to administer the Amended and Restated 2021 ISP, including the authority to select the persons who receive awards, determine the number of shares subject to the awards and establish the terms and conditions of the awards, consistent with the terms of the Amended and Restated 2021 ISP. Our Talent Committee may specify the circumstances under which the exercisability or vesting of awards may be accelerated or whether awards or amounts payable under awards may be deferred. Our Talent Committee may waive or amend the terms of an award, consistent with the terms of the Amended and Restated 2021 ISP, but unless approved by our shareholders, may not (a) lower the exercise price of a stock option or stock appreciation right, (b) cancel a stock option or stock appreciation right when the exercise price per share exceeds the fair market value of a share of common stock in exchange for cash or another award, or (c) take any other action with respect to a stock option or stock appreciation right that would be treated as a repricing under the rules and regulations of the New York Stock Exchange.

Our Talent Committee has the authority to construe and interpret the Amended and Restated 2021 ISP and establish rules for the administration of the Amended and Restated 2021 ISP and any agreement or instrument relating to the Amended and Restated 2021 ISP. Our Talent Committee may delegate its powers and duties under the Amended and Restated 2021 ISP to one or more officers of the company or one of its subsidiaries, except that only our Talent Committee has authority to grant and administer awards to executive officers.



Amendment; Termination. Our Board of Directors may discontinue the Amended and Restated 2021 ISP at any time and may from time to time amend or revise the terms of the Amended and Restated 2021 ISP as permitted by applicable statutes, except that it may not, without the consent of the participants affected, revoke or alter outstanding awards in a manner that is materially unfavorable to the award holders, nor may the Board of Directors amend the Amended and Restated 2021 ISP without shareholder approval where the absence of such approval would cause the Amended and Restated 2021 ISP to fail to comply with applicable law or listing standards to which we are subject. No incentive stock options may be granted under the Amended and Restated 2021 ISP following April 1, 2035.

Transfer Restrictions. The rights of a participant to any award granted under the Amended and Restated 2021 ISP are exercisable during the participant's lifetime only by the participant and generally are not transferable other than by will or the laws of descent and distribution. The Talent Committee may, however, permit other transferability, subject to any conditions and limitations that it imposes.

Clawback; Recoupment. Awards under the Amended and Restated 2021 ISP are subject to all clawback and recoupment policies adopted by the company from time to time, including, without limitation, the company's Compensation Recoupment Policy and the company's Dodd-Frank Policy on Recoupment of Incentive Compensation, as each may be amended.

Tax Consequences of Awards. The following is a brief summary of the principal United States federal income tax consequences of awards and transactions under the Amended and Restated 2021 ISP for the employees selected to participate in the Amended and Restated 2021 ISP (the "Participants") and Organon. This summary is not intended to be exhaustive and, among other things, does not describe local, state or foreign tax consequences.

- **Options and Stock Appreciation Rights**. A Participant will not recognize any income at the time a stock option or stock appreciation right is granted, nor will Organon be entitled to a deduction at that time. When a non-qualified stock option is exercised, the Participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares received as of the date of exercise over the exercise price of the option. When a stock appreciation right is exercised, the Participant will recognize ordinary income in an amount equal to the cash received or, if the stock appreciation right is settled in shares, the shares received as of the date of exercise. Organon generally will be entitled to a corresponding tax deduction in the same time period and amount as the Participant recognizes income. When an incentive stock option is exercised, the Participant will not recognize any income and Organon will not be entitled to any tax deduction; provided, however, that the amount equal to the excess of the fair market value of the shares received as of the date of exercise over the exercise price may be subject to taxation under the alternative minimum tax provisions of the Internal Revenue Code of 1986, as amended (the "Code"). When an incentive stock option is sold, the Participant will recognize ordinary income in an amount equal to the excess of the sales price over the price of the option on the date of grant and Organon will be entitled to a corresponding tax deduction.

- **Restricted Stock and RSUs**. A Participant will not recognize any income at the time of grant of a restricted stock unit or share of restricted stock (whether subject to time-based vesting or performance-based vesting), and Organon will not be entitled to a deduction at that time. The Participant will recognize ordinary income in an amount equal to the fair market value of the shares received or, if the restricted stock unit is paid in cash, the amount payable, upon settlement of a restricted stock unit. In the year in which shares of restricted stock are no longer subject to a substantial risk of forfeiture (i.e., in the year that the shares vest), the Participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of vesting over the amount, if any, the Participant paid for the shares. Under certain circumstances and if permitted by an individual award, a Participant may elect (within 30 days after being granted restricted stock) under Code Section 83(b) to recognize ordinary income in the year of receipt

instead of the year of vesting of such restricted stock. If such an election is made, the amount of income recognized by the Participant will be equal to the excess of the fair market value of the shares on the date of receipt over the amount, if any, the Participant paid for the shares. Organon generally will be entitled to a corresponding tax deduction in the same time period and amount as the Participant recognizes income.

- **Other Types of Awards**. If other awards are granted under the Amended and Restated 2021 ISP, the tax consequences may differ from those described above for stock options, stock appreciation rights, restricted stock and RSUs. As a general matter, Organon typically would be entitled to a tax deduction in respect of any such compensatory awards in the same time period and amount as the Participant recognizes income in respect of such awards, provided, however, that any compensation in excess of $1,000,000 earned by Organon's covered employees who are subject to Section 162(m) of the Code will not be deductible.
- **Withholding of Taxes**. Organon has the right to deduct from any payment under the Amended and Restated 2021 ISP, regardless of the form of such payment, the amount of all applicable income, excise and employment taxes required or permitted by law to be withheld with respect to such payment or may require Participants to pay to the company such tax prior to and as a condition of the making of such payment.

Plan Benefits.

Any future awards granted to employees under the Amended and Restated 2021 ISP are subject to the discretion of the Talent Committee or its authorized delegate, and therefore, are not determinable at this time. The "Grants of Plan-Based Awards" table below sets forth information with respect to prior awards granted to our current executive officers under the Original ISP during 2024.

In accordance with SEC rules, the table below sets forth awards previously granted under the Original ISP Plan as of December 31, 2024. Non-employee directors are not eligible to participate in the Amended and Restated ISP.

Name	Title	Options	RSUs & PSUs
Kevin Ali	Chief Executive Officer	599,128	438,829
Matthew Walsh	EVP and Chief Financial Officer	185,185	135,637
Juan Camilo Arjona Ferreira, M.D.	EVP and Head of R&D and Chief Medical Officer	108,932	79,786
Susanne Fiedler	Former EVP and Chief Commercial Officer	119,825	87,765
Joseph Morrissey	EVP and Head of Manufacturing and Supply	119,825	87,765
Executive Officer Group (Six Persons)*		370,368	345,740
Non-Executive Employee Group (approx. 1,220 Persons)		0	4,224,254

* Number of shares in the "Executive Officer Group" excludes the numbers of shares granted to Mr. Ali, Mr. Walsh, Dr. Arjona Ferreira, Ms. Fielder, and Mr. Morrissey.



THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE APPROVAL OF AN AMENDMENT AND RESTATEMENT OF THE ORGANON & CO. 2021 INCENTIVE STOCK PLAN.

Proposal 4 Ratification of the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2025

The Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of Organon's independent registered public accounting firm (the "independent auditors"). The Audit Committee has appointed PricewaterhouseCoopers LLP ("PwC") to serve as our independent auditors with respect to our operations for the year ending December 31, 2025, subject to ratification by shareholders. In taking this action, the Audit Committee carefully considered PwC's performance in that capacity for Organon since its retention in 2019, its independence with respect to the services to be performed, and its general reputation for adherence to professional auditing standards. The Audit Committee is responsible for the determination of the fees associated with the retention of PwC. The Audit Committee annually evaluates the performance of PwC, including the senior audit engagement team, and determines whether to re-engage the independent auditors.

The Audit Committee and the Board believe that the continued retention of PwC as our independent auditors is in the best interests of Organon and our shareholders. Because the members of the Audit Committee value shareholders' views on our independent auditors, even though ratification is not legally required, there will be presented at the annual meeting a proposal for the ratification of the appointment of PwC. If the appointment of PwC is not ratified, the matter of the appointment of independent auditors will be considered by the Audit Committee.

Representatives of PwC will be present during the annual meeting to make a statement if they desire to do so. They will also be available to answer appropriate questions from shareholders.

Fees for Services Provided by the Independent Registered Public Accounting Firm

The following table presents fees for professional audit and other services rendered by PwC, our independent auditors, for the years ended December 31, 2024 and 2023.

Type of Payment or Benefit	2024	2023
	($ in thousands)	
Audit Fees[1]	13,150	13,150
Audit-Related Fees[2]	710	1,048
Tax Fees[3]	1,203	816
All Other Fees[4]	29	3
Total Fees	15,092	15,017

(1) Fees for the audit of annual financial statements filed in the reports on Form 10-K, reviews of quarterly financial statements filed in the reports on Form 10-Q, and statutory audits.

(2) Fees for audit-related services primarily related to due diligence for mergers and acquisitions, accounting consultations, attestation services related to financial reporting that are not required by statute or regulation, other audit-related reviews, and agreed-upon procedures.

(3) Fees for tax services reported above included an insignificant amount for tax compliance services.

(4) Consists of fees not included in the Audit, Audit-Related or Tax categories, including fees for miscellaneous permissible products and services as reported above.

All fees described above were approved in advance by the Audit Committee specifically or pursuant to pre-approval procedures similar to those outlined below.

Pre-Approval Policy for Services of Independent Registered Public Accounting Firm

As part of its duties, the Audit Committee is required to pre-approve audit and non-audit services performed by the independent auditors to see that the provision of such services does not impair the auditors' independence. On an annual basis, the Audit Committee will review and provide pre-approval for certain types of non-audit services that may be provided by the independent auditors without obtaining specific pre-approval from the Audit Committee. If a type of service to be provided by the independent auditors has not received pre-approval during this annual process, it will require specific pre-approval by the Audit Committee. The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent auditors.



THE BOARD AND THE AUDIT COMMITTEE UNANIMOUSLY RECOMMEND THAT SHAREHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS ORGANON'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2025.

Audit Committee Report

The Audit Committee is made up entirely of independent directors. The members of the Audit Committee meet the independence and financial literacy requirements of the NYSE and additional heightened independence criteria applicable to members of the Audit Committee under the SEC and NYSE rules. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements and is available on our website at https://www.organon.com/about-organon/corporate-governance/.

During 2024, at each of its regularly scheduled meetings (which include meetings scheduled in conjunction with the regular Board meetings, as well as meetings to review the quarterly and annual financial statements filed with the SEC), the Audit Committee met as a group with senior members of Organon's financial management, the independent auditors, and internal auditors. In addition, the Audit Committee held separate private sessions as necessary with senior management, the independent auditors, and internal audit.

The Audit Committee has reviewed and discussed the annual audited financial statements with management. The Audit Committee also has received from the independent auditors the written disclosures and a letter required by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") regarding the independent auditors' communications with the Audit Committee concerning independence and has discussed with the independent auditors their independence. Both the independent auditors and the internal auditors had full access to the Audit Committee.

The Audit Committee met with the independent auditors to discuss their fees, as well as the scope and results of their audit work, including the adequacy of internal controls and the quality of financial reporting. The Audit Committee also discussed with the independent auditors their judgments regarding the quality and acceptability of Organon's accounting principles, the clarity of its disclosures, as well as other matters that are required to be discussed by the PCAOB and SEC. Based on the review and discussion referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in Organon's Annual Report on Form 10-K filed with the SEC.

Audit Committee

Shalini Sharp (*Chair*)
Alan Ezekowitz, M.D., Ph.D.
Deborah Leone
Cynthia M. Patton

The foregoing Audit Committee Report does not constitute soliciting material and shall not be deemed filed, incorporated by reference into or a part of any other filing by Organon (including any future filings) under the Securities Act or the Exchange Act, except to the extent Organon specifically incorporates such report by reference therein.

Additional information about the Audit Committee and its responsibilities may be found on page 15 of this proxy statement.

Proposal 5 Shareholder Proposal

The New York City Carpenters Pension Fund, whose address is 395 Hudson Street, 9th Floor, New York, NY 10014, is the beneficial owner of 14,030 shares of the Company's common stock and, has indicated it intends to bring the following proposal before the Annual Meeting.

Director Election Resignation Guideline Proposal:

Resolved: The shareholders of Organon & Co. ("Company") request that the Board adopt a new Director Election Resignation Guideline ("Resignation Guideline") provision to address those situations when one or more incumbent Board nominees fails to receive the required majority vote and thus fails to be re-elected. The Resignation Guideline shall provide that each director upon joining the Board tender an irrevocable, conditional resignation. This conditional resignation becomes effective in the event that the director fails to receive the required majority vote in an uncontested director election. The Resignation Guideline shall provide that an unelected director's tendered resignation will be effective no later than ninety days following the certification of the election vote, at which time he or she will leave the board.

Supporting Statement: Delaware corporate law states that each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. An incumbent director who fails to receive the required vote for election continues to serve as a "holdover" director. Delaware corporate law was amended in 2006 to provide for director resignations conditioned on an incumbent director's failure to be re-elected under the majority vote standard that was broadly adopted in the market. The law provided that the resignation could be conditional irrevocable and was designed to effectuate the majority vote election standard as incumbent directors in uncontested director elections could now be unelected but continue to serve as a "holdover" director.

The Company has in place a director resignation policy guideline that requires incumbent directors to tender their resignation upon the failure to receive the requisite majority vote to be re-elected in an annual election. Rather than providing for the resignation to be effective on a date certain following the vote certification, the bylaw sets a process and timeline for the Board's ESG Committee to recommend to the Board whether to accept or reject the tendered resignation. This process affords the Board the opportunity to override the shareholder vote. The proposed Resignation Guideline would establish a straightforward process for effectuating the election outcome determined by shareholders.

Shareholder voting rights to elect the corporate board of directors established under Delaware corporate law are foundational rights in the governance of corporations. The majority vote director election standard adopted by the Company gives shareholders voting rights that have legal effect. It is important that corporate director resignation guidelines and bylaws not undermine shareholder voting rights. The proposed Resignation Guideline establishes shareholder voting in director elections as a more consequential governance right.



Board of Directors' Statement in Opposition

Our Board recommends a vote AGAINST this shareholder proposal.

The Board has carefully considered this proposal and believes it is overly prescriptive and unnecessary in light of the Company's existing director resignation policy and other robust governance practices, both of which are consistent with widely accepted market best practices and promote Board accountability to our shareholders.

The Company already has a market-standard director resignation policy that balances accountability to shareholders with the Board's discharge of directors' fiduciary duties.

In accordance with good governance standards, the Company's directors are elected in uncontested elections by the affirmative vote of a majority of votes cast. In addition, the Company's Principles of Corporate Governance contain a director resignation policy that is consistent with the overwhelming majority of resignation policies at public companies. The policy is designed to address the fact that in order to promote corporate continuity, Delaware law provides that an incumbent director who is not re-elected continues in office until (among other things) their successor is elected and qualified or they resign or are otherwise removed. Thus, the policy states that any incumbent director who is not re-elected by a majority vote will tender his offer to resign in writing to the ESG Committee. The ESG Committee then would consider the resignation offer and recommend to the Board the action to be taken with respect to the resignation offer.

The recommendation of the ESG Committee may be, among other things, to: (i) accept the resignation offer; (ii) reject the resignation offer but address what the ESG Committee believes to be the underlying reasons for the failure of the incumbent director to be re-elected; or (iii) reject the resignation offer. If the ESG Committee recommends that the Board accept the tendered resignation offer, the ESG Committee will also recommend to the Board whether to fill the vacancy resulting from the resignation or to reduce the size of the Board. In considering a tendered resignation offer, the ESG Committee is authorized to consider all factors it deems relevant to the best interest of the Company, including: (a) what the ESG Committee believes to be the underlying reasons for the failure of the incumbent director to be re-elected, including whether these reasons relate to the incumbent director's performance as a director, whether these reasons relate to the Company or another company, and whether these reasons are curable and alternatives for effecting any cure; (b) the tenure and qualifications of the incumbent director; (c) the incumbent director's past and expected future contributions to the Company; (d) the other corporate governance policies and practices of the Board; and (e) the overall composition of the Board, including whether accepting the resignation offer would cause the Company to fail to meet any applicable requirements of the SEC, the NYSE or any other regulatory or self-regulatory requirements.

The Board must act on the ESG Committee's recommendation, after considering the ESG Committee's recommendation and any other information and factors the Board deems relevant, no later than 90 days from the certification of the shareholder vote. Following the Board's decision, the Company must promptly file a current report on Form 8-K or issue a press release describing the Board's decision and providing an explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation offer. This policy is regularly reviewed by the ESG Committee, and the Board continues to believe that it is in the best interests of shareholders.

As described below, the proposal seeks to remove the ESG Committee's and the Board's discretion set forth in the director resignation policy (and the vast majority of resignation policies at public companies) so that, in the event an incumbent director fails to receive majority support, the resignation offer becomes effective no matter the circumstances. This is in stark contrast to the Company's current policy, which thoughtfully balances accountability to shareholders with the ESG Committee's and the Board's discretion and authority to act in the Company's and our shareholders' best interests and in accordance with the directors' fiduciary duties, which, under Delaware law, our directors owe to the Company and its shareholders. Thus, the ESG Committee in making its recommendation to the Board, and the Board in deciding whether to accept a director's resignation offer, already must base their decisions on what they believe to be in the best interests of the Company and its shareholders.

The Company already has a majority voting standard, and has never had a director receive less than majority support.

Beginning with the 2025 Annual Meeting of Shareholders, the Board is no longer classified and each Director nominee must stand for election at each Annual Meeting going forward. Since 2022, no director up for election at each Annual Meeting has received less than 90% of the majority votes cast.

By making director resignations automatically effective, the shareholder proposal takes a rigid approach that could harm shareholder interests.

The proposal would force a director who fails to receive a majority of votes cast at the Company's annual meeting of shareholders *for whatever reason* to shortly thereafter (no later than 90 days after the certification of the voting results) leave the Board, even if the Board believes such action would be against the best interests of the Company and shareholders. Notably, mandating that, under such circumstances, a director must leave the Board shortly after the vote certification could result in the Company violating regulatory requirements or the Board missing critical director experience. For example, the NYSE listing rules require that the Audit Committee include at least three directors who satisfy heightened independence and financial literacy requirements and at least one director who has accounting or related financial management expertise. Thus, implementation of the proposal could harm shareholder interests if there was not another director serving on the Board who could satisfy the heightened NYSE independence and financial literacy requirements. While the Board could add a new director to the Board to fill that void, in some situations 90 days could be an unrealistic timeframe for the Board to engage in a robust and deliberative process for identifying, selecting and electing a new director to address the specific and immediate need.

There also may be other facts and circumstances to consider in deciding whether the director should leave the Board, such as the possibility of addressing the reasons that led to the director's failure to receive a majority of votes cast. The proposal provides no flexibility in that regard as it would make resignation offers effective no matter the circumstances. The Board believes it is important to be able to accept or reject any resignation offer after thoughtful deliberation and taking into account all factors and information the Board believes are appropriate and relevant, consistent with the Board's fiduciary duties under Delaware law.

The Company's strong corporate governance practices already promote Board responsiveness and accountability to shareholders.

The Company already has numerous corporate governance policies and procedures that enhance the Board's responsiveness and accountability to shareholders. For example:

- All directors annually stand for re-election by majority vote;

- The ESG Committee annually reviews the composition of the Board, including the qualifications, expertise and characteristics that are currently represented in individual directors and on the Board as a whole, with the goal of developing and maintaining a mix of skills, background, experience, tenure, and diversity on the Board that promote and support the Company's long-term strategy;

- We have a market proxy access provision in our Bylaws whereby shareholders who own 3% of Organon common stock for at least three years may nominate up to 20% of the members of our Board, subject to compliance with Bylaw provision;





- We have an overboarding policy that limits the number of public company boards on which directors may serve;

- The Board is diverse in terms of gender, ethnicity, experience, and skills;

- We have an active shareholder engagement program where throughout the year, our CEO, CFO, members of Investor Relations and the Corporate Secretary Office, as well as other subject-matter experts within Organon, engage with our shareholders to remain well-informed regarding their perspectives on current issues and to address any questions or concerns; and

- The Board maintains a robust annual evaluation process for itself and each of its committees and uses the results of the evaluation process to implement improvements in Board process and changes to Board and committee composition and structure.

In light of the Company's director resignation policy, the benefits of providing the Board the flexibility to act in shareholders' and the Company's best interests, and the Company's existing strong corporate governance practices that promote Board responsiveness and accountability to shareholders, the Board believes that the policy called for by this proposal is unnecessary.

 **THE BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL.**

Questions and Answers About the Annual Meeting and Voting

Organon & Co. 2025 Annual Meeting of Shareholders Details	
Date and Time:	Tuesday, June 10, 2025, at 9:00 a.m., Eastern Daylight Time
Location:	Via webcast at www.virtualshareholdermeeting.com/OGN2025
Record Date:	April 14, 2025

We hope you will fully participate as a shareholder and exercise your right to vote. It is very important that you vote to play a part in Organon's future. You do not need to attend the Annual Meeting webcast to vote your shares.

Please cast your vote right away on all of the following proposals to ensure that your shares are represented:

		More Information	Board's Recommendation	Votes Required for Approval	Effect of Abstentions	Effect of Broker Non-Votes (if any)
Proposal 1	Election of Directors Named Herein	Page 33	**FOR** each Nominee	Majority of votes cast	Do not count (no effect)	Do not count (no effect)
Proposal 2	Approval, on a Non-Binding Advisory Basis, of the Compensation of Organon's Named Executive Officers	Page 47	**FOR**	Majority of the shares present and entitled to vote	Count as vote "against"	Do not count (no effect)
Proposal 3	Approval of an Amendment and Restatement of the Organon & Co. 2021 Incentive Stock Plan	Page 88	**FOR**	Majority of the shares present and entitled to vote	Count as vote "against"	Do not count (no effect)
Proposal 4	Ratification of the Appointment of PricewaterhouseCoopers LLP as Organon's Independent Registered Public Accounting Firm for 2025	Page 93	**FOR**	Majority of the shares present and entitled to vote	Count as vote "against"	Not expected (no effect)
Proposal 5	Shareholder Proposal	Page 96	**AGAINST**	Majority of the shares present and entitled to vote	Count as vote "against"	Do not count (no effect)

Why did I receive this proxy statement?

The Board is soliciting your proxy to vote at the Annual Meeting because you were a shareholder of Organon at the close of business on April 14, 2025, the record date, and are entitled to vote at the Annual Meeting.

This proxy statement and the Annual Report, along with either a proxy card, a voting instruction form, or a Notice of Internet Availability of Proxy Materials, as applicable (collectively, the "Proxy Materials"), are being distributed to shareholders beginning on April 25, 2025. The proxy statement summarizes the information you need to know to vote at the Annual Meeting. You do not need to attend the Annual Meeting webcast to vote your shares.

What is the difference between holding shares as a shareholder of record and holding shares as a beneficial owner?

If your shares are registered directly in your name with Organon's transfer agent, Equiniti Shareowner Services, you are considered the shareholder of record for those shares. The Proxy Materials and proxy card have been sent directly to you by Organon.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares. The Proxy Materials have been forwarded to you by your broker, bank, or nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank, or nominee how to vote your shares by using the voting instruction form that the institution provides to you. You may also vote your shares via telephone or the Internet by following the specific instructions the institution provides to you for that purpose.

What happens if I do not give specific voting instructions?

If you are a shareholder of record and you properly submit a signed proxy card or submit your proxy by telephone or the Internet, but do not specify how you want to vote your shares on a particular proposal, then the named proxy holders will vote your shares in accordance with the recommendations of the Board on all matters presented in this proxy statement.

In accordance with applicable stock exchange rules, if you hold your shares through a brokerage account and you fail to provide voting instructions to your broker, your broker may generally vote your uninstructed shares of our common stock in its discretion on routine matters at a shareholder meeting. However, a broker cannot vote shares of our common stock held in street name on non-routine matters unless the broker receives voting instructions from the shareholder. Generally, if a broker exercises this discretion on routine matters at a shareholder meeting, a shareholder's shares will be voted on the routine matter in the manner directed by the broker but will constitute a "broker non-vote" on all of the non-routine matters to be presented at the shareholder meeting.

Voting your shares will help to ensure that your interests are represented at the meeting. If you hold your shares in street name through a brokerage account and do not submit voting instructions to your broker, your broker may be able to exercise its discretion to vote your shares on some but not all matters, and it will result in a broker non-vote for the matters on which the broker cannot and does not vote. Broker non-votes will be considered present for quorum purposes. Effect of broker non-votes on the Proposals is summarized in the chart above.

What constitutes a quorum?

As of the record date, April 14, 2025, 259,956,063 shares of Organon common stock were issued and outstanding. Each share of common stock is entitled to one vote per share. A majority of the outstanding shares present at the Annual Meeting or represented by proxy constitutes a quorum for the transaction of business at the Annual Meeting. If you submit a properly executed proxy, then you will be considered part of the quorum.

How do I attend the Annual Meeting?

To increase shareholder accessibility, be fiscally and environmentally responsible, and support the health and well-being of our employees and shareholders, the Annual Meeting will be conducted exclusively online without an option for physical attendance.

All shareholders as of the record date, April 14, 2025, may attend the Annual Meeting via webcast, vote their shares, and ask questions through an online meeting platform. To participate in the Annual Meeting, you should visit www.virtualshareholdermeeting.com/OGN2025 and enter the 16-digit control number included on your proxy card, voting instruction form (if voting instruction form includes the control number), or Notice of Internet Availability of Proxy Materials. Otherwise, shareholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least 5 days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting. Access to the meeting platform will begin at 8:45 a.m. (Eastern Daylight Time).

Guests may also access the Annual Meeting but may do so solely in listen-only mode. No control number is required for guests.

Why is the Annual Meeting a virtual, online meeting?

We are pleased to host the meeting using a virtual format, which we believe will facilitate shareholder attendance and participation at our Annual Meeting by enabling shareholders to safely and fully participate from any location around the world, without the cost of travel. We designed the virtual Annual Meeting to provide the same rights and opportunities to participate as shareholders have at an in-person meeting, including the right to vote and ask questions through the virtual meeting platform. For example, we have allotted time on the agenda to respond to questions submitted to shareholders. For additional information, see "How do I ask questions or participate in the Annual Meeting?" below.

How do I ask questions or participate in the Annual Meeting?

You will have multiple opportunities to submit questions for the Annual Meeting:

- Shareholders may submit appropriate questions **in advance of the meeting** by visiting www.proxyvote.com, entering their 16-digit control number, and selecting the "Submit a Question" option. We encourage you to submit questions in advance of the meeting to help facilitate thoughtful responses from management and the Board.

- Shareholders may submit appropriate questions in real-time **during the meeting** by entering a question in the "Enter a Question" field and clicking the "Submit" on the Ask a Question section of the website www.virtualshareholdermeeting.com/OGN2025.

We will endeavor to answer as many questions submitted by shareholders as time permits. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters or company business. If we receive substantially related questions, we may group such questions together and provide a single response to avoid repetition.

If we are unable to respond during the meeting, we may also respond directly to a particular shareholder using the contact information provided. Questions regarding topics that are not pertinent to meeting matters or company business will not be answered.

Whether or not you plan to attend the Annual Meeting, we urge you to vote and submit your proxy in advance by one of the advance voting methods described in "*How do I vote?*" below.

Guests without a 16-digit control number may attend the meeting in listen-only mode but will not have the option to vote their shares, ask questions or otherwise participate in the Annual Meeting.

If you encounter any technical difficulties with the meeting platform on the date of the Annual Meeting, technical support will be available during this time and will remain available until the virtual Annual Meeting has ended. See "*How do I access technical support at the Annual Meeting?*" below.





How do I vote?

If you are a shareholder of record, you may vote using any of the following methods:

- **Proxy card**. If you received paper copies of the Proxy Materials, complete, sign, and date the card and return it in the prepaid envelope.

- **Via the Internet**. You may vote online at www.proxyvote.com. You will need the 16-digit control number on the proxy card or the Notice of Internet Availability of Proxy Materials. The Internet voting will close at 11:59 p.m. Eastern Daylight Time on June 9, 2025.

- **By telephone**. You may vote by calling 1-800-690-6903 (toll free). The telephone voting facilities will close at 11:59 p.m. Eastern Daylight Time on June 9, 2025.

- **By QR code**. You may vote by scanning the QR code in the Notice of Annual Meeting with your mobile device (may require free app).

- **During the Annual Meeting**. All shareholders may vote during the Annual Meeting. Please see "How do I attend the Annual Meeting?" on page 101.

If you are a beneficial owner of shares, you may vote by following the voting instructions provided by your broker, bank, or nominee. You may also vote during the Annual Meeting.

How do I access technical support at the Annual Meeting?

Online access to the virtual meeting webcast will be open prior to the start of the Annual Meeting to allow you to log in. The virtual meeting platform is fully supported across browsers (MS Edge, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most up-to-date version of applicable software and plug-ins. Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting.

Beginning 15 minutes prior to the start of and during the virtual annual meeting, we will have a support team ready to assist shareholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page.

What can I do if I change my mind after I vote my shares?

If you are a shareholder of record, you may revoke your proxy at any time before it is voted at the Annual Meeting by:

- sending written notice of revocation to the Corporate Secretary of Organon at the company's headquarters located at 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302;

- submitting a revised proxy by telephone, Internet, or paper ballot after the date of the revoked proxy; or

- attending the Annual Meeting and voting.

If you are a beneficial owner of shares, you may submit new voting instructions by contacting your broker, bank, or nominee. You may also vote during the Annual Meeting.

Will my votes be confidential?

Yes. Only the personal information necessary to enable proxy execution, such as control number or shareholder signature, is collected on the paper or online proxy cards.

All shareholder proxies and ballots that identify individual shareholders are kept confidential and are not disclosed except as required by law.

Who will count the vote?

Representatives of Broadridge Financial Services, Inc. will tabulate the votes and act as inspectors of election.

What if I return my proxy card but do not provide voting instructions?

If you are a shareholder of record and you return your signed proxy card but do not indicate your voting preferences, the individuals named in the proxy card will vote on your behalf as follows:

- **FOR** the election of each of the director nominees;

- **FOR** the approval of the compensation of our named executive officers (Say-on-Pay);

- **FOR** the approval of an amendment and restatement of the Organon & Co. 2021 Incentive Stock Plan;

- **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2025; and

- **AGAINST** the shareholder proposal.

What is "householding" and how does it affect me?

Organon has adopted the process called "householding" for mailing the Proxy Materials and Notice of Internet Availability of Proxy Materials in order to reduce printing costs and postage fees. Householding means that shareholders who share the same last name and address will receive only one copy of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, unless we receive contrary instructions from any shareholder at that address. If you received paper copies of the Proxy Materials, Organon will continue to mail a proxy card to each shareholder of record.

Can I access the Proxy Materials on the Internet instead of receiving paper copies?

The Proxy Materials are available on Organon's website at www.organon.com/investor-relations/sec-filings. If you are a shareholder of record, you may choose to stop receiving paper copies of Proxy Materials in the mail by following the instructions given while you vote by telephone or through the Internet. If you choose to access future Proxy Materials on the Internet, you will receive an email message next year that will provide a link to those documents. Your choice will remain in effect until you advise us otherwise.

If you are a beneficial owner, please refer to the information provided by your broker, bank or nominee for instructions on how to elect to access future Proxy Materials electronically. Most beneficial owners who elect electronic access will receive an email message next year containing the URL for access to the Proxy Materials.



If you prefer to receive multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, at the same address for the Annual Meeting or for future annual meetings, additional copies will be provided promptly upon written or oral request. If you are a shareholder of record, you may contact us by writing to EQ Shareowner Services, P.O. Box 64856, St. Paul, Minnesota 55164-0856 or calling 1-833-914-2115. The request should include your account number. Eligible shareholders of record receiving multiple copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, can request householding by contacting Organon in the same manner.

If you are a beneficial owner, you can request additional copies of the Proxy Materials or Notice of Internet Availability of Proxy Materials, as applicable, or you can request householding by notifying your broker, bank or nominee.

Where can I find the results of the Annual Meeting?

We intend to disclose the final voting results on Form 8-K within four business days of the Annual Meeting. The Form 8-K will be available on our website at www.organon.com/investor-relations/sec-filings.

Where can I find Organon's Annual Report?

Our Annual Report is available on our website at www.organon.com/investor-relations/sec-filings.

For shareholders receiving a Notice of Internet Availability, such Notice of Internet Availability will contain instructions on how to request a printed copy of our Annual Report. For shareholders receiving a printed copy of this proxy statement, a copy of our Annual Report has also been provided to you.

In addition, we will provide without charge a copy of our Annual Report on Form 10-K, including financial statements and schedules, upon the written request of any shareholder to the Office of Corporate Secretary, Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302.

How much did this proxy solicitation cost?

Organon retained Sodali & Co (formerly Morrow Sodali LLC) to assist in the distribution of the Proxy Materials and solicitation of votes for $15,000, plus reasonable out-of-pocket expenses. Employees, officers, and directors of Organon also may solicit proxies by telephone or in-person meetings. We will pay the solicitation costs and reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to shareholders.

Who can help answer my questions?

If you have questions, you may write or call Organon's proxy solicitor:

> **Sodali & Co**
> **333 Ludlow Street, 5th Floor, South Tower**
> **Stamford, CT 06902**
> **Telephone: 800-662-5200**
> **Email: OGN.info@investor.sodali.com**

Shareholder Proposals and Director Nominations for the 2026 Annual Meeting of Shareholders

Deadline for receipt of shareholder proposals for inclusion in the proxy materials for the 2026 annual meeting of shareholders

In order to be considered for inclusion in next year's proxy statement in accordance with SEC Rule 14a-8, shareholder proposals must be submitted in writing to the address shown below and received by the close of business, Eastern Standard Time, on December 26, 2025. If we change the date of the 2026 annual meeting of shareholders by more than 30 days from the anniversary of this year's meeting, shareholder proposals must be received a reasonable time before we begin to print and mail our proxy materials for the 2026 annual meeting of shareholders. Proposals must comply with the requirements of SEC Rule 14a-8.

Director nominees for inclusion in the proxy materials for the 2026 annual meeting of shareholders (proxy access)

Our Amended and Restated Bylaws include provisions permitting, subject to certain terms and conditions, shareholders owning at least 3% of the outstanding shares of Organon common stock for at least three consecutive years to use our annual meeting proxy statement to nominate a number of director candidates not to exceed 20% of the number of directors in office, subject to reduction in certain circumstances. In order for an eligible shareholder or group of shareholders to nominate director nominees for election at our 2026 annual meeting of shareholders pursuant to the proxy access provision of our Amended and Restated Bylaws, the shareholder must submit notice of such nomination and other required information in writing not earlier than the close of business on November 26, 2025 nor later than the close of business on December 26, 2025. If, however, the 2026 annual meeting is held more than 30 days before or after the anniversary of the 2025 annual meeting, the shareholder must submit any such notice and other required information not earlier than the close of business on the 150th day and not later than the close of business on the 120th day prior to the 2026 annual meeting or 10 days following the date on which the date of the 2026 annual meeting is first publicly announced. The nomination and supporting materials must also comply with the requirements set forth in Article II, Section 2.11 of our Amended and Restated Bylaws.

Shareholder proposals, director nominations, and other business to be brought before the 2026 annual meeting of shareholders

Any shareholder who wishes to present proposals, director nominations, or other business for consideration at the 2026 annual meeting of shareholders but does not intend to have such proposals or nominations included in Organon's Proxy Materials must submit the proposal or nomination in writing to the address shown below so that it is received between January 11, 2026 and February 10, 2026. However, in the event that the date of the 2026 annual meeting of shareholders is more than 30 days earlier or later than the anniversary date of this year's annual meeting, such notice must be so received not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which a public announcement of the date of the 2026 annual meeting of shareholders is first made. Written notice of proposals, director nominations or other business for consideration must contain the information specified in Article II, Sections 2.9 and 2.10 of our Amended and Restated Bylaws (which also include information required under Rule 14a-19 under the Exchange Act). Our Amended and Restated Bylaws are available at www.organon.com/about-organon/corporate-governance/ or upon request to the Office of Corporate Secretary.

ADDRESS TO CONTACT ORGANON

Any notice required to be sent to Organon as described above should be emailed to secretaryoffice@organon.com or mailed to the Office of Corporate Secretary, Organon & Co., 30 Hudson Street, Floor 33, Jersey City, New Jersey 07302 U.S.A.



Other Matters



The Board does not intend to bring any other business before the Annual Meeting, and so far as is known to the Board, no matters are to be brought before the Annual Meeting except as specified in the notice of the meeting. As to any other business that may properly come before the Annual Meeting or any postponement or adjournment thereof, the proxyholders named in the proxies solicited by the Board will have the authority to vote all proxies received with respect to such matters in their discretion, and it is their intention to vote such proxies in accordance with the recommendation of the Board.

Organon & Co.
April 25, 2025

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Appendix A



Non-GAAP Financial Measures

This proxy contains "non-GAAP financial measures," which are financial measures that either exclude or include amounts that are not excluded or included in the most directly comparable measures calculated and presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Specifically, the company makes use of the non-GAAP financial measures Adjusted EBITDA, Adjusted Net Income, and Adjusted diluted EPS, which are not recognized terms under GAAP and are presented only as a supplement to the company's GAAP financial statements. This proxy also provides certain measures that exclude the impact of foreign exchange. We calculate foreign exchange by converting our current-period local currency financial results using the prior period average currency rates and comparing these adjusted amounts to our current-period results. The company believes that these non-GAAP financial measures help to enhance an understanding of the company's financial performance. However, the presentation of these measures has limitations as an analytical tool and should not be considered in isolation, or as a substitute for the company's results as reported under GAAP. Because not all companies use identical calculations, the presentations of these non-GAAP measures may not be comparable to other similarly titled measures of other companies.

The company uses non-GAAP financial measures in its operational and financial decision making, and believes that it is useful to exclude certain items in order to focus on what it regards to be a more meaningful representation of the underlying operating performance of the business.

Revenues

($ in millions)	Year Ended December 31, 2024	2023	% Change	% Change Excluding Foreign Exchange
Women's Health	$ 1,777	$ 1,702	4%	5%
Biosimilars	662	593	12%	12%
Established Brands	3,849	3,847	-	2%
Other	115	121	(6)%	(6)%
Revenue	**$6,403**	**$6,263**	**2%**	**3%**

Adjusted Revenue for AIP

($ in millions)	Year Ended December 31, 2024
Revenue	**$ 6,403**
Effect of foreign exchange rates (1)	106
Business development transactions(2)	(12)
Adjusted Revenue for AIP	**$ 6,497**

(1) Represents the impact of currency exchange rates versus currency exchange rates budgeted in the annual operating plan.
(2) Represents business development revenue that was not included as part of the 2024 budget.



Reconciliation of GAAP Net Income to Adjusted EBITDA

($ in millions)	Year Ended December 31, 2024[1]
Net income	$ 864
Depreciation	126
Amortization	145
Interest expense	520
Income tax benefit	(57)
EBITDA	**$ 1,598**
Restructuring costs	31
Spin-related costs	121
Manufacturing network related	54
Acquisition related costs	35
Change in fair value of contingent consideration	11
Other costs	3
Stock-based compensation	105
Adjusted EBITDA	**$ 1,958**
Effect of foreign exchange rates [2]	44
Business development transactions[3]	25
Acquired in-process research and development and milestones	81
Adjusted EBITDA for AIP	**$ 2,109**

(1) Figures rounded to the nearest whole number.
(2) Represents the impact of currency exchange rates versus currency exchange rates budgeted in the annual operating plan.
(3) Represents business development impact to EBITDA that was not included as part of the 2024 budget.

Reconciliation of GAAP Reported to Non-GAAP Adjusted Metrics

($ in millions)	Year Ended December 31, 2024
GAAP Gross Profit	**$ 3,715**
Adjusted for:	
Spin-related costs	6
Manufacturing network costs	54
Stock-based compensation	17
Amortization	145
Acquisition-related costs	7
Adjusted Non-GAAP Gross Profit	**$ 3,944**

($ in millions)	Year Ended December 31, 2024
GAAP Selling, general and administrative expenses	**$1,760**
Adjusted for:	
Spin-related costs	(88)
Stock-based compensation	(70)
Acquisition-related costs	(28)
Other	(3)
Adjusted Non-GAAP Selling, general and administrative expenses	**$1,571**

($ in millions)	Year Ended December 31, 2024
GAAP Research and development expenses	**$469**
Adjusted for:	
Spin-related costs	(11)
Stock-based compensation	(18)
Adjusted Non-GAAP Research and development expenses	**$440**

ORGANON
Here for her health

A-3

($ in millions)	Year Ended December 31, 2024
GAAP Reported Net Income	**$864**
Adjusted for:	
Cost of sales adjustment	229
Selling, general and administrative adjustments	189
Research and development adjustments	29
Restructuring	31
Change in fair value of contingent considerations	11
Other expense, net	16
Tax-impact on adjustments above	(304)
Non-GAAP Adjusted Net Income	**$1,065**

($ in millions except per share amounts)	Year Ended December 31, 2024
GAAP Diluted Earnings per Share	**$3.33**
Total impact of Non-GAAP adjustments	0.78
Non-GAAP Diluted Earnings per Share	**$4.11**

Appendix B



ORGANON & CO.
2021 INCENTIVE STOCK PLAN
(Originally Effective May 28, 2021
As Amended and Restated Effective June 10, 2025)

1.   PURPOSE

The Plan is established to encourage employees of the Company, its subsidiaries, its affiliates and its joint ventures to acquire common stock in the Company. The Plan shall be available to provide Incentives, including cash incentives, to Eligible Employees of the Company, its subsidiaries, its affiliates and its joint ventures, as provided under the terms of the Plan. It is believed that the Plan will serve the interests of the Company and its stockholders because it allows service providers to have a greater personal financial interest in the Company through ownership of, or the right to acquire the Company's Common Stock and to earn cash incentives based on the achievement of performance goals, which in turn will stimulate such individuals' efforts on the Company's behalf and maintain and strengthen their desire to remain with the Company. It is believed that the Plan also will assist in the recruitment and retention of service providers of the Company, its subsidiaries, its affiliates and its joint ventures.

2.   DEFINITIONS

"Award Period" has the meaning set forth in Section 10(a).

"Board of Directors" means the Board of Directors of the Company.

"Change in Control" means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(a)   any Person becomes the owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company's then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Person that acquires the Company's securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of ownership held by any Person (the "**Subject Person**") exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities owned by the Subject Person over the designated percentage threshold, then a Change in Control will be deemed to occur;

(b)   there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not own, directly or indirectly, either (A) outstanding voting securities representing 50% or more of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) 50% or more of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(c)   there is consummated a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its subsidiaries to an entity, more than 50% of the combined voting power of the voting securities of which are owned by stockholders of the Company in substantially the same proportions as their ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(d)   within any period of 24 consecutive months, persons who were Directors immediately prior to such 24-month period, together with persons who were first elected as Directors (other than as a result of any settlement of a proxy or consent solicitation contest or any action taken to avoid such a contest) during such 24-month period by or upon the recommendation of persons who were Directors immediately prior to such 24-month period and who constituted a majority of the Board of Directors at the time of such election, cease to constitute a majority of the Board of Directors.

Notwithstanding the foregoing definition or any other provision of this Plan, (A) the term Change in Control will not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, and (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any affiliate and the Eligible Employee will supersede the foregoing definition with respect to Incentives subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition will apply.

If required for compliance with Section 409A of the Code, in no event will a Change in Control be deemed to have occurred if such transaction is not also a "change in the ownership or effective control of" the Company or "a change in the ownership of a substantial portion of the assets of" the Company as determined under U.S. Treasury Regulation Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder). The Board of Directors may, in its sole discretion and without an Eligible Employee's consent, amend the definition of "Change in Control" to conform to the definition of "Change in Control" under Section 409A of the Code, and the regulations thereunder.

"Code" means the Internal Revenue Code of 1986, as amended.

"Committee" means the Talent Committee of the Board of Directors of the Company or subcommittee thereof, or such other successor committee of the Board of Directors.

"Common Stock" means the common stock, $0.01 par value per share, of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

"Company" means Organon & Co., a Delaware corporation.

"Director" means a member of the Board of Directors.

"Eligible Employees" shall have the meaning set forth in Section 4(a).

"Employee" means a person employed on a regular full-time or part-time basis by the Company, or its subsidiaries, its affiliates or its joint ventures, including officers, whether or not directors of the Company, and employees of a joint venture partner or affiliate of the Company who provide services to the joint venture with such partner or affiliate. The term "Employee" shall not include any of the following: a person who is an independent contractor, or agrees or has agreed that he/she is an independent contractor of the Company; a person who has any agreement or understanding with the Company, or any of its affiliates or joint venture partners that he/she is not an employee or an Eligible Employee, even if he/she previously had been an employee or Eligible Employee; or a person who is employed by a temporary or other employment agency, regardless of the amount of control, supervision or training provided by the Company or its affiliates; a "leased employee" as defined under Section 414(n) of the Code, in each case, even if a court, agency or other authority rules that he/she is a common-law employee of the Company or its affiliates.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Fair Market Value" means as of any date, unless otherwise determined by the Committee the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price for the Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 409A-1(b)(5)(iv)(B) as the Committee deems appropriate.

"Incentive Stock Option" or **"ISO"** means a stock option intended to satisfy the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

"Incentive" means a grant of Stock Options, Stock Appreciation Rights, Restricted Stock Grants, Performance Awards, Share Awards, Phantom Stock Awards, and cash or any or all of them.

"Nonqualified Option" means a stock option that is not an Incentive Stock Option.

"Performance Shares" means an award denominated in shares granted to an Eligible Employee under Section 10.

"Performance Awards" means Performance Units or Performance Shares or either or both of them.

"Performance Goals" has the meaning set forth in Section 10(a).

"Performance Units" means an award denominated in shares of Common Stock or cash granted to an Eligible Employee under Section 10.

"Person" means any individual, corporation, partnership, association, limited liability company, joint-stock company, trust or unincorporated organization.

"Phantom Stock Award" means an award of phantom shares of Common Stock granted to an Eligible Employee under Section 12.

"Plan" means this Organon & Co. 2021 Incentive Stock Plan, as amended from time to time.

"Restricted Period" has the meaning set forth in Section 11.

"Restricted Stock" means shares of Common Stock issued or transferred to an Eligible Employee under Section 11.

"Restricted Stock Grants" has the meaning set forth in Section 11.

"Restricted Stock Units" means a right granted to an Eligible Employee under Section 11 representing a number of phantom shares of Common Stock.

"Section 16 Officer" means an individual who serves as an "officer" of the Company as such term is defined in Rule 16(a)-1(f) of the Exchange Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Share Award" means an award of actual shares of Common Stock granted to an Eligible Employee under Section 12.

"Spread" shall have the meaning set forth in Section 9(b).

"Stand Alone SAR" means a Stock Appreciation Right granted without an underlying Stock Option as provided in Section 9.

"Stock Appreciation Right" means a right to receive the appreciation in the Fair Market Value of shares of Common Stock, as provided in Section 9.

"Stock Option" means a Nonqualified Option or an Incentive Stock Option, or either or both of them.



"Substitute Incentive" means an Incentive granted in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company acquired by the Company or any subsidiary or affiliate with which the Company or any subsidiary or affiliate combines.

"Successor Corporation" shall have the meaning set forth in Section 25.

"Tandem SAR" means a Stock Appreciation Right granted with respect to an underlying Stock Option as provided in Section 9.

"Ten Percent Stockholder" means a person who owns (or is deemed to own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any "parent" or "subsidiary" of the Company, as such terms are defined in Rule 405 of the Securities Act.

3.   ADMINISTRATION

The Plan shall be administered by the Committee or any designated subcommittee thereof (and references in this Plan to the Committee shall be to such subcommittee, acting in accordance with their governing documents). A Director may serve on the Committee only if he or she is a "Non-Employee Director" of the Company for purposes of Rule 16b-3 under the Exchange Act. The Committee shall be responsible for the administration of the Plan including, without limitation, determining which Eligible Employees receive Incentives, the types of Incentives they receive under the Plan, the number of shares covered by Incentives granted under the Plan, and the other terms and conditions of such Incentives. Determinations by the Committee under the Plan including, without limitation, determinations of the Eligible Employees, the form, amount and timing of Incentives, the terms and provisions of Incentives and the writings evidencing Incentives, need not be uniform and may be made selectively among Eligible Employees who receive, or are eligible to receive, Incentives hereunder, whether or not such Eligible Employees are similarly situated.

The Committee shall have the responsibility of construing and interpreting the Plan and any instrument or agreement relating to the Plan, including but not limited to, the right to correct any defect or supply any omission, construe disputed or doubtful provisions, reconcile any inconsistency in the Plan or in any related instrument or agreement, and of establishing, amending, rescinding and construing such rules and regulations as it may deem necessary or desirable for the proper administration of the Plan, related instrument or agreement. Any decision or action taken or to be taken by the Committee, arising out of or in connection with the construction, administration, interpretation and effect of the Plan, related instrument or agreement, and the Plan's rules and regulations, shall, to the maximum extent permitted by applicable law, be within its absolute discretion (except as otherwise specifically provided herein) and shall be final, binding and conclusive upon the Company, all Eligible Employees and any person claiming under or through any Eligible Employee.

The Committee, as permitted by applicable state law, may delegate to one or more officers of the Company any or all of its power and authority hereunder, including the authority to do one or both of the following: (i) designate Eligible Employees who are not Section 16 Officers or Directors to receive Incentives and the terms of such Incentives; and (ii) determine the number of shares of Common Stock, if any, subject to such Incentives; *provided*, *however*, that the Committee resolutions regarding such delegation will specify the total number of shares of Common Stock that may be subject to the Incentives granted by such delegate and such delegate may not grant any Incentive to himself or herself; *and provided further,* that such officer of the Company may further delegate such authority in accordance with the Company's policy on delegation of authority.

For the purpose of this section and all subsequent sections, the Plan shall be deemed to include this Plan and any comparable sub-plans established by subsidiaries which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

4.   ELIGIBILITY

(a)   **Employees.** Employees shall be eligible to participate in the Plan if designated by the Committee ("**Eligible Employees**").

(b) **No Right To Continued Employment.** Nothing in the Plan shall interfere with or limit in any way the right of the Company, its subsidiaries, its affiliates or its joint ventures to terminate the employment of any person at any time, nor confer upon any person the right to continue in the employ of the Company, its subsidiaries, its affiliates or its joint ventures. No Eligible Employee shall have a right to receive an Incentive or any other benefit under this Plan or having been granted an Incentive or other benefit, to receive any additional Incentive or other benefit. Neither the award of an Incentive nor any benefits arising under such Incentives shall constitute an employment contract with the Company, its subsidiaries, its affiliates or its joint ventures, and accordingly, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Company without giving rise to liability on the part of the Company, its subsidiaries, its affiliates or its joint ventures for severance. Except as may be otherwise specifically stated in any other employee benefit plan, policy or program, neither any Incentive under this Plan nor any amount realized from any such Incentive shall be treated as compensation for any purposes of calculating an employee's benefit under any such plan, policy or program.

5.   **TERM OF THE PLAN**

This Plan was originally approved by the Board of Directors and the sole stockholder of the Company effective on May 28, 2021, and the amendment and restatement of this Plan was approved by the Board of Directors on April 15, 2025 (the "**Board Approval Date**") and the Company's stockholders on June 10, 2025 (the "**Effective Date**"). No Incentive that is an Incentive Stock Option shall be granted under the Plan following the tenth anniversary of the Board Approval Date (or such earlier date that the Plan may be terminated by the Board of Directors), but the term and exercise of Incentives granted theretofore may extend beyond such expiration date.

6.   **INCENTIVES**

Incentives under the Plan may be granted in any one or a combination of (a) Incentive Stock Options, (b) Nonqualified Options, (c) Stock Appreciation Rights, (d) Restricted Stock Grants, (e) Performance Awards, (f) Share Awards, (g) Phantom Stock Awards, and (h) cash. All Incentives shall be subject to the terms and conditions set forth herein and to such other terms and conditions as may be established by the Committee. Notwithstanding anything to the contrary, any Incentives granted to an individual who is not an Eligible Employee or otherwise in error shall be void *ab initio*.

7.   **SHARES AVAILABLE FOR INCENTIVES**

(a)   **Shares Available.** Subject to adjustment as described in subsection (b), the maximum number of shares of Common Stock that may be issued under the Plan is 42,800,000 (the "**Share Reserve**"). No more than an aggregate of 42,800,000 shares may be issued as Incentive Stock Options during the term of the Plan. For the avoidance of doubt, any stock options, performance share units or restricted share units of Merck & Co., Inc. ("**Merck**") converted into Company Incentives in connection with the separation of the Company's business from Merck in accordance with the terms and conditions of that certain Employee Matters Agreement dated as of June 2, 2021 by and between Merck and the Company shall count against the Share Reserve.



i.   Shares of Common Stock tendered or withheld by the Company to satisfy all or part of the tax withholding obligation on an Incentive other than a Stock Option or Stock Appreciation Right upon the vesting or settlement thereof shall not reduce the Share Reserve and shall remain available for issuance under the Plan. However, from and after the Effective Date, The following shares of Common Stock shall be counted against and shall reduce the Share Reserve: (1) shares tendered or withheld by the Company in payment of all or part of the exercise price of a Stock Option; (2) shares tendered or withheld by the Company to satisfy all or part of the tax withholding obligation on a Stock Option or Stock Appreciation Right upon the vesting or exercise thereof; and (3) shares not issued upon exercise of all or a portion of a Stock Appreciation Right that is settled in shares. Shares under this Plan may be delivered by the Company from its authorized but unissued shares of Common Stock or from issued and reacquired Common Stock held as treasury stock, or both. In no event shall fractional shares of Common Stock be issued under the Plan. For purposes of determining the number of shares of Common Stock remaining available for issuance under the Plan, only Incentives payable in shares of Common Stock shall be counted.

ii. In the event that a company acquired by the Company or any subsidiary or affiliate or with which the Company or any subsidiary or affiliate combined has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for issuance pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Incentives and shall not be counted as issued for purposes of determining the number of shares remaining available for issuance under the first sentence of this paragraph (a); provided that such Incentives shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employees or directors of the Company or any subsidiary or affiliate prior to such acquisition or combination.

iii. The following shares of Common Stock relating to Incentives are not counted as issued for purposes of determining the number of shares remaining available for issuance under the Plan:

1. Shares of Common Stock subject to an Incentive that is settled in cash in lieu of shares;

2. Shares of Common Stock subject to an Incentive that expires, is forfeited, cancelled or terminates for any reason without issuance of shares;

3. Shares of Common Stock subject to a Substitute Incentive; and

4. Shares of Restricted Stock that are forfeited and returned to the Company upon a participant's termination of employment.

(b)   **Adjustment of Shares.** In the event of a reorganization, recapitalization, reclassification, stock split or reverse stock split, stock dividend, extraordinary cash dividend, combination or exchange of shares, repurchase of shares, merger, consolidation, rights offering, spin off, split off, split up, change in corporate structure, or other event identified by the Committee, the Committee shall make such equitable adjustments, in a manner it may deem appropriate, in (i) the number and kind of shares authorized for issuance under the Plan, (ii) the number and kind of shares subject to outstanding Incentives, (iii) the option price of Stock Options, (iv) the grant price of Stock Appreciation Rights; and (v) the terms and conditions of any outstanding Incentives (including, without limitation, any applicable performance targets or criteria with respect thereto). Any such determination shall be final, binding and conclusive on all parties.

(c)   **Minimum Vesting.** Notwithstanding any other provision of the Plan to the contrary, Incentives granted under the Plan (other than cash-based Incentives) shall vest no earlier than the first anniversary of the grant date of such Incentive; provided, that the following Incentives shall not be subject to the foregoing minimum vesting requirement: any (i) Substitute Incentives, (ii) shares of Common Stock delivered in lieu of fully vested cash obligations, and (iii) any additional Incentives the Committee may grant, up to a maximum of five percent (5%) of the Share Reserve authorized for issuance under the Plan pursuant to Section 7(a) (subject to adjustment under Section 7(b)); and, provided, further, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Incentive, including in cases of retirement, death, disability or a Change in Control, in the terms of the award agreement or otherwise.

8.   **STOCK OPTIONS**

The Committee may grant options intended to qualify as ISOs and Nonqualified Options. Such Stock Options shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a)   **Stock Option Price.** The option price per share with respect to each Stock Option shall be determined by the Committee, but shall not be less than 100 percent of the Fair Market Value of the Common Stock on the date the Stock Option is granted other than Stock Options that are Substitute Incentives, as determined by the Committee. Notwithstanding the foregoing, a Ten Percent Stockholder will not be granted an ISO unless the exercise price of the ISO is at least 110 percent of the Fair Market Value of the Common Stock on the date the ISO is granted.

(b)   **Period of Stock Option.** The period of each Stock Option shall be fixed by the Committee, provided that the period for all Stock Options shall not exceed ten years from the grant, provided further, however, that, (i) the Committee may provide in a grant agreement that the terms of any Stock Option shall be extended during any period that such Stock Option may not be exercised under any applicable law or during an applicable blackout period, and (ii) an ISO granted to a Ten Percent Stockholder will not be exercisable after the expiration of five years from the date of grant. The Committee may, subsequent to the granting of any Stock Option, extend the term thereof, but in no event shall the extended term exceed ten years from the original grant date.

(c)   **Exercise of Stock Option and Payment Therefore.** No shares shall be issued until full payment of the option price has been made. The option price may be paid in cash or, if the Committee determines, in shares of Common Stock (by tendering previously acquired shares of Common Stock, either actually or by attestation, or by the Company withholding shares otherwise issuable in connection with the exercise of the Stock Option), a combination of cash and shares of Common Stock, or through a cashless exercise procedure that allows grantees to sell immediately some or all of the shares underlying the exercised portion of the Stock Option in order to generate sufficient cash to pay the option price. If the Committee approves the use of shares of Common Stock as a payment method, the Committee shall establish such conditions as it deems appropriate for the use of Common Stock to exercise a Stock Option. Stock Options awarded under the Plan shall be exercised through such procedure or program as the Committee may establish or define from time to time, which may include a designated broker that must be used in exercising such Stock Options.

(d) **First Exercisable Date.** The Committee shall determine how and when shares covered by a Stock Option may be purchased. The Committee may establish waiting periods, the dates on which Stock Options become exercisable or non-forfeitable and, subject to paragraph (b) of this section, exercise periods. The Committee may accelerate the exercisability of any Stock Option or portion thereof.

(e) **Termination of Employment.** Unless determined otherwise by the Committee, upon the termination of a Stock Option grantee's employment (for any reason other than gross misconduct), Stock Option privileges shall be limited to the shares that were immediately exercisable at the date of such termination. The Committee, however, in its discretion, may provide that any Stock Options outstanding but not yet exercisable upon the termination of a Stock Option grantee's employment may become exercisable in accordance with a schedule determined by the Committee. Such Stock Option privileges shall expire unless exercised within such period of time after the date of termination of employment as may be established by the Committee, but in no event later than the expiration date of the Stock Option.

(f) **Termination Due to Misconduct.** If a Stock Option grantee's employment is terminated for gross misconduct, as determined by the Company, all rights under the Stock Option shall expire upon the date of such termination.

(g) **Limits on ISOs.** Except as may otherwise be permitted by the Code, an Eligible Employee may not receive a grant of ISOs for stock that would have an aggregate Fair Market Value in excess of $100,000 (or such other amount as the Internal Revenue Service may decide from time to time), determined as of the time that the ISO is granted, that would be exercisable for the first time by such person during any calendar year. If any grant is made in excess of the limits provided in the Code, such grant shall automatically become a Nonqualified Option. In addition, ISOs may only be granted to Employees of the Company and its subsidiaries.

(h) **Dividends.** Anything in the Plan to the contrary notwithstanding, no dividends or dividend equivalents may be paid on Stock Options.

9. STOCK APPRECIATION RIGHTS

The Committee may, in its discretion, grant a Stock Appreciation Right either singly or in combination with an underlying Stock Option granted hereunder. Such Stock Appreciation Right shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) **Time and Period of Grant.** If a Stock Appreciation Right is granted as a Tandem SAR, it may be granted at the time of the Stock Option grant or at any time thereafter but prior to the expiration of the Stock Option grant. At the time the Tandem SAR is granted the Committee may limit the exercise period for such Stock Appreciation Right, before and after which period no Stock Appreciation Right shall attach to the underlying Stock Option. In no event shall the exercise period for a Tandem SAR exceed the exercise period for such Stock Option. If a Stock Appreciation Right is granted as a Stand Alone SAR the period for exercise of the Stock Appreciation Right shall be set by the Committee. The maximum term of a Stand Alone SAR shall not exceed ten years from the grant, provided further, however, that the Committee may provide in a grant agreement that the term of any Stock Option shall be extended during any period that such Stock Option may not be exercised under any applicable law or during an applicable blackout period.

(b) **Value of Stock Appreciation Right.** The grantee of a Tandem SAR will be entitled to surrender the Stock Option which is then exercisable and receive in exchange therefore an amount equal to the excess of the Fair Market Value of the Common Stock on the date the election to surrender is received by the Company in accordance with exercise procedures established by the Company over the Stock Option price (the "**Spread**") multiplied by the number of shares covered by the Stock Option which is surrendered. The grantee of a Stand Alone SAR will receive upon exercise of the Stock Appreciation Right an amount equal to the excess of the Fair Market Value of the Common Stock on the date the election to surrender such Stand Alone SAR is received by the Company in accordance with exercise procedures established by the Company over the Fair Market Value of the Common Stock on the date of grant multiplied by the number of shares covered by portion of the Stand Alone SAR being exercised. Notwithstanding the foregoing, in its sole discretion the Committee at the time it grants a Stock Appreciation Right may provide that the Spread covered by such Stock Appreciation Right may not exceed a specified amount.

(c) **Payment of Stock Appreciation Right.** Payment of a Stock Appreciation Right shall be in the form of shares of Common Stock, cash or any combination of shares and cash. The form of payment upon exercise of such a right shall be determined by the Committee either at the time of grant of the Stock Appreciation Right or at the time of exercise of the Stock Appreciation Right.

(d) **Dividends.** Anything in the Plan to the contrary notwithstanding, no dividends or dividend equivalents may be paid on Stock Appreciation Rights.

(e) **Termination of Employment.** Unless determined otherwise by the Committee, upon the termination of a Stock Appreciation Right grantee's employment (for any reason other than gross misconduct), Stock Appreciation Right privileges shall be limited to the shares that were immediately exercisable at the date of such termination. The Committee, however, in its discretion, may provide that any Stand Alone SAR outstanding but not yet exercisable upon the termination of a Stock Appreciation Right grantee's employment may become exercisable in accordance with a schedule determined by the Committee. Such privileges shall expire unless exercised within such period of time after the date of termination of employment as may be established by the Committee, but in no event later than the expiration date of the Stock Appreciation Right.

(f) **Termination Due to Misconduct.** If a Stock Appreciation Right grantee's employment is terminated for gross misconduct, as determined by the Company, all rights under the Stock Appreciation Right shall expire upon the date of such termination.

10. **PERFORMANCE AWARDS**

The Committee may grant Performance Awards, including Performance Shares or Performance Units, which vesting, payment, settlement, or other terms may be conditioned on the performance of the Company or its parent or any subsidiary, division, business unit, affiliate or joint venture of the Company selected by the Committee during the Award Period meeting certain goals established by the Committee. Performance Awards shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) **Award Period and Performance Goals**. The Committee shall determine and include in the terms and conditions of a Performance Award the period of time for which a Performance Award is made ("**Award Period**"). The Committee also shall establish performance objectives ("**Performance Goals**") to be met by the Company, its subsidiary, division, business unit, affiliate or joint venture of the Company during the Award Period as a condition to payment of the Performance Award. The Performance Goals may include minimum and optimum objectives or a single set of objectives, may be applied to either the Company as a whole or to a subsidiary, division, business unit, affiliate or joint venture, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee.

(b) **Payment of Performance Awards.** The Committee shall establish the method of calculating the amount of payment to be made under a Performance Award if the Performance Goals are met, including the fixing of a maximum payment. After the completion of an Award Period, the performance of the Company, its subsidiary, division, business unit, affiliate or joint venture of the Company shall be measured against the Performance Goals, and the Committee shall determine, in accordance with the terms of such Performance Award, whether all, none or any portion of a Performance Award shall be paid. The Committee, in its discretion, may elect to make payment in shares of Common Stock, cash or a combination of shares and cash. Any cash payment of an award measured relative to Common Stock shall be based on the Fair Market Value of shares of Common Stock on, or as soon as practicable prior to, the date of payment or such other date as determined by the Committee. The Committee may establish rules and procedures to permit a grantee to defer recognition of income upon the attainment of a Performance Award.

(c) **Revision of Performance Goals.** The Committee may revise the Performance Goals and the computation of payment if one or more events occur which have a substantial effect on the performance of the Company, subsidiary, division, affiliate or joint venture of the Company and which, in the judgment of the Committee, make the application of the Performance Goals unfair unless a revision is made, including without limitation, to reflect losses from discontinued operations, extraordinary, unusual or nonrecurring gains and losses, the cumulative effect of accounting changes, acquisitions or divestitures, structural changes/outsourcing, foreign exchange impacts, the impact of specified corporate transactions, accounting or tax law changes and other extraordinary or nonrecurring events.

(d) **Requirement of Employment.** Except as otherwise provided in the grant agreement evidencing the Incentive, a grantee of a Performance Award must remain in the employ of the Company, its subsidiary, affiliate or joint venture until the completion of the Award Period in order to be entitled to payment under the Performance Award; provided that the Committee may, in its discretion, provide for a full or partial payment where such an exception is deemed equitable.

(e) **Dividends.** The Committee may, in its discretion, at the time of the Performance Award grant, determine if any dividends declared on the Common Stock during the Award Period which would have been paid with respect to Performance Shares had they been owned by a grantee or dividend equivalents be either (i) accumulated for the benefit of the grantee and used to increase the number of Performance Shares of the grantee, or paid as cash, at the end of the Award Period or (ii) not paid or accumulated. Notwithstanding anything to the contrary, such dividends or dividend equivalents shall only be payable following the end of the Award Period to the extent that the Performance Shares have been earned.

11. RESTRICTED STOCK GRANTS

The Committee may grant Restricted Stock or Restricted Stock Units to an Eligible Employee, which shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe, including Performance Goals ("**Restricted Stock Grants**"). Such grants shall not be free from restriction during the period designated by the Committee (the "**Restricted Period**").

    (a)   **Requirement of Employment.** A grantee of a Restricted Stock Grant must remain in the employment of the Company during the Restricted Period in order to receive the shares, cash or combination thereof under the Restricted Stock Grant. Except as otherwise provided in the grant agreement evidencing the Incentive, if the grantee leaves the employment of the Company prior to the end of the Restricted Period, the Restricted Stock Grant shall terminate and any shares of Common Stock shall be returned immediately to the Company, provided that the Committee may provide for the employment restriction to lapse with respect to a portion or portions of the Restricted Stock Grant at different times during the Restricted Period. The Committee may, in its discretion, also provide for such complete or partial exceptions to the employment restriction as it deems equitable.

    (b)   **Restrictions on Transfer and Legend on Stock Certificates.** During the Restricted Period, the grantee may not sell, assign, transfer, pledge or otherwise dispose of the Restricted Stock Grant, including but not limited to any shares of Common Stock. Any certificate for shares of Common Stock issued hereunder shall contain a legend giving appropriate notice of the restrictions in the grant.

    (c)   **Escrow Agreement.** The Committee may require the grantee to enter into an escrow agreement providing that any certificates representing the Restricted Stock Grant will remain in the physical custody of an escrow holder until all restrictions are removed or expire.

    (d)   **Lapse of Restrictions.** All restrictions imposed under the Restricted Stock Grant shall lapse upon the expiration of the Restricted Period if the conditions as to employment set forth above and any other terms and conditions prescribed by the Committee have been met. The grantee shall then be entitled to have the legend removed from any certificates for Restricted Stock. Restricted Stock Units may be paid in the form of shares of Common Stock, cash or any combination of shares and cash as determined by the Committee. The Committee may establish rules and procedures to permit a grantee to defer recognition of income upon the expiration of the Restricted Period.

    (e)   **Dividends.** The Committee may, in its discretion, at the time of the Restricted Stock Grant, provide that any dividends declared on Common Stock during the Restricted Period or dividend equivalents be (i) accumulated for the benefit of the grantee and used to increase the number of shares of Common Stock subject to the Restricted Stock Grant, or paid as cash, to the grantee at the expiration of the Restricted Period or (ii) not accumulated. Notwithstanding anything to the contrary, such dividends or dividend equivalents shall only be payable following the expiration of the Restricted Period to the extent that the Restricted Stock Grant has been earned.

12. OTHER SHARE-BASED AWARDS

The Committee may grant a Share Award or Phantom Stock Award to any Eligible Employee on such terms and conditions as the Committee may determine in its sole discretion. Share Awards may be made as additional compensation for services rendered by the Eligible Employee or may be in lieu of cash or other compensation to which the Eligible Employee is entitled from the Company. The Committee may, in its discretion, at the time a Share Award or Phantom Stock Award is granted, provide that any dividends declared on Common Stock during the applicable Restricted Period or dividend equivalents be (i) accumulated for the benefit of the grantee and used to increase the number of shares of Common Stock subject to the applicable Share Award or Phantom Stock Award, or paid as cash, to the grantee at the expiration of the Restricted Period or (ii) not accumulated. Notwithstanding anything to the contrary, such dividends or dividend equivalents shall only be payable to the extent that the applicable Share Award or Phantom Stock Award has been earned.



13.   CASH AWARDS

The Committee may grant Incentives payable in cash (a "**Cash Award**") to any Eligible Employee on such terms and conditions as the Committee may determine in its sole discretion. Cash Awards may be made as additional compensation for services rendered by the Eligible Employee or may be in lieu other compensation to which the Eligible Employee is entitled from the Company. A Cash Award may or may not be subject to vesting conditions, including performance-based vesting conditions consistent with other forms of Performance Awards.

14.   TRANSFERABILITY

Each Stock Option and Stock Appreciation Right granted under the Plan shall not be transferable other than by will or the laws of descent and distribution; each other Incentive granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution or as determined by the Committee in accordance with the Exchange Act or any other applicable law or regulation. Notwithstanding the foregoing, the Committee, in its discretion, may adopt rules permitting the transfer, solely as gifts and without payment of monetary consideration, during the grantee's lifetime, of Stock Options (other than ISOs) and Stock Appreciation Right to members of a grantee's immediate family or to trusts, family partnerships or similar entities for the benefit of such immediate family members. For this purpose, immediate family member means the grantee's spouse, parent, child, stepchild, grandchild and the spouses of such family members. The terms of a Stock Option and Stock Appreciation Right shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the grantee.

15.   DISCONTINUANCE OR AMENDMENT OF THE PLAN

The Board of Directors may discontinue the Plan at any time and may from time to time amend or revise the terms of the Plan as permitted by applicable statutes, except that it may not, without the consent of the grantees affected, revoke or alter, in a manner that is materially unfavorable to the grantees of any Incentives hereunder, any Incentives then outstanding, nor may the Board of Directors amend the Plan without stockholder approval where the absence of such approval would cause the Plan to fail to comply with any requirement of applicable law or regulation or the listing requirements of any national securities exchange or association on which the Common Stock is then listed. Notwithstanding the foregoing, without consent of affected grantees, Incentives may be amended, revised or revoked when necessary to avoid penalties under Section 409A of the Code, to ensure compliance with the listing requirements any national securities exchange or association on which the Common Stock is then listed, or as may be required or appropriate to comply with changes in applicable laws and regulations.   Other than pursuant to Section 7(b) or in connection with a Change in Control, the Committee shall not without the approval of the Company's stockholders (a) lower the exercise price of a Stock Option or Stock Appreciation Right, (b) cancel a Stock Option or Stock Appreciation Right when the exercise price per share exceeds the Fair Market Value of one share of Common Stock in exchange for cash or another Incentive, or (c) take any other action with respect to a Stock Option or Stock Appreciation Right that would be treated as a repricing under the rules and regulations of the principal U.S. national securities exchange on which the Common Stock is listed.



16. NO LIMITATION ON COMPENSATION

Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its service providers, in cash or property, in a manner which is not expressly authorized under the Plan.

17. NO CONSTRAINT ON CORPORATE ACTION

Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 15, to limit the right or power of the Company, or any subsidiary, affiliate or joint venture to take any action which such entity deems to be necessary or appropriate.

18. WITHHOLDING TAXES

The Company shall be entitled to deduct from any payment under the Plan, regardless of the form of such payment, the amount of all applicable income, excise and employment taxes required or permitted by law to be withheld with respect to such payment or may require the Eligible Employee to pay to it such tax prior to and as a condition of the making of such payment. In accordance with any applicable administrative guidelines it establishes, the Committee may allow an Eligible Employee to pay the amount of taxes required by law to be withheld from an Incentive by withholding from any payment of Common Stock due as a result of such Incentive, or by permitting the Eligible Employee to deliver to the Company, shares of Common Stock having a Fair Market Value, as determined by the Committee, equal to the amount of such required or permitted withholding taxes.

19. COMPLIANCE WITH SECTION 16 OF THE EXCHANGE ACT

With respect to Eligible Employees who are Section 16 Officers, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act. To the extent that compliance with any Plan provision applicable solely to the Section 16 Officers is not required in order to bring a transaction by such Section 16 Officer into compliance with Rule 16b-3, it shall be deemed null and void as to such transaction, to the extent permitted by law and deemed advisable by the Committee and its delegees. To the extent any provision of the Plan or action by the Plan administrators involving such Section 16 Officers is deemed not to comply with an applicable condition of Rule 16b-3, it shall be deemed null and void as to such Section 16 Officers, to the extent permitted by law and deemed advisable by the Plan administrators.

20. COMPLIANCE WITH SECTION 409A OF THE CODE

To the extent applicable, to the extent an Incentive is granted to an Eligible Employee subject to the Code, it is intended that such Incentive be exempt from Section 409A of the Code or be structured in a manner that would not cause the Eligible Employee to be subject to taxes and interest pursuant to Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the award document specifically provides otherwise), if an Eligible Employee holding an Incentive that constitutes "deferred compensation" under Section 409A of the Code is a "specified employee" for purposes of Section 409A of the Code and the Eligible Employee is otherwise subject to Section 409A of the Code, no distribution or payment of any amount that is due because of a "separation from service" (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six months following the date of such Eligible Employee's "separation from service" or, if earlier, the date of the Eligible Employee's death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule. The Company makes no representation that any or all of the payments or benefits described in the Plan will be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to any such payment. Eligible Employees shall be solely responsible for the payment of any taxes and penalties incurred under Section 409A of the Code.



21. USE OF PROCEEDS

Any proceeds received by the Company under the Plan shall be added to the general funds of the Company and shall be used for such corporate purposes as the Board of Directors shall direct.

22. GOVERNING LAW

The Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware without giving effect to the principles of conflicts of laws. Unless otherwise set forth in the applicable grant agreement, the State and Federal courts located in the State of Delaware shall have exclusive jurisdiction for any action brought under the Plan or pursuant to any Incentive.

23. REGISTRATION AND APPROVALS

The obligation of the Company to sell or deliver shares of Common Stock with respect to Incentives granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee. Each Incentive is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of shares of Common Stock issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Incentive or the issuance of shares of Common Stock, no Incentives shall be granted or payment made or shares of Common Stock issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee. Notwithstanding anything contained in the Plan, the terms and conditions related to the Incentive, or any other agreement to the contrary, in the event that the disposition of shares of Common Stock acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act, and is not otherwise exempt from such registration, such shares of Common Stock shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving shares of Common Stock pursuant to an Incentive granted under the Plan, as a condition precedent to receipt of such shares of Common Stock, to represent and warrant to the Company in writing that the shares of Common Stock acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such shares of Common Stock shall be appropriately amended or have an appropriate legend placed thereon to reflect their status as restricted securities as aforesaid.

24. OFFSET AND SUSPENSION OF EXERCISE

Anything to the contrary in the Plan notwithstanding, the Plan administrators may (i) offset any Incentive by amounts reasonably believed to be owed to the Company by the grantee and (ii) disallow an Incentive to be exercised or otherwise payable during a time when the Company is investigating reasonably reliable allegations of gross misconduct by the grantee.



25. EFFECT OF A CHANGE IN CONTROL

The following provisions will apply to Incentives in the event of a Change in Control unless otherwise provided in the grant agreement evidencing the Incentive or any other written agreement between the Company or any affiliate and the Eligible Employee or unless otherwise expressly provided by the Committee at the time of grant of an Incentive. In the event of a Change in Control, then, notwithstanding any other provision of this Plan, the Committee will take one or more of the following actions with respect to each outstanding Incentive, contingent upon the closing or completion of the Change in Control:

(a) arrange for the surviving corporation or acquiring corporation (or the surviving or acquiring corporation's parent company) to assume or continue the Incentive or to substitute a similar award for the Incentive (including, but not limited to, an award to acquire the same consideration per share paid to the stockholders of the Company pursuant to the Change in Control);

(b) accelerate the vesting, in whole or in part, of the Incentive (and, if applicable, the time at which the Incentive may be exercised) to a date prior to the effective time of such Change in Control as the Committee determines, with such Incentive terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective;

(c) cancel or arrange for the cancellation of the Incentive, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for such cash consideration, if any, as the Committee, in its reasonable determination, may consider appropriate as an approximation of the value of the canceled Incentive, taking into account the value of the Common Stock subject to the canceled Incentive, the possibility that the Incentive might not otherwise vest in full, and such other factors as the Committee deems relevant; and

(d) cancel or arrange for the cancellation of the Incentive, to the extent not vested or not exercised prior to the effective time of the Change in Control, in exchange for a payment, in such form as may be determined by the Committee equal to the excess, if any, of (A) the value in the Change in Control of the property the Eligible Employee would have received upon the exercise of the Incentive immediately prior to the effective time of the Change in Control, over (B) any exercise price payable by such holder in connection with such exercise.

The Committee need not take the same action or actions with respect to all Incentives or portions thereof or with respect to all grantees. The Committee may take different actions with respect to the vested and unvested portions of an Incentive.

In the absence of any affirmative determination by the Committee at the time of a Change in Control, each outstanding Incentive will be assumed or an equivalent award will be substituted by such successor corporation or a parent or subsidiary of such successor corporation (the "**Successor Corporation**"), unless the Successor Corporation does not agree to assume the Incentive or to substitute an equivalent award, in which case the vesting of such Incentive will accelerate in its entirety (along with, if applicable, the time at which the Incentive may be exercised) to a date prior to the effective time of such Change in Control as the Committee determines, with such Incentive terminating if not exercised (if applicable) at or prior to the effective time of the Change in Control, and with such exercise reversed if the Change in Control does not become effective.



An Incentive may be subject to additional acceleration of vesting and exercisability upon or after a Change in Control as may be provided in the grant agreement evidencing the Incentive or as may be provided in any other written agreement between the Company or any affiliate and the Eligible Employee, but in the absence of such provision, no such acceleration will occur.

26. CLAWBACK, RECOUPMENT

Notwithstanding any other provision in this Plan to the contrary, all Incentives, including all time and performance-based Incentives, granted under this Plan shall be subject to all clawback and recoupment policies adopted by the Company from time to time, including, without limitation, the Company's Compensation Recoupment Policy and the Company's Dodd-Frank Policy on Recoupment of Incentive Compensation, each as may be amended from time to time (collectively, the "Clawback Policies"). In accepting an Incentive, each grantee acknowledges and agrees that they will be subject to the Clawback Policies to the extent applicable to the grantee and will abide by the terms of the Clawback Policies to the extent applicable, including, without limitation, by reasonably promptly returning any recoverable compensation to the Company as required by the Clawback Policies, as determined by the Committee in its sole discretion. No recovery of compensation under the Clawback Policies will be an event giving rise to a right to resign for "good reason" or "constructive termination" (or similar term) under any agreement with the Company or any of its subsidiaries or affiliates.

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